Annual Report

Fiscal Year 2026

Unified customer
experience management
Unified-CXM





CXM Stockholder Letter

Dear Sprinklr stockholders,

Sprinklr's opportunity is rooted in the power of our fully unified, AI-native platform. Today, we support more than 1,600 global enterprises and their worldwide customers across 30+ channels and over 150 languages, leveraging unified data and customer context to drive a growth flywheel across Marketing, Voice of the Customer, and Service.

The world's most iconic brands are increasingly choosing Sprinklr as a strategic partner, drawn to our AI-native platform that unifies marketing, customer insights, and care to support long-term customer experience strategies. In FY26, annual recurring revenue (ARR) from our generative AI-native Sprinklr Service SKUs grew 50% year over year, reflecting our ability to match the right model to each task and deliver relevance, personalization, and automation at scale. Our AI agents are purpose-built for customer-facing functions and tailored to the unique needs of specific industries.

Fiscal year 2026 marked a year of meaningful progress in Sprinklr's transformation. While renewals were not as high as we would have liked, they trended positively in the second half and we delivered against the core objectives we set at the start of the year. We optimized our cost structure, increased revenue productivity, streamlined operations, and strengthened our leadership team. Together with Project Bear Hug, these actions are driving a cultural shift toward greater accountability, customer centricity, and operational discipline.

We also delivered solid financial results while continuing to invest in innovation for our customers, including:

- Total revenue of $857.2 million, up 8% year over year
- Non-GAAP operating income* of $146.2 million, representing a 17% margin*
- Free cash flow* of $141.9 million with increased cash conversion
- $150 million returned to stockholders through a share repurchase program

We have now entered the second phase of our transformation — transition and execution — which will continue through fiscal year 2027. This phase is focused on embedding the changes we made last year to build a stronger, more scalable, and more efficient foundation.

Customer experience is at an inflection point. AI represents a generational technology shift that is redefining how enterprises engage with people. We believe that we are well positioned to benefit as brands seek deeper connections built on context and recognition. Today's consumers expect brands to recognize them, respond instantly, and keep every interaction seamless and connected.

Our mission is simple but powerful: we are defining Unified Customer Experience Management — one platform that brings together structured and unstructured data and then turns that data into insights and predictions that drive meaningful action across the entire customer journey from discovery and purchase through to engagement, care, and long-term value. As data, AI, and automation converge, we believe that Sprinklr is uniquely positioned to help the world's leading brands deliver more consistent, intelligent, and impactful customer experiences at scale.

While there is still work ahead, we remain confident in our plan and firmly committed to delivering durable growth and long-term value for our stockholders.

Thank you for your continued support.

Rory P. Read

Rory Read
President, CEO and Director

*Non-GAAP operating Income, non-GAAP operating margin and free cash flow are non-GAAP financial measures. For further information regarding these non-GAAP measures, including the limitations of the use of such measures and a reconciliation of reconciliation of each measure to the most directly comparable financial measure stated in accordance with GAAP, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40528

Sprinklr, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**45-4771485**
(State or other Jurisdiction of	**(IRS Employer**
Incorporation or organization)	**Identification No.)**
441 9th Avenue, 12th floor	**10001**
New York, NY	**(Zip Code)**
(Address of principal executive offices)	

(917) 933-7800

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00003 per share	CXM	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on July 31, 2025 based on the closing price of $9.01 for shares of the Registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $1.1 billion. This aggregate market value does not include shares of Class A common stock beneficially owned by each executive officer, director, and stockholder that the registrant has concluded is an affiliate of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 13, 2026, there were 147,704,641 shares of the registrant's Class A common stock and 101,159,704 shares of the registrant's Class B common stock, each with a par value of $0.00003 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2026.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this Form 10-K other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, expenses and other operating results;

- our ability to acquire new customers and successfully engage new and existing customers;

- our ability to achieve and maintain our profitability;

- future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

- our ability to collect accounts receivable or satisfy revenue recognition criteria, especially in emerging markets;

- the costs and success of our marketing efforts and our ability to promote our brand;

- our growth strategy;

- our reliance on key talent and our ability to identify, recruit and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to obtain, maintain, protect, defend or enforce our intellectual property or other proprietary rights and any costs associated therewith;

- the effects of global economic, political and market uncertainty, including as a result of fluctuations in inflation and interest rates, the imposition of tariffs in the United States and abroad, wars, terrorism and other military conflicts (including an escalation or geopolitical expansion of these conflicts) and the recent and any future U.S. government shutdown, on our business, financial condition and share price;

- our ability to compete effectively with existing competitors and new market entrants; and

- the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 10-K. And, while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Unless the context otherwise requires, the terms "Sprinklr," "the Company," "we," "our," "us" or similar references in this Form 10-K refer to Sprinklr, Inc. and its subsidiaries.

Part I

Item 1. Business

Who We Are

Sprinklr provides a Unified Customer Experience Management ("Unified-CXM") platform that helps organizations manage customer interactions across channels and teams. Our artificial intelligence ("AI")-native platform enables customer-facing teams, from Customer Service to Marketing, to collaborate across internal silos, communicate with customers across digital and traditional channels, and leverage AI to deliver better customer experiences at scale. Our mission is to empower companies to deliver next generation, unified journeys that reimagine the customer's experience.

Overview

Companies are increasingly moving from transactional to unified customer experiences. This has been driven by a shift from traditional channels, like email and phone, to an ever-expanding universe of digital channels, like messaging, chat, text and social. Consumer experiences today are shaped by each interaction they have with a brand, which include physical, in-person engagements, as well as digital engagements through online customer support, websites, social media or AI tools. And, given how people connect and transact today, companies face challenges when customer interactions occur across disparate systems. To elevate the consumer experience, they seek to unify every touchpoint along the customer journey and strive to ensure seamless and consistent customer experiences in person and online. They want to instantly communicate with consumers who move fluidly across dozens of channels and resolve customer pain points in real-time and in personalized ways. For large enterprises, reliance on customer relationship management ("CRM") systems and backward-looking customer information like names, addresses and birthdates is not sufficient to meet today's demands for seamless conversational experiences or prepare for the future of 360-degree immersive experiences.

Sprinklr's purpose is to provide an AI-native unified platform purpose-built to help enterprises unify Customer Experience Management ("CXM") and bridge silos across the customer journey, tap into structured and unstructured signals and utilize AI to create a single view of customer engagement at scale. We do this by providing customer-facing teams with the capabilities they need to serve customers, share actionable insights and work together to improve customer experience outcomes. For more than a decade, we have worked with hundreds of the world's most valuable and, in many cases, iconic brands to support their efforts to improve customer experiences, brand awareness and productivity, manage costs and mitigate brand-related risks.

As of January 31, 2026, we had 1,677 customers, including 59% of the Fortune 100 companies, compared to 1,930 customers as of January 31, 2025. While our total number of customers for the fiscal year ended January 31, 2026 decreased as compared to the prior fiscal year, the decrease was partly related to a strategic refinement of our customer profile and our increased focus on top-tier enterprise customers. As of January 31, 2026, we had 141 large customers with subscription revenue equal to or greater than $1.0 million for the trailing 12-month period, compared to 149 as of January 31, 2025. While the total number of customers with subscription revenue equal to or greater than $1.0 million also decreased year-over-year, the average subscription revenue per customer in the $1.0 million cohort has increased and exceeded $3.0 million for the most recent fiscal year.

Our customers include global enterprises across a broad array of industries and geographies, as well as marketing agencies, government departments, non-profit organizations and educational institutions. Our customers are located in more than 90 countries, and our AI-native Unified-CXM platform recognizes over 150 languages. We believe there is a significant opportunity to grow within our existing customer base as customers increase usage of existing products and/or add additional products across business units and geographies. The breadth of our platform also positions us to scale across more customer-facing teams to attract new buyers beyond traditional social media roles, such as the technology buying center, call center operations and data and insights teams, to name a few. Our operations are supported by an experienced global management team and a culture focused on the success of our customers, partners, stockholders and each other. Culture at Sprinklr is shaped by our core values, which underlie our framework for leadership and behaviors centered on customer obsession, teamwork, trust and accountability. These core values not only define how we work, but also enable us to attract and develop top talent that strives to deliver a premium experience for our customers.

Key Advantages of Our Unified-CXM Platform

Our expansive access to data, the unified customer context that powers our AI engine and the breadth of offerings across customer lifecycle enable us to transform insights into action. These three core differentiators serve as the foundation for our unified, AI-native, enterprise-grade platform. Our platform is built using a single codebase architecture and is powered by AI purpose-built for customer experience. We believe that Sprinklr AI combines the best of classical machine learning-based AI techniques, third-party large language models ("LLMs") and in-house specialized LLMs to power end-to-end customer journeys. Our core differentiators are:

- **UNIFIED data and customer context.** We have created a unified platform architecture that allows organizations to listen to customers and prospects, learn from them, deliver customer service and create more personalized experiences across more than 30 channels, including messaging, live chat, text, social media and hundreds of millions of forums, blogs, news and review sites, as well as traditional channels such as voice and email. We believe that we are the only Unified-CXM platform

that can persistently carry customer context across a variety of channels and every stage of the customer lifecycle – from discovery to purchase to care. Because all interactions run through a single unified platform and common codebase, brands gain a continuous, connected view of the customer rather than fragmented moments across disconnected systems. The architecture enables teams to orchestrate seamless journeys across marketing, feedback and care, while applying the more advanced and accurate AI techniques. The result is faster, more accurate insights with the governance, compliance and security enterprises require – delivered through a platform designed to build once and deploy everywhere.

- **PURPOSE-BUILT AI for Customer Experience Management.** With over a decade of development, we offer a broad set of AI capabilities leveraging traditional machine learning-based techniques, as well as generative and agentic AI. Sprinklr's AI capabilities are designed to be purpose-built for Customer Experience Management, grounded in unified customer context across the enterprise. By capturing every interaction across channels and teams in a single platform and common data foundation, our AI understands customers holistically. We believe that this unified context enables a more accurate and complete class of AI. Sprinklr has spent more than a decade developing a comprehensive portfolio of machine learning, generative AI and agentic capabilities, tuned for the nuances of specific industries, languages and enterprise requirements. Today, we offer over 100 customer experience-focused AI capabilities, from autonomous agents and copilots to automated intelligence, root-cause analysis and next-best-action recommendations. Because these capabilities span the entire customer journey, organizations can manage the full spectrum of digital and traditional use cases in one platform. Sprinklr enables broad-based listening, cross-functional collaboration, skills-based workflows and customer-led guidance, all of which empower teams to make faster, more informed decisions, ultimately delivering consistent, extraordinary experiences at every level.

- **ADVANCED listening, built for digitally led, real-time and conversational data, yielding actionable insights.** Our platform was designed from the ground up to handle a massive scale of unstructured data. The platform captures over 450 million conversations and makes over 8 billion AI predictions every day, publishes over 160 million brand messages, including those published over live chat, and handles more than 200 million contact center interactions every month, while also tracking over 40,000 brands and influencers and managing over 4 billion profiles across all digital channels. We believe that the scale of our AI predictions, the scope of our digital identity management and our conversational capabilities are unmatched in the industry.

- **SCALABLE enterprise-grade platform.** We empower the largest global enterprises to serve their customers 24/7. Our architecture is designed to be scalable and flexible to meet the demands of today's digital enterprises or organizations and to be deployed at scale to ingest massive amounts of data. Our Unified-CXM platform is designed to meet the industry security controls. For example, we are certified in International Organization for Standardization ("ISO") 27001, maintain annual American Institute of CPAs ("AICPA") System and Organization Controls ("SOC") 1, SOC 2, and SOC 3 Type II reports and have an environment that is assessed under Payment Card Industry Data Security Standard ("PCI-DSS") as Service Provider Level 1. We also assess specific features for compliance with the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA"), security and privacy controls and procure an AICPA accredited auditor report under Statements on Standards for Attestation Engagements ("SSAE") 21. Our data privacy measures are designed to meet the requirements under applicable data protection laws such as the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 ("CPRA") (collectively, "CCPA"). We have been granted a Federal Risk and Authorization Management Program ("FedRAMP") LI-SaaS Authority to Operate ("ATO") to operate our solutions for United States federal agencies.

Sprinklr is recognized by leading industry analysts, including Gartner, Forrester, and IDC, across various customer experience and enterprise software categories. We are a Leader in the Gartner® Magic Quadrant™ for Content Marketing Platforms, Gartner® Magic Quadrant™ for Voice of the Customer Solutions, Forrester Wave™: Social Suites and Forrester Wave™: Digital Customer Interaction Solutions. Additionally, we have received strong rankings in Gartner® Magic Quadrant™ for Conversational AI, Forrester Wave™: Contact Center as a Service, Forrester Wave™: Customer Feedback Management, IDC Contact Center as a Service MarketScape, IDC Voice of the Customer MarketScape and the IDC MarketScape for Social Marketing Platforms.

Our Artificial Intelligence – Sprinklr AI

The core of our technology is Sprinklr AI, which is the foundation of our AI-native unified platform and integrated across a highly scalable and flexible architecture that powers every Sprinklr solution. We believe that our Unified-CXM platform is the first purpose-built, AI-native platform for the enterprise, designed with the security, compliance and governance measures large enterprises require. Over more than a decade, we've developed deep machine learning algorithms that automate insights and interactions, enabling our AI engine to process millions of structured and unstructured data points from countless channels and applications in real time. We believe that what differentiates Sprinklr is the unified customer context and unified data foundation underneath. By carrying signals across the entire lifecycle – solicited and unsolicited, unstructured and structured, across 70+ industries, dozens of functions, and 150+ languages – Sprinklr AI gains a uniquely comprehensive understanding of our brands' customers. We believe that the breadth and continuity

make our AI particularly well-suited for context-rich customer experience use cases that single-workflow or single channel systems cannot yet support.

Our AI is differentiated in the following ways:

- **UNIFIED AI-READY data.** Our platform ingests, processes and analyzes unstructured conversational data at massive scale – spanning social, digital and the open web – with over 450 million data points ingested. In addition to this, Sprinklr processes over 9 trillion tokens every month through its in-house LLMs and powers more than 160 million brand messages and 200 million contact center interactions monthly. All of this conversational data is already unified and connected within the Sprinklr platform by a shared and common taxonomy, enabling enterprises to get consistent insights at scale across all channels and customer touchpoints.

- **MODEL-DYNAMIC approach to AI.** We leverage a combination of traditional AI techniques, best-in-class third-party LLMs and in-house LLMs to power end-to-end customer and user journeys. Sprinklr aims to match the best model to every task, unlocking relevance, personalization and automation at scale. While we prescribe the most optimal model-mix, prompts and deployment strategies, more advanced enterprises can leverage AI+ Studio – the central AI console and configuration layer – to manage models and providers, control the prompt engineering layer, configure guardrails and personally identifiable information masking and manage their AI workflows across the Sprinklr platform.

- **SELF-IMPROVING feedback loops.** Sprinklr AI gets smarter with every interaction – learning from outcomes, continuously evaluating its own performance and generating recommendations for improvement. These insights are used to autonomously update prompts, standard operating procedures and knowledge, while keeping humans in the loop. Because Sprinklr operates on a unified model for humans and AI, both share the same context, switch fluidly between roles and learn from each other's interactions.

- **SPECIALIZED AI capabilities.** We have highly specialized AI models across more than 60 industry verticals and sub-verticals and natively annotated across more than 150 languages. In addition to this, we have developed specialized in-house LLMs to power use cases such as sentiment analysis (platform-wide), conversational analytics, automated quality management and many others. This has led to improved accuracy, significant cost savings, improved operational efficiency with easier maintenance and faster turnaround time.

Our Product Suites

With the rise of digital channels, customers are connected and empowered like never before. Every customer-facing team needs to think differently as a result:

- Customers volunteer feedback 24/7 on public channels – *research can be actionable and real-time.*

- How you care for customers determines what they say about you – *customer service is the new marketing.*

- Customers trust each other more than brands and want to be recognized as people, not purchasers – *marketing is what they say, not what you say, so be personal.*

- Customers buy based on their experience with a brand – *engagement drives sales.*

- The convergence of technology waves is changing how people connect and transact – with customers preferring to engage digitally, shoppers transacting on social media and purchasing decisions influenced by AI.

These new realities guide what we have built, providing solutions and capabilities that large enterprises can no longer afford to live without. Sprinklr offers four major product suites:

- **Sprinklr Service.** A suite of AI-based products and solutions that transforms fragmented interactions across voice, digital and social channels into cohesive, channel-less experiences powered by intelligent human-AI collaboration at enterprise scale.

- **Sprinklr Social.** A suite of AI-based products and solutions that unifies social media management across publishing, engagement, influencers, employee advocacy and analytics across 30+ channels – enabling enterprise-grade security, governance and automation.

- **Sprinklr Insights.** A suite of AI-native products and solutions that delivers real-time consumer intelligence and unlocks actionable insights by unifying the complete Voice of the Customer – capturing both direct and indirect signals – across social, digital and enterprise channels. By integrating Customer Feedback Management with always-on listening and AI-powered analytics, Sprinklr Insights helps enterprises eliminate blind spots, drive cross-functional action and transform every customer signal into a competitive advantage.

- **Sprinklr Marketing.** A suite of AI-based solutions that unifies campaign planning, content production, activation and reporting across paid and owned digital channels. It provides campaign workflow management and automation and delivers comprehensive reporting and insights while enabling collaboration, enterprise-grade governance and compliance.

Sprinklr offers modular packages and stock keeping units aligned to customers' use cases across Sprinklr Service, Sprinklr Social, Sprinklr Insights and Sprinklr Marketing.

Sprinklr Unified-CXM Platform

A unified AI-native platform with four product suites. Purpose-built to consolidate listening and insights, social media management, campaign lifecycle management, paid advertising and customer service in one unified platform. The four key product suites that align to the needs of enterprises managing the customer journey are:

- Sprinklr Service

- Sprinklr Social

- Sprinklr Insights

- Sprinklr Marketing

The Sprinklr Unified-CXM architecture was built to manage all of these products on a single platform. Our Unified-CXM Platform provides the following common features and capabilities, which are shared across the platform and all products:

- **Sprinklr AI.** Purpose-built for Customer Experience Management, combining the best of traditional AI, third-party LLMs and in-house LLMs to power end-to-end customer journeys.

- **AI+ Studio.** Customers can gain full visibility and control over generative AI-powered capabilities across the Sprinklr platform. Manage models, providers, prompts, AI workflows and guardrails from a single place and scale with confidence. AI+ Studio also allows enterprises to configure and manage AI Agents and Copilots from a unified user interface.

- **Sandbox.** Sprinklr Sandbox offers an isolated test environment that mimics the live production environment, allowing users to practice with precision, create without consequences and change with confidence.

- **Integrations.** Sprinklr marketplace integrations include 80+ out-of-the-box connectors with CRMs, CDPs, DAMs, and Data Visualization, as well as with other enterprise platforms like Microsoft, Salesforce, Adobe, Google, Oracle, SAP and ServiceNow.

- **APIs.** Sprinklr provides a robust list of Restful web service application programming interfaces ("APIs") to integrate data and execute processes with external systems.

- **Active Data Retention.** Customers have the ability to store Sprinklr's platform data to stay on top of regulatory requirements, use historical data to address key operational needs and optimize campaigns based on past performance.

- **Display.** Display transforms data and content into high-impact, insights-driven experiences through an interactive digital signage solution for retail, digital out-of-home, stadium, broadcast TV and command centers.

- **Presentations.** Our Live Slide™ technology helps customers quickly create slides of live, real-time social and business data and content that are easily accessible for all stakeholders, empowering them to tell their story in a visually compelling way.

Sprinklr Service

Sprinklr Service is a comprehensive, cloud-native, AI-based customer service platform that enables agents to seamlessly serve customers across digital, social and voice channels and empowers the leadership with complete visibility into contact center operations to drive transformation and impact.

Customers choose from the following Sprinklr Service products, sold individually and in bundles:

- **Sprinklr AI Agents.** Customer-facing AI agents that drive immediate resolution for the customer and call deflection for brands. Sprinklr AI Agents get smarter with every interaction to power superior customer support and commerce experiences.

- **Sprinklr Voice.** Enables enterprises to modernize their contact center with AI-based inbound and outbound voice capabilities, including Interactive Voice Response, Automatic Call Distribution, Pairing and Routing, Call Controls, AI Agent Assist, AI-driven Nudges and Predictive Dialers, Omnichannel Workflows, Campaign Management and Contact Center Monitoring.

- **Sprinklr VoiceConnect.** A robust contact center connectivity layer that enables high-quality voice connections by integrating Sprinklr Service contact center as a service ("CCaaS") software and telephony without the need for communications platform as a service ("CPaaS") providers.

- **Agent Copilot.** Empowers contact center agents with real-time conversational assistance, automating routine tasks, providing real-time responses and nudges, and executing complex and custom workflows.

- **Supervisor Copilot.** Provides real-time conversational, context-aware guidance across contact center operations and performance metrics and surfaces insights without manual analysis.

- **Social Customer Service.** Allows companies and organizations to deliver a unified customer service experience across 15+ social media channels with Intelligent Routing, Channel Prioritization and Deflection, AI Agent Assist and seamless integrations with CRM systems, such as Salesforce.

- **Live Chat Support.** Helps customers reduce their support costs and Average Handle Time by delivering prompt customer service and resolving queries in the first interaction on websites and mobile applications through text, video and co-browsing.

- **Conversational AI**: **Chatbots.** Our simplified bot development, use case library and industry-specific/intent-based bot workflows, Generative AI-powered conversations, combined with AI-based workflows and seamless agent handoff, empowers brands to deploy chatbots across 25+ channels to improve customer service and grow revenue.

- **Conversational AI**: **Voice Bots.** Utilizing the same capabilities as Chatbots, including generative AI, voice bots enable human-like, seamless omnichannel service with features such as auto modulations, dynamic pacing and expressive text-to-speech.

- **Conversational Analytics.** Unlocks insights from every interaction on why customers are contacting Customer Support, with data across 30+ channels, including Top Contact Drivers, Impact Analysis, Smart Themes, Real-time Alerts and Transcription, and PCI Compliance.

- **Smart AI Intents.** Customized AI capability that breaks down inbound customer messages to identify a customer's primary intention, as well as other useful conversational ingredients to support an agent or automated dialog.

- **Sprinklr AI+ Service.** Boosts agent productivity by leveraging generative AI to deliver capabilities such as Auto Case Summarization, Reply Assistance, Knowledge Base, Agent Adherence and Auto Case Disposition.

- **Community.** Enables companies and organizations to build and manage a customizable forum for customers to easily interact with each other, share solutions and recommend product improvements through capabilities including Gamification, Polls, Contests, Peer-to-Peer Assistance and Integrated Chat.

- **Knowledge Base.** Helps agents find appropriate articles to reduce case handling time. AI intents will seek to surface the most relevant material directly within the Agent Console. For customer-facing experience, Knowledge Base is applied on websites, mobile apps or communities to offer customers quick, direct access to the right information.

- **Guided Workflows.** Provides agents and consumers step-by-step prompts for resolving common queries. AI monitors conversations and suggests the most relevant pre-configured workflows.

- **Workforce Management.** Helps contact center managers analyze historical data to accurately predict workforce needs, meet service targets and improve efficiency with capabilities such as Automated Scheduling, Shift Bidding, Time-off Management, Approval Automation, AI-driven Forecasting, Capacity Planning and Staffing Simulation.

- **Quality Management.** Identifies opportunities to improve agent performance and empower supervisors to spend time on personalized agent coaching rather than evaluations through Live Coaching, Automated case audits, AI-based scoring, Case History, Real-time Insights and more.

- **Service Command Center.** Delivers on-brand displays for real-time contact center monitoring to manage agent and business performance and drive overall productivity.

Key use cases of Sprinklr Service include:

- **Reducing the total cost of ownership** in the contact center by eliminating point solutions;

- **Improving revenue and increasing customer satisfaction** by enabling channel-less customer service;

- **Reducing costs** by uncovering actionable insights into what is driving contact center volume; and

- **Increasing efficiency and improving scalability** by utilizing self-service, agent assist and peer-to-peer capabilities on digital and voice channels.

Sprinklr Social

Sprinklr Social helps our customers to manage their social media across multiple brands, teams and geographies by providing the broadest channel coverage, best-in-class AI, enterprise-grade governance and a Unified-CXM platform that integrates social media

with consumer intelligence, marketing and customer service. Sprinklr Social offers global scale by leveraging AI to deliver insights, create content, identify sentiment and intent, automate engagement and scale compliance.

Customers choose from the following Sprinklr Social products:

- **Social Copilot.** AI-powered conversational assistant that empowers enterprise marketing teams to surface social media insights quicker, analyze performance, discover posts conversationally and get in-platform guidance, simplifying work to improve productivity and decision-making.

- **Social Publishing & Engagement.** Enables enterprises to plan, publish and measure brand content across multiple channels with digital asset management, editorial calendaring, UGC management and multi-channel publishing – then measure and respond to customer engagement efficiently with automated workflows, AI-driven moderation & routing and engagement dashboards that can be shared across teams.

- **Distributed.** Empowers Distributed teams (Sales, Location Managers, Field Agents) to drive awareness, scale localized engagement and convert more leads across digital channels — all while ensuring complete brand and legal compliance.

- **Employee Advocacy.** Enables enterprises to leverage their employees to amplify brand, improve awareness, generate leads and attract talent — all while striving to ensure compliance.

Key use cases for Sprinklr Social include:

- **Turning social into a revenue driver** by capitalizing on conversations on social channels to uplift brand and increase sales;

- **Getting more from social media managers** by using AI to understand where and when to engage and automating publishing consistently across all channels; and

- **Protecting brand reputation** by limiting the risk of off-brand engagement with a global regulatory compliance framework for approvals, governance rules and moderation processes.

Sprinklr Insights

Sprinklr Insights enables our customers to listen, learn from and act on insights gleaned from direct and indirect feedback across social, digital and owned channels. This helps enterprises to unify the voice of the customer to manage solicited feedback; capture concerns around products, services and reputation; monitor trends and sentiments; benchmark competition; and detect and manage crises.

Customers choose from the following Sprinklr Insights products:

- **Insights Copilot.** Enables analysts to talk to their data and dashboards conversationally. It helps teams to uncover trends, monitor brand health, benchmark performance and recommend strategic actions conversationally, eliminating the need for manual analysis and surfacing intelligence contextually without manual intervention.

- **Customer Feedback Management.** Modernizes and simplifies customer feedback management by enabling enterprises to capture, analyze and act on both solicited and unsolicited feedback — all within a single platform.

- **Social Listening.** Enables enterprises to understand unstructured data from 20+ social, digital and traditional channels, automatically surface themes, trends and anomalies, share reports and act, all within a single AI-native platform.

- **Competitive Insights & Benchmarking.** Allows companies and organizations to benchmark their social performance against competition and monitor influencers across 10 social channels.

- **Product Insights.** Gain insights into customer sentiments about products and services across over 900 e-commerce websites, more than 15+ social and digital channels and over 10 million web and traditional media outlets. Leverage specialized AI models across over 60 sectors to provide actionable intelligence and recommendations.

- **Location Insights.** Enables enterprises to gather real-time customer feedback at a local, regional and global level from 20+ location-specific data sources to proactively fix issues, manage online reputation, drive business growth and enhance customer experience.

- **Visual Insights.** Helps brands uncover visual brand mentions and user-generated content across news, print, broadcast, social and digital channels in real-time to track and detect brand use or misuse and power more meaningful communication across channels.

Key use cases of Sprinklr Insights include:

- **Growing business by improving products and services** by listening to what customers and prospects are saying and applying AI to turn insights into action;

- **Improving customer experience** by optimizing marketing investments and customer experiences across all channels and touchpoints while benchmarking across industries and competitors; and

- **Protecting brand reputation** by mitigating crises through AI-based issue detection and alerts and by automating stakeholder communication on brand sentiment trends and anomalies.

Sprinklr Marketing

Sprinklr Marketing enables brands to streamline their marketing operations across the campaign lifecycle without the need for spreadsheets or disparate systems, while giving brands the ability to derive insights and optimize their marketing and advertising strategies at scale.

The result: centralized and streamlined planning and publishing across channels, greater efficiency and reduced production costs, automated and unified reporting across channels for organic and paid initiatives, AI-based and rule-based optimization, and actionable insights to improve advertising performance in real time.

Customers choose from the following Sprinklr Marketing products:

- **Marketing Copilot.** Enables marketing teams to proactively monitor campaigns and surface contextual insights and anomalies without the need for manual analysis and troubleshoot effortlessly with always-on AI-powered conversational assistance.

- **Campaign Planning & Content Marketing.** Enables brands to manage content planning, production, distribution and analytics on a single platform to reduce content production costs and accelerate campaign launches through capabilities such as Request Management, Editorial Planning, Collaboration, Production, Digital Asset Management, Brand Governance, Cross-Channel Publishing/Distribution and Sprinklr AI+-driven Ideation, Briefing, Copy Assistance and Localization.

- **Social Advertising.** Helps enterprises streamline advertising campaign management across 11 social channels with features like AI-based Optimization, comprehensive Cross-channel Reporting and enterprise-grade Governance, all on Sprinklr's AI-native Unified-CXM platform.

- **Ads Comment Moderation.** Manages comments on paid posts at scale, allowing brands to moderate testimonials, product feedback and urgent customer service queries that would otherwise go unnoticed. Ads Comment Moderation capabilities include Unified Engagement Dashboards, Rules Engine and Advanced Message Tagging.

- **Marketing Analytics.** Allows companies to measure, analyze and optimize their paid and organic marketing performance across 30+ digital and social channels from a single, comprehensive, AI-based dashboard.

Key use cases of Sprinklr Marketing include:

- **Unifying marketing and advertising teams** on a single platform for all planning and publishing, cross-team collaboration, automation of repetitive tasks and performance management;

- **Efficiently executing marketing and advertising campaigns at scale** with streamlined task management, more control over campaign setup and access to timely, actionable insights. Scaling the use of high-performing assets to reduce content production costs;

- **Protecting return on marketing investment** with improved visibility and speed-to-market, agile course-correction and automated campaign optimization; and

- **Centralizing governance** for every outbound piece of content and leveraging highly configurable user roles and permissions, striving to ensure that all content is authorized and on-brand.

Our Growth Strategy

We intend to capitalize on our growing market opportunity by leveraging unified data and customer context to power our AI-native CXM Platform — creating a growth flywheel across Marketing, Voice of the Customer and Service.

The following are key elements to our growth strategy:

- **Scale Sprinklr Service**. We are transforming the contact center from a voice-focused cost center to an omni-channel revenue center by unifying marketing and sales for more efficient customer service. We believe that the future of customer service can be transformed as contact centers become revenue drivers, efficient and proactive, unlocking enormous opportunity for how brands engage with consumers online and in the channels they choose.

- **Innovate to extend our technology leadership and AI-enabled product lines**. We have a strong history of innovation. Since our inception, we have expanded our platform from Sprinklr Social to include Sprinklr Insights, Sprinklr Marketing and Sprinklr Service. Given our unified and scalable architecture, we have the ability to quickly add or remove channels in a short period of time.

- **Grow customer base**. As of January 31, 2026, we had a customer base of 1,677 organizations. We believe that this represents only a small fraction of our total addressable customer base. As we expand our product offerings and extend our technology leadership, we also plan to continue to invest in sales and marketing to grow our customer base.

- **Increase revenue from existing customers**. The mission-critical nature of our platform and enterprise-wide applicability drive adoption within additional divisions of enterprises and the cross-sell of more products. We believe that enterprises that use multiple products from our platform are able to achieve even higher returns on investment than those that do not, and we believe that we have a significant opportunity to cross-sell and up-sell our various product offerings.

- **Further expansion internationally**. During the years ended January 31, 2026 and 2025, we generated 44% and 41%, respectively, of our revenue outside the Americas. We foresee a significant opportunity to further expand the use of our platform in other regions globally.

- **Broaden and deepen our partner ecosystem**. Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, promotes thought leadership and provides complementary implementation resources. We work with agencies and partners across nine different partner categories, including System Integrators, Transformational partners and Resellers, which includes partners such as Microsoft, Accenture, Deloitte, Salesforce, SAP, ServiceNow, Adobe, Oracle and others. We also now work with several new types of partners, including independent consultants, Referral Partners, Technological Solution Brokers and Business Process Outsourcing ("BPOs") partners. We believe that the Sprinklr partner ecosystem is one of the most diverse across the industry to serve customers and their unique needs from around the world.

- **Selectively pursue acquisitions**. We have a history of selective acquisitions that increase the breadth of our offerings and markets. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to accelerate the pace of our innovation while broadening our customer reach.

Our Go-To-Market Strategy

We generate sales, primarily, through a direct sales organization, which includes Account Executives, Sales Development Reps, Solutions Consultants, Customer & Product Success personnel and Professional Services Personnel who are organized by geography and two primary customer groups: Global Strategic Accounts and Large Enterprise Accounts.

We have a highly methodical and value-based approach to Sales and Customer Success, and have made significant investments in sales enablement, onboarding and performance tracking to ensure an effective, predictable and scalable sales model. Our customer-facing teams operate against a shared Customer Engagement process to ensure that the value we sold is realized by the customer, that they are fully consuming the product, and that there is a logical next step to value expansion.

Our marketing efforts are focused on promoting our brand, generating awareness of our platform, supporting our community of customers and creating sales leads. We utilize both online and offline marketing initiatives, including our participation in industry and partner conferences, digital marketing, case studies and customer testimonials.

We engage with industry research firms to educate them on our platform and its transformational impact on enterprises and have developed go-to-market partnerships that extend the reach of our platform such as Channels, GSIs and Agencies. We anticipate that we will continue to develop select third-party relationships to help grow our business.

Partnerships

Sprinklr has a robust partner program focused on expanding our growth through GSIs, RSIs, Agencies, Social & Channel Partners, Hyperscalers, ISVs, and BPOs. In addition, we are keen to continue to grow and expand our partnerships with AI & LLM companies and cloud data and analytics platforms.

- **System Integrators ("SI") and Agencies.** We are refining and narrowing focus on key regional and global SI partners, who we see as crucial for creating co-sell, co-deliver and co-develop foundations. We believe that these partners will largely drive transformational outcomes for our joint customers, which will allow Sprinklr to leverage our platform as a key differentiator within these opportunities.

- **Referral Partners, BPO and Technological Solution Brokers.** These partnership types work closely with the Sprinklr Sales organization to identify new partner-sourced opportunities and grow partner driven pipeline and revenue.

- **Social & Data Partnerships.** Sprinklr integrates with numerous major social media channels. Our long-standing relationships are aligning more closely to market developments as trends are evolving with the strategies of our social and

data partners. Our focus on developing new points of view and joint go-to-market with these partners will be critical to our efforts around the re-energization of Sprinklr Core. Innovation driven by Sprinklr and these partnerships will allow us to provide expert positioning for our mutual customers.

- **Independent Software Vendors & Technology Partners.** We intend to co-develop partnerships with key leaders in the industry. Also, our focus on collaborating with our cloud technology partners has provided a diversification of execution for our sales team.

Services

We believe that technology, no matter how powerful or well designed, is only as good as the people and processes that complement it. Our foremost goal through our suite of professional services is to ensure that customers consistently find a return on investment and reach new levels of success as a business. We apply the right mix of advisory and hands-on support across people and process optimization to make sure that customers are successful in their digital transformation journey.

Through our Implementation, Training and Managed Services, we strive to ensure that our customers realize value from Day 1 and throughout the Sprinklr journey. Our global, certified implementation consultants design, configure, educate and empower customers. Our teams provide a mix of virtual and instructor-led sessions to enable customers to become platform champions, while our Managed Services consultants are the partners who help provide platform optimization, consultancy and coaching to ensure that customers maximize the benefits of Sprinklr.

Customer Success

At Sprinklr, realizing value for our customers is at the heart of everything we do. Our Customer Success team is a critical partner in achieving our customers' business outcomes through Sprinklr. Sprinklr Customer Success has a formal and value-based delivery system that includes, among other processes:

- The **Day 0 Meeting** is designed to confirm the value the key customer stakeholders are looking to achieve as the account transitions from the pre-sales to the post sales motion. The meeting confirms the use cases that support the value, the metrics associated to those use cases, and locks in commitment from the stakeholders on the deployment and the customer's Success Engagement Process.

- The **COPM (Customer Outcome Planning Meeting)** is designed to be a regular touch base, bi-weekly or as appropriate, in which we, collaboratively, identify and coordinate issue resolution; measure value realized to date through embedded use-case-based, value realization dashboards; and continually align the Sprinklr platform with our customers' desired business outcomes and priorities.

- The **EBR (Executive Business Review)** is designed to be a more strategic meeting with executive representation on both sides, where alignment is discussed, along with a roadmap and corporate and strategic objectives. These are done at an appropriate cadence to help ensure that at no point is there a question as to the business value Sprinklr is bringing. We collaboratively work with our customers to ensure that targets are hit and recommendations are discussed on how to excel, based on best practices and industry expertise.

- The **CHI (Customer Health Index)** is a core internal metric for success at Sprinklr. We continuously survey and monitor a series of metrics of customer health. This serves as an opportunity for continued engagement with our customers, but not a formal measure of our ongoing performance.

- **Operation Bear Hug** is targeted at ensuring that the needs of our strategic customers are met and that we continue to serve them the best we can. Through this process we have an executive review, escalate support and provide product focus to ensure customer retention and satisfaction.

Competition

The CXM industry is rapidly developing, highly fragmented and competitive. We believe that we are the only platform that completely addresses the complex Unified-CXM needs of enterprise-scale organizations. Certain components of our platform, however, compete in various segments of the overall experience management market. Our current and potential competitors offer or may develop consumer-grade point solutions in the following areas:

- experience management solutions, including social media management and social listening solutions;

- home-grown tools;

- customer service and support solutions, such as social messaging, conversational and agentic AI, CCaaS solutions, customer feedback management and Voice of the Customer solutions, content marketing and social advertising solutions; and

- consulting firms and customer relationship management and enterprise resource planning solutions.

We expect competition as industry trends continue to favor the adoption of modern channels and the digital transformation of CXM. The key differentiators for Unified-CXM offerings include:

- product features, quality, functionality and design;

- scalable, flexible and open architecture;

- supports integrations of any customer system or industry solution;

- AI and generative AI capabilities;

- strength of product vision and rapid innovation;

- strong ecosystem of third-party integrations;

- accessibility across several devices, operating systems and applications;

- ease of use;

- overall platform experience;

- designed with governance, security and privacy in mind;

- return on investment and scalable pricing;

- corporate reputation and awareness of our brand;

- strength of sales and marketing efforts;

- proven track record of execution and business value realization at enterprise scale; and

- strength of post-sale support and customer success.

We believe that we compete favorably with respect to all these factors. We expect that we will develop and introduce, or acquire, applications serving customer-facing and other front office functions. However, we realize that many competitors may have competitive advantages over us, including greater brand recognition and name, longer operating histories, greater market penetration in adjacent industries, larger and more established customer bases, larger sales forces and marketing budgets, and access to significantly greater financial, human, technical and other resources. Due to the rapid pace of development of our market, it is possible that new entrants with competitive solutions and substantial resources could introduce new products and services that disrupt our market and more acutely meet the needs of our customers and prospective customers. The market and category, Unified-CXM, in which we participate is rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements and invention assignment agreements to establish and protect our intellectual property and proprietary rights. We seek to protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how and brand, by relying on a combination of federal, state and common law rights in the United States and other jurisdictions, as well as on contractual measures. However, these laws, agreements and procedures provide only limited protection. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform and solutions are larger contributors to our success in the marketplace.

As of January 31, 2026, we owned 38 issued U.S. patents and 10 pending non-provisional or provisional U.S. patent applications. These patents and patent applications seek to protect our proprietary inventions relevant to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and solution names, taglines and logos in the United States and certain other jurisdictions to the extent we determine appropriate and cost-effective. We also have common law rights in certain unregistered trademarks that were established over years of use. In addition, we have registered domain names for websites that we use in our business, such as Sprinklr.com and similar variations. We have also registered "Sprinklr" as a trademark in the United States and various foreign jurisdictions.

Despite our efforts to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent unauthorized parties from obtaining, copying, accessing, using or reverse engineering our software, technology and other proprietary information. For more information regarding the risks relating to intellectual property, see *"Risk Factors—Risks Related to Our Intellectual Property"* under "Item 1A. Risk Factors" in this Form 10-K.

Regulatory Matters

We are subject to a variety of laws, rules and regulations in the United States and internationally, including laws regarding data privacy, protection, security, AI retention, consumer protection, accessibility, sending and storing of electronic messages (and related traffic data where applicable), intellectual property, human resource services, employment and labor laws, workplace safety, consumer protection laws, anti-bribery and anti-corruption laws, import and export controls, immigration laws, federal securities laws and tax regulations, all of which are continuously evolving and developing. The manner in which existing laws and regulations are applied to SaaS businesses, whether they apply to us at all, and how they may relate to our business in particular, both in the United States and internationally, often are unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business and the nature of our services and operations, including with respect to such topics as data privacy, security and protection, AI pricing, advertising, taxation, content regulation and intellectual property ownership and infringement.

In addition, regulatory authorities around the world have implemented or are considering implementing a number of legislative and regulatory proposals concerning privacy, AI spam, data storage, data protection, data collection, content regulation, cybersecurity, government access to personal data and private data, and other matters that may be applicable to our business. More countries are enacting and enforcing laws related to the appropriateness of content and enforcing those and other laws by blocking access to services that are found to be out of compliance. It is also likely that as our business grows and evolves, as an increasing portion of our business shifts to mobile, and as our solutions are used in a greater number of countries and by additional groups, we will become subject to laws and regulations in additional jurisdictions. For additional information, see *"Risk Factors—Risks Related to Litigation, Regulatory Compliance and Government Matters" and " —Risks Related to Privacy, Information Technology and Cybersecurity"* under "Item 1A. Risk Factors" in this Form 10-K.

Environmental, Social and Governance

We recognize our corporate responsibility to implement and support a high standard of ethical and responsible business practices. As a result, we have developed an advisory team that leads our Environmental, Social, and Governance ("ESG") program and drives these initiatives company-wide. This cross-functional team, overseen by sponsors from Sprinklr's Executive Leadership team, works with an external sustainability consultant to implement a multi-year strategy for our ESG program.

This strategy enables us to better manage the areas that are important to our company and our stakeholders. This is based on a sustainability model with three pillars – environment, social and governance – where business areas work together as an integrated management system to ensure that objectives, activities and results are met.

- **Environment.** We seek to improve the efficiency and resilience of our operations by working to reduce our emissions and aligning our operations with sustainable practices and driving product innovation and efficient use of resources. We are focused on assessing and reducing consumption and sources of emissions and waste and partnering with our vendors on these mutual goals.

- **Social.** We are committed to fostering a culture of belonging by supporting an inclusive and equitable workforce and providing all employees with opportunities to be successful through career growth and development. Through leadership training, human capital development and active support of employee resource groups (We Care), we cultivate a culture of belonging that is at the heart of our philosophy. We are committed to ethical employment and apply ethical standards to all operations.

- **Governance.** To generate value through sustainable business solutions, we seek to design and deliver end-to-end solutions that meet the challenges of today's digital economy, including security, data privacy, and responsible AI practices by emphasizing corporate governance, ethics, compliance, and risk management. We maintain a governance framework focused on enabling ethical decision making, risk and crisis management, and business ethics and compliance.

Sustainability Report

More information about Sprinklr's approach to ESG, including further details on our certifications and standards, can be found at https://www.sprinklr.com/sustainability/.

Human Capital Management

As of January 31, 2026, we had 3,258 employees. Of these employees, 634 were based in the United States and 2,624 were based internationally, including 1,956 in India. We have a significant percentage of our development talent based in India and have had a very strong presence in India for the last decade. We believe that this is a competitive advantage for us, as we have access to a strong and deep bench of talent at a significant cost advantage to comparable talent elsewhere in the world. Sprinklr has a global presence, with employees covered by collective bargaining agreements in several jurisdictions in accordance with applicable law. We believe that our employee relations are good, and we have not experienced any work stoppages.

Our Culture

At Sprinklr, our core values – customer obsession, trust, accountability and teamwork – shape our culture and how we work together. We are building a positive, productive and inclusive workplace where employees feel valued and supported while driving clear communication and shared goals. By investing in leadership development, recruiting top talent and refining our operational processes, we are creating an environment that reinforces our core values and enables both individual and company growth.

In addition to our core values, we invest and focus on the following initiatives that build trust and enable collective success across all regions:

- **Pulse Engagement Survey.** This annual survey for all employees helps us to understand employee engagement and sentiment across a variety of topics, including the working environment, tools and technology, inclusiveness, wellbeing and communication. In 2025, we had a 91% response rate, and this valuable feedback will lead to targeted initiatives to boost employee engagement.

- **Performance Assessment Process.** This annual process is part of our company operating rhythm and provides employees with clear feedback on their performance goals, aligned to company strategic objectives. This helps to ensure a fair, consistent and objective model for employees to understand what they are doing well and where they can focus on future growth and success. This support represents a targeted investment in the development of our employees.

- **We Belong.** At Sprinklr, we are committed to maintaining a workplace where every employee feels valued, included and respected – regardless of gender, race, ethnicity, age or background. We value and celebrate our sense of belonging and believe that every employee should be respected, listened to and have opportunities to contribute to what we're building together.

  As part of this commitment, our Employee Resource Groups, known as We Care Teams, serve as vital support networks for our global workforce. These teams create communities for employees to connect, share experiences, and engage and educate the broader Sprinklr workforce. Through mentorship programs, cultural celebrations, community outreach and professional career development opportunities, our We Care Teams help shape an inclusive and supportive workplace where everyone can succeed.

- **Recognition.** Our peer recognition program allows all employees to recognize a colleague for living and leading our values, contributing significantly to ongoing work or projects, or making a substantial impact on their region or departments. Hundreds of recognitions have been awarded globally for achievements ranging from customer-focused wins and cross-team collaboration to embodying specific aspects of our core values.

- **Global Mentorship Program.** Our global, 1:1 mentoring program is designed to create meaningful connections that support growth and amplify our focus on strengthening leadership capabilities, accelerating the development of talent, and cultivating a culture of excellence and shared success. We believe that the impact for both the mentor and mentee can be incredibly meaningful and rewarding, bringing connectivity, information sharing and growth to all participants.

- **Wellbeing.** Our Wellbeing program is another way that we invest in our employees and is designed to keep our employees engaged and supported throughout their career journey at Sprinklr. A special certification program advances their proficiency in important areas like mindfulness and strategic breaks for peak performance. Our interactive Wellbeing platform provides resources and challenges focused on healthy eating, mental well-being, financial health, and physical fitness, helping employees to prioritize their overall wellness.

- **Giving Back.** Our giving initiatives — under the umbrella of "Sprinklr Cares" — give employees the opportunity to contribute to their personal causes. Among other benefits, Sprinklr Cares enables charitable donations and allows for organized volunteer opportunities. In addition, our 24-4-Others program awards employees a day away from the office to give their time and expertise to meaningful organizations and to help those less fortunate, while our 24-4-U program gives employees an opportunity to take one full day a year away from work to dedicate to themselves and focus on a learning and development activity of their choice – either for personal or professional development.

Compensation and Benefits

We consider several measures and objectives in managing our human capital assets, including, among others, employee engagement, development, and training, talent acquisition and retention, employee safety and wellness, inclusion and belonging, compensation, benefits and pay equity. We provide our employees with salaries and bonuses intended to be competitive for our industry and geographic locations, opportunities for equity ownership, development programs that enable continued learning and growth and a robust benefits package to promote well-being across all aspects of their lives, including health care, retirement planning and paid time off. In addition, we have conducted employee surveys to gauge employee engagement and identify areas of future focus for our human capital practices and compensation and benefits offerings.

Corporate Information

We were incorporated in Delaware in August 2011. Our principal executive offices are located at 441 9th Avenue, New York, New York 10001, and our telephone number is (917) 933-7800. Our website address is *www.sprinklr.com*. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 10-K, and you should not consider information on our website to be part of this Form 10-K.

Available Information

Our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendment to these reports are filed with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at *www.sprinklr.com* when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at *www.sec.gov*. The information contained on the websites referenced in this Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties, including those described below. You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our Class A common stock could decline and stockholders may lose all or part of their investment.

Summary of Selected Risk Factors Associated with Our Business

The following is only a summary of the principal risks associated with an investment in our Class A common stock. Material risks that may adversely affect our business, financial condition or results of operations include, but are not limited to, the following:

- Our recent growth may not be indicative of our future growth. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- We have incurred significant net losses in the past, and we may not be able to generate sufficient revenue to achieve and maintain profitability.

- If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

- If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments, our business, results of operations and financial condition could be adversely affected.

- Our actual operating results may differ significantly from any guidance provided.

- Our results of operations and financial metrics may be difficult to predict. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

- Any failure of our Unified Customer Experience Management ("Unified-CXM") platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

- The market for Unified-CXM solutions is rapidly evolving, and if this market develops more slowly than we expect or declines, develops in a way that we do not expect, or if we do not compete effectively, our business could be adversely affected.

- Our business depends on our customers renewing their subscriptions and on us expanding our sales to existing customers. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

- We use artificial intelligence in our products, which may result in operational challenges, legal liability, reputational concerns and competitive risks.

- Our business and growth depend in part on the success of our strategic relationships with third parties, as well as on the continued availability and quality of feedback data from third parties over whom we do not have control.

- Any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand and adversely affect our business, financial condition and results of operations.

- We and the third parties with whom we work are subject to stringent and changing obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation or mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse business consequences.

- If we or the third parties with whom we work experience a cybersecurity breach or other security incident, any vulnerabilities are identified, or unauthorized parties otherwise obtain access to our customers' data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities.

- Our stock price may be volatile, and the value of our Class A common stock may decline.

- Our directors, executive officers, major stockholders and their respective affiliates are able to exert significant control over us, which limits your ability to influence the outcome of important transactions, including a change of control.

- Unstable market and economic conditions and catastrophic events may have serious adverse consequences on our business, financial condition and share price.

Risks Related to Our Growth

Our recent growth may not be indicative of our future growth. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $857.2 million, $796.4 million, and $732.4 million for the years ended January 31, 2026, 2025, and 2024, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, our revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on a number of factors, including our ability to:

- price our products effectively so that we are able to attract new customers and expand sales to our existing customers;

- expand the functionality and use cases for the products we offer on our Unified-CXM platform;

- provide our customers with effective and efficient implementations, as well as ongoing support that meets their needs;
- continue to introduce our products to new markets outside of the United States;

- successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our Unified-CXM platform; and

- increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as an indication of our future revenue or revenue growth.

We have incurred significant net losses in the past and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We have incurred significant net losses in the past, and we had an accumulated deficit of $754.3 million and $626.1 million as of January 31, 2026 and 2025, respectively. While we have experienced revenue growth in recent periods and periods of profitability, we are not certain whether or when we will obtain a high enough volume of sales to sustain or increase our growth or maintain profitability in the future. We expect that our costs will increase over time and we could incur future losses, as we expect to invest significant additional funds in our business. To date, we have financed our operations principally through subscription payments by customers for use of our Unified-CXM platform and equity and debt financings. We have expended and expect to continue to expend substantial financial and other resources on:

- our Unified-CXM platform, including investing in our research and development team, developing or acquiring new products, features and functionality and improving the scalability, availability and security of our Unified-CXM platform;

- our technology infrastructure, including expansion of our activities with public cloud service providers, enhancements to our network operations and infrastructure design, and hiring of additional employees for our operations team;

- sales and marketing, including expansion of our direct sales organization and marketing efforts; and

- additional international expansion in an effort to increase our customer base and sales.

These investments may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. In the event that we fail to maintain profitability, the value of our Class A common stock could decline.

If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

We have experienced, and may continue to experience, growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally and sell subscriptions in more than 90 countries. We also have experienced significant growth in the number of enterprises, end users, transactions and amount of data that our Unified-CXM platform and our associated hosting infrastructure support. As we continue to enter new markets and expand our international operations, we have launched new product innovations in recent years, which has led, and could continue to lead, to increased product and operational complexity, including increased implementation periods, or more complex implementations and ongoing support needs, which could adversely affect our business, results of operations and financial condition. We plan to continue to expand our international operations into other countries in the future, which will place additional demands on our resources and operations.

In order to grow our business, we must continue to attract new customers in a cost-effective manner and enable such customers to realize the benefits associated with our Unified-CXM platform. We may not be able to attract new customers to our Unified-CXM platform for a variety of reasons, including as a result of their use of traditional approaches to customer experience management, their internal timing or budget or the pricing of our Unified-CXM platform compared to products and services offered by our competitors. After a customer makes a purchasing decision, we often must also help them successfully implement our Unified-CXM platform in their organization.

In addition, we have expanded and may attempt to further grow our business by selling our Unified-CXM platform to U.S. federal, state, and local, as well as foreign, governmental agency customers. Growing our business by increasing the number of governmental agency customers we service would subject us to a number of challenges and risks. Selling to such agencies can be highly competitive and time-consuming, often requiring significant upfront time and expenses without any assurance that these efforts will generate a sale. We may not satisfy certain government contracting requirements necessary to attain certification to sell our Unified-CXM platform to certain governmental agency customers. Such government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our products are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Finally, sales of our Unified-CXM platform to governmental agency customers that are engaged in certain sensitive industries, including organizations whose products or activities are perceived to be harmful, could result in public criticism and reputational risks, which could engender dissatisfaction among potential customers, investors and employees with how we address political and social concerns in our business activities. If we are unable to grow our business by increasing the number of governmental agency customers we service, or if we fail to overcome the challenges and risks associated with selling to such entities, our business, results of operations and financial condition may be adversely affected.

Risks Related to Our Business and Industry

Our actual operating results may differ significantly from any guidance provided.

Our guidance, including forward-looking statements, is prepared by management and is qualified by, and subject to, a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges, which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. In particular, guidance offered in periods of extreme uncertainty, such as the uncertainty caused by macroeconomic conditions, is inherently more speculative in nature than guidance offered in periods of relative stability. For example, we recorded a higher than expected provision for credit losses in the second quarter of fiscal year 2025, which caused certain of our operating results to fall below the guidance ranges provided for such metrics in the previous period. Accordingly, any guidance with respect to our projected financial performance is necessarily only an estimate of what management believes is realizable as of the date the guidance is given. Actual results will vary from the guidance, and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data will diminish the further in the future that the data is forecasted.

Actual operating results may be different from our guidance, and such differences may be adverse and material. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it. In addition, the market price of our Class A common stock may reflect various market assumptions as to the accuracy of our guidance. If our actual results of operations fall below the expectations of investors or securities analysts, the price of our Class A common stock could decline substantially.

Our results of operations and financial metrics may be difficult to predict. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

Our results of operations and financial metrics, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, have fluctuated in the past and may vary significantly in the future. As a result, period-to-period comparisons of our results of operations may not be meaningful, and the results of any one period should not be relied upon as an indication of future performance. Our results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in results of operations may negatively impact the value of our Class A common stock. Factors that may cause fluctuations in our results of operations include, without limitation, those listed below:

- the payment terms and subscription term length associated with sales of our Unified-CXM platform and their effect on our bookings and free cash flow;

- our ability to successfully implement the software systems we sell;

- the timing and success of introductions of new platform features and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

- increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;

- variability in our sales cycle, including as a result of the budgeting cycles and internal purchasing priorities of our customers;

- pricing adjustments made to existing customer agreements;

- the addition or loss of large customers, including through acquisitions or consolidations;

- customer renewal rates;

- changes in our pricing policies or those of our competitors;

- the mix of services sold during a period;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

- our ability to collect on accounts receivable;

- the timing of our recognition of stock-based compensation expense for our equity awards, particularly in cases where awards covering a large number of our shares are tied to a specific event or date;

- the timing of sales and recognition of revenue, which may vary as a result of changes in accounting rules and interpretations;

- network outages or actual or perceived security breaches or other incidents; and

- general economic, market and political conditions.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual results of operations. This variability and unpredictability also could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even if we have met any previously publicly stated guidance we may provide.

Any failure of our Unified-CXM platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

We derive, have derived and expect to continue to derive the substantial majority of our revenue from subscriptions to our Unified-CXM platform. As such, the market acceptance of our Unified-CXM platform is critical to our success. Demand for our Unified-CXM platform is affected by a number of factors, many of which are beyond our control, including the extension of our Unified-CXM platform for new use cases, the timing of development and release of new products, features and functionality introduced by us or our competitors, technological change and the growth or contraction of the market in which we compete.

In addition, we expect that an increasing focus on customer satisfaction and the growth of various communications channels and new technologies will profoundly impact the market for Unified-CXM solutions. We believe that enterprises increasingly are looking for flexible solutions that bridge across traditionally separate systems for experience management, marketing automation and customer relationship management. We may be unable to effectively adapt our platform and approach to respond to changes in technology and customer needs. For example, in recent periods, we have experienced difficulties with managing the implementation of certain larger CCaaS projects, which has resulted in increased customer dissatisfaction, loss of certain customers and a delay in recognizing revenue associated with certain of these projects. In addition, customers have in the past and may continue in the future to slow their rate of expansion or reduce their number of licenses. If we are unable to meet this demand to manage customer experiences through flexible solutions designed to address a broad range of needs, or if we otherwise fail to achieve more widespread market acceptance of our Unified-CXM platform, our business, results of operations, financial condition and growth prospects may be adversely affected.

The market for Unified-CXM solutions is rapidly evolving, and if this market develops more slowly than we expect or declines, develops in a way that we do not expect, or if we do not compete effectively, our business could be adversely affected.

We believe that our success and growth will depend to a substantial extent on the widespread acceptance and adoption of Unified-CXM solutions in general, and of our Unified-CXM platform in particular. The market for Unified-CXM solutions is rapidly evolving, and if this market fails to grow or grows more slowly than we currently anticipate, demand for our Unified-CXM platform could be adversely affected. The Customer Experience Management ("CXM") market also is subject to rapidly changing user demand and trends. As a result, it is difficult to predict enterprise adoption rates and demand for our Unified-CXM platform, the future growth rate and size of our market or the impact of competitive solutions.

The expansion of the CXM market depends on a number of factors, including awareness of the Unified-CXM category generally, ease of adoption and use, cost, features, performance and overall platform experience, data security and privacy, interoperability and accessibility across devices, systems and platforms and perceived value. If Unified-CXM solutions do not continue to achieve market acceptance, or if there is a reduction in demand for Unified-CXM solutions for any reason, including a lack of category or use case awareness, technological challenges, weakening economic conditions, data security or privacy concerns, competing technologies and products or decreases in information technology spending, our business, results of operations and financial condition may be adversely affected.

The market for Unified-CXM solutions is also highly competitive. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or enterprise requirements. With the introduction of new technologies, the evolution of our Unified-CXM platform and new market entrants, we expect competition to intensify in the future. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our Unified-CXM platform to achieve or maintain more widespread market acceptance, any one of which could harm our business.

While we do not believe that any of our competitors currently offer a full suite of Unified-CXM solutions that competes across the breadth of our Unified-CXM platform, certain features of our Unified-CXM platform compete in particular segments of the overall Unified-CXM category. Our main competitors include, among others, experience management solutions, including social media management and social listening solutions, home-grown tools, customer service and support solutions, such as social messaging, conversational and Agentic AI, CCaaS solutions, customer feedback management and Voice of the Customer solutions, content marketing, and social advertising solutions, and consulting firms and customer relationship management and enterprise resource planning solutions. Further, other established SaaS providers and other technology companies not currently focused on Unified-CXM may expand their services to compete with us. Some of our competitors may be able to offer products or functionality similar to ours at a more attractive price than we can or do, including by integrating or bundling such products with their other product offerings. Additionally, some potential customers, particularly large organizations, have elected, and may in the future elect, to develop their own internal Unified-CXM solutions.

Acquisitions, partnerships and consolidation in our industry may provide our competitors even more resources or may increase the likelihood of our competitors offering bundled or integrated products that we may not be able to effectively compete against. In particular, as we rely on the availability and accuracy of various forms of customer feedback and input data, the acquisition of any such data providers or sources by our competitors could affect our ability to continue accessing such data. Furthermore, we also are subject to the risk of future disruptive technologies. If new technologies emerge that are able to collect and process experience data, or otherwise develop Unified-CXM solutions at lower prices, more efficiently, more conveniently or with functionality and features enterprises prefer to ours, such technologies could adversely impact our ability to compete. If we are not able to compete successfully against our current and future competitors, our business, results of operations and financial condition may be adversely affected.

Finally, a key element of our Unified-CXM value proposition is our ability to integrate solicited and unsolicited sources of structured and unstructured data. An important part of this capability is our social listening functionality, which is dependent on the application programming interfaces ("APIs") of different third-party channel providers (e.g., X, Meta, Snap, etc.). If those channel providers significantly alter their API capabilities, technical or legal limitations, or monetization models, that could have a negative impact on our overall value proposition.

Our business depends on our customers renewing their subscriptions and on us expanding our sales to existing customers. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

In order for us to maintain or improve our results of operations, it is important that we maintain and expand our relationships with our customers and that our customers renew their subscriptions when the initial subscription term expires or otherwise expand their subscription program with us. Our customers are not obligated to, and may elect not to, renew their subscriptions on the same or similar terms after their existing subscriptions expire. Some of our customers have in the past elected, and may in the future elect, not to renew their agreements with us or otherwise reduce the scope of their subscriptions, and we do not have sufficient operating history with our business model and pricing strategy to accurately predict long-term customer renewal rates. In addition, the growth of our business depends in part on our customers expanding their use of our Unified-CXM platform, which can be difficult to predict.

Our customer renewal rates, as well as the rate at which our customers expand their use of our Unified-CXM platform, may decline or fluctuate as a result of a number of factors, including the customers' satisfaction with our Unified-CXM platform, defects or performance issues, our customer and product implementation and support, our prices, mergers and acquisitions affecting our customer base, the effects of global economic conditions, the entrance of new or competing technologies and the pricing of such competitive offerings or reductions in the enterprises' spending levels for any reason. If our customers do not renew their subscriptions, renew on less favorable terms or reduce the scope of their subscriptions, our revenue may decline and we may not realize improved results of operations from our customer base, and, as a result, our business and financial condition could be adversely affected.

We recognize revenue over the term of our customers' contracts. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We generally recognize subscription revenue from customers ratably over the terms of their contracts and a majority of our revenue is derived from subscriptions that have terms of two to three years. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one period may not be immediately reflected as revenue for that period. Accordingly, the effect of significant downturns in sales and market acceptance of our Unified-CXM platform and potential changes in our pricing policies or rate of expansion or retention may not be fully reflected in our results of operations until future periods. For example, the impact of current economic uncertainties may cause customers to request better pricing, which may not be reflected immediately in our results of operations. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term. In addition, customers have in the past and may continue in the future to slow their rate of expansion or reduce their number of licenses. We also may be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a majority of our costs are expensed as incurred, while revenue is recognized over the term of the agreements with our customers. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements.

The failure to attract and retain qualified talent could prevent us from successfully executing our business strategy.

To successfully execute our business strategy, we must attract and retain highly qualified talent. There is high competition for executive officers, software engineers, product managers, account executives, sales leaders and other key talent in our industry. In particular, we compete with many other companies for engineers with high levels of experience in designing, developing and managing cloud-based software, as well as for technical sales, operations and general leadership. In addition, we believe that the success of our business and corporate culture depends on employing people with a variety of backgrounds and experiences, and the competition for such diverse talent is significant. Many of the companies with which we compete for diverse and experienced talent have greater resources than we do and can frequently offer substantially greater compensation and benefits than we can offer, including, in some cases, large equity packages and cash-based awards. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, including as a result of volatility or decline in the market price of our Class A common stock or changes in the perception about our future prospects, it may adversely affect our ability to recruit and retain highly qualified talent. In order to manage attrition, including as a result of recent decreases in our stock price and market volatility, we have issued, and may continue to issue, additional equity awards and increased cash compensation to attract and retain talent, which may impact results of operations or be dilutive to stockholders. We also face significant competition in hiring and attracting qualified talent in all aspects of our business, and the opportunity to work remotely or on a hybrid basis has also increased the competition for such talent. If we fail to attract new talent or fail to retain and motivate our current talent, our ability to maintain and grow our products and support our existing customers, attract new customers, respond to competitive pressures, and execute our business plan, would be at risk.

We rely on third-party data centers and cloud computing providers, and any interruption or delay in service from these facilities could impair the delivery of our Unified-CXM platform and harm our business.

We currently serve our customers from third-party data centers and cloud computing providers located around the world. Some of these facilities are located in areas prone to natural disasters and may experience events such as earthquakes, floods, fires, severe

weather events, power loss, computer or telecommunication failures, service outages or losses, and similar events. They also may be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct or cybersecurity issues, including attacks enhanced or facilitated by artificial intelligence ("AI"), human error, terrorism, improper operation, unauthorized entry and data loss. For example, in connection with the 2026 Iran conflict, multiple availability zones within a third-party data center region in the United Arab Emirates on which we relied was damaged by Iranian drone strikes, resulting in the inaccessibility and potential loss of certain customer data. While our systems are designed with redundancy resilience measures, extraordinary events affecting regional infrastructure, particularly those outside our reasonable control, such as armed conflict, geopolitical instability, or damage to third-party facilities, may exceed the designed tolerances of such systems. Although we have sought to implement alternative backup arrangements and relocated data regions in connection with the 2026 Iran conflict, and may in the future take similar actions in response to the current or future conflicts or other force majeure events, we cannot provide assurance that these locations (including back up locations) will not also be adversely impacted, or that data will not be destroyed, in the course of the current or future conflicts or other force majeure events. In addition, the effectiveness and timing of any recovery or mitigation efforts may depend on factors outside our control, including the recovery timelines and data durability assurances of third-party cloud service providers.

We have incurred costs in connection with the 2026 Iran conflict, and may in the future incur additional and unanticipated costs in connection with the current or future conflicts or other force majeure events, which may be significant, in responding to or mitigating the effects of such events, including through emergency data transfers, changes to hosting locations, increased infrastructure spend or the relocation of our employees or operations. Any of these impacts could harm our reputation, adversely affect customer relationships, particularly with regulated or public-sector customers, and have a material adverse effect on our business, financial condition, and results of operations.

In addition, our third-party data centers and cloud computing providers have experienced, and may in the future experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. Consequently, we may be subject to service disruptions, as well as failures to provide adequate support, for reasons that are outside of our direct control. Such service disruptions could result in interruptions to our services to customers or damage to, or loss or compromise of, our data and our customers' data, including personal data. Any impairment of our or our customers' data or interruptions in the functioning of our services due to interruptions, delays or outages in service from our third-party data centers and cloud computing providers may reduce our revenue, increase our operations costs, result in significant fines, cause us to issue credits or pay penalties, subject us to claims for indemnification and other claims, litigation or disputes, result in regulatory investigations or other inquiries, cause our customers to terminate their subscriptions and adversely affect our reputation, renewal rates and our ability to attract new customers.

Our data center operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center and cloud computing provider facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity were to increase significantly, our operations and financial results could be harmed. If we or our third-party data centers and cloud service provider facilities were to experience a major power outage, we or they would have to rely on back-up generators, which might not work properly or might not provide an adequate supply during a major power outage. Such a power outage could result in a significant disruption of our business. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. We also may incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers and equipment that we or the third parties with whom we work use. Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our services or products.

As we grow and continue to add new third-party data centers and cloud computing providers and expand the capacity of our existing third-party data centers and cloud computing providers, we may move or transfer our data and our customers' data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our Unified-CXM platform. Any damage to, or failure of, our systems, or those of our third-party data centers or cloud computing providers or the systems of a customer that hosts our software in their private cloud, could result in interruptions on our Unified-CXM platform or damage to, or loss or compromise of, our data and our customers' data, including personal data. Any impairment of our or our customers' data or interruptions in the functioning of our Unified-CXM platform, whether due to damage to, or failure of, third-party data centers, cloud computing providers or the cloud computing providers of our customers, or unsuccessful data transfers, may reduce our revenue, increase our operations costs, result in significant fines, cause us to issue credits or pay penalties, subject us to claims for indemnification and other claims, litigation or disputes, result in regulatory investigations or other inquiries, cause our customers to terminate their subscriptions and adversely affect our reputation, renewal rates and our ability to attract new customers. Our business will also be harmed if our existing and potential customers believe that our Unified-CXM platform is unreliable or not secure.

Further, our leases and other agreements with data centers and cloud computing providers expire at various times, and the owners of our data center facilities and cloud computing providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all, which exposes us to the potential for significant cost increases. Additionally, certain of our data center and cloud computing provider agreements may be terminable for convenience by the counterparty. If services are interrupted at any of

these facilities or providers, such agreements are terminated, or we are unable to renew these agreements on commercially reasonable terms or at all, or if one of our data center or cloud computing providers is acquired or encounters financial difficulties, including bankruptcy, we may be required to transfer our data, servers and other infrastructure to new data centers and cloud computing providers, and we may incur significant costs and possible service interruptions in connection with doing so. In addition, if we do not accurately plan for our data center and cloud computing capacity requirements and we experience significant strains on our data center and cloud computing capacity, we may experience delays and additional expenses in arranging new data center and cloud computing arrangements, and our customers could experience service outages that may subject us to financial liabilities due to, for example, breach of service level agreements or other commitments, result in customer losses and dissatisfaction, and materially adversely affect our business, operating results and financial condition.

If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments, our business, results of operations and financial condition could be adversely affected.

Our future success will depend on our ability to adapt and innovate. To attract new customers and increase revenue from our existing customers, we will need to enhance and improve our existing platform and introduce new products, features and functionality. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, and may have interoperability difficulties with our Unified-CXM platform or other products. Furthermore, while we generally expect that enhancements and improvements to our products will attract new customers, certain of our customer agreements restrict our ability to materially change the features and functionality of our products or may obligate us to specific configurations or requirements, including in some cases, prohibiting the use of AI or generative AI in our products, which could result in violations of those customer agreements, or increased operational difficulties and costs due to our need to deploy different versions of our products to different customers, such as through enabling or disabling certain features, or cause such customers not to renew their agreements (and therefore, loss in revenue from such customers) as a result of our new products, features, and functionality. We have in the past experienced, and may in the future experience, delays in our planned release dates of new products, features and functionality, and there can be no assurance that these developments will be released according to schedule. We also have invested, and may continue to invest, in the acquisition of complementary businesses and technologies that we believe will enhance our Unified-CXM platform. If we are unable to successfully develop, release, acquire or integrate new products, features and functionality, or enhance our existing platform to meet the needs of our existing or potential customers in a timely and effective manner, or if a customer is not satisfied with the quality of work performed by us or with the technical support services rendered, our customers may delay or withhold payment to us, cancel their agreements with us, elect not to renew, or make service credit claims, warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could result in diminishing demand for our solutions, a reduction in our revenues, an increase in our provision for credit losses or in collection cycles for accounts receivable or could cause us to incur the risk or expense of litigation.

Similarly, our customers and users of our Unified-CXM platform are increasingly accessing our Unified-CXM platform or interacting via mobile devices. We are devoting valuable resources to solutions related to mobile usage, but we cannot assure you that these solutions will be successful. If the mobile solutions we have developed for our Unified-CXM platform do not meet the needs of current or prospective customers, or if our solutions are difficult to access or use, customers or users may reduce their usage of our Unified-CXM platform or cease using our Unified-CXM platform altogether and our business could suffer.

In addition, because our Unified-CXM platform is designed to operate on a variety of networks, applications, systems and devices, we will need to continually modify and enhance our Unified-CXM platform to keep pace with technological advancements in such networks, applications, systems and devices. If we are unable to respond in a timely, user-friendly and cost-effective manner to these rapid technological developments, our Unified-CXM platform may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition may be adversely affected.

We use AI in our products and operations, including agentic AI, which may result in operational challenges, legal liability, reputational concerns and competitive risks.

We use AI tools in our business operations for internal and external uses. Our development and use of advanced AI technologies, including generative and agentic AI, may expose us to additional risks. We are investing in and seeking to accelerate AI capabilities, including agentic AI systems that may operate with limited human intervention and require access to our internal systems, customer data, or third-party services. Such technologies may increase the risk of unintended or harmful outcomes, reduced transparency or explainability, security or access-control failures, and present challenges in monitoring autonomous behavior and ensuring accountability and compliance. If we are unable to effectively design, deploy, govern, or control these technologies, our business, reputation, and results of operations could be adversely affected.

Specifically, our employees and personnel use AI technologies to support their work and our internal business operations, including, for example, to assist in daily tasks including, among other things, generating source code used in our products and systems. Output from generative AI may infringe on third-party intellectual property rights without us being aware. Moreover, advanced AI tools, which may produce content indistinguishable from that generated by humans, have a number of benefits, risks, and liabilities, some still unknown. Recent decisions of governmental entities and courts (such as the U.S. Copyright Office, U.S. Patent and Trademark

Office, and U.S. Court of Appeals for the Federal Circuit) interpret U.S. copyright and patent law as limited to protecting works and inventions created by human authors and inventors, respectively. We are therefore unlikely to be able to obtain U.S. copyright or patent protection for works or inventions wholly created by a generative AI tool, and our ability to obtain U.S. copyright and patent protection for source code, text, images, inventions, or other materials, which are developed with some use of AI tools, such as generative AI, may be limited, if available at all. Likewise, the availability of intellectual property protections in other countries is similarly unclear. Additionally, our use of third-party generative AI tools to develop source code, text, images, inventions, or other materials may expose us to greater risks than utilizing contracted human developers, as third-party generative AI vendors may not provide warranties or indemnities with respect to the output generated by such generative AI tools, and generative AI tools may also provide output that appears correct but is erroneous. Furthermore, while we have policies in place to facilitate the use of approved AI tools, some unapproved AI tools may be used in ways or under terms that do not protect the confidentiality of the prompts or inputs that users submit to such tools and may use prompts or inputs to train shared AI models, potentially resulting in third-party users receiving outputs containing information from prompts or inputs (including confidential, competitive, proprietary, or personal data) that were submitted to the tool.

Our use of AI tools to generate code also may present additional security risks because the generated source code may contain security vulnerabilities. Additionally, the vendors of these AI tools may fail to comply with their contractual obligations to us regarding the confidentiality or security of any data or other inputs provided to such vendor or outputs generated by their generative AI tools. Sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' or customers' use of third-party generative AI tools or AI technologies generally, within the Sprinklr platform or otherwise.

We also use our own proprietary AI-based features within our products and have incorporated AI into our product offerings through third-party vendors, which has the potential to result in adverse effects to our financial condition, results or reputation. Our AI features and services leverage existing and widely available technologies, such as those owned by Microsoft Azure, OpenAI or alternative large language model providers. The use of AI technology and processes at scale may lead to challenges, concerns and risks that are significant or that we are not able to predict, especially as our use of these technologies in our products and services is likely to become more important to our operations over time.

The use of AI, including generative and agentic AI, in our products and services may be difficult to deploy successfully due to operational issues inherent to the nature of such technologies, including the development, maintenance and operation of deep learning datasets. Further, some of our customers, especially those in highly regulated industries, may be reluctant or unwilling to adopt AI and/or generative AI products or may be unwilling to do so without significant commitments from us or until after completing thorough, resource-intensive due diligence. Accordingly, adoption of generative AI features in our products and marketing our products as AI-native, AI-based or generative AI-powered products could reduce or delay customer adoption. For example, AI and generative AI tools use machine learning techniques, including, but not limited to, algorithms, natural language processing and/or content creation, which, depending on the model and the intended use case, may lead to flawed, biased, unexplained, and inaccurate results or outputs, which could lead to customer rejection or skepticism of such products or even potentially claims against us arising from customer reliance on erroneous or infringing outputs to its detriment. Emerging ethical issues surround the use of AI and generative AI, and if our deployment or development of AI and/or generative AI becomes controversial or is successfully and adversely challenged by our current or prospective customers, we may be subject to reputational risk. Any sensitive information (including confidential, competitive, proprietary, or personal data) that our customers input into the third-party generative AI features in our products (or that we input into generative AI tools that we use) could be leaked, disclosed to others or used for improper purposes, including if sensitive information is used to train our own AI or the third parties' generative AI models, in spite of and in breach of our contractual agreements. While we have processes and practices intended to demonstrate that we have the necessary rights to use source training data for training our AI, we may not in every instance be able to confirm that all of the information contained in such datasets has been obtained with the minimal use of personal data to train or fine-tune our AI, and it may be difficult for us to avoid or identify all instances where personal data may have been in the scope of the training data, even though it is not necessarily required for training. If we were to receive claims from third parties asserting rights against our use of certain datasets used to train our AI, it may be difficult or impossible to disentangle our trained models or unpick our training data from the subject matter of the claims.

The disclosure and use of personal and other regulated or protected data in AI technologies is subject to various privacy laws and other contractual, legal or regulatory obligations. Further, countries and states are applying their data and consumer protection laws to AI technologies, and particularly generative AI and interactive chatbots. Additionally, where our products ingest personal data or where they make connections using such data, these AI or generative AI processes may reveal or generate other personal or sensitive data over which we could lose control or impair our ability to fulfill certain data subject requests in compliance with certain privacy laws or contractual obligations to our customers, such as requests to delete certain personal data ingested by the product. Further, unauthorized use or misuse of generative AI by our employees, customers or others, including violation of internal policies or procedures or guidelines or contractual agreements and terms (including internal and external Acceptable Use policies or other policies and third-party terms), may result in disclosure or misuse of confidential company and customer data, reputational harm, privacy law violations, legal and contractual liability, or regulatory actions, including algorithmic disgorgement. Improper development, deployment, or

onward use of AI and generative AI has the potential to result in biased outcomes and could lead to decisions that could harm certain individuals (or classes of individuals) and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. In addition, use of AI may also lead to novel and urgent cybersecurity risks (such as if a bad actor "poisons" the AI with bad inputs or prompt injections or logic), including the misuse of personal or business confidential data, which may adversely affect our operations and reputation.

As a result, the evolving development, use and integration of AI into our products and operations may not be successful despite expending significant time and monetary resources to attempt to make it successful. Our investments in deploying such technologies may be substantial, and they may be more expensive than anticipated. If we fail to deploy AI as intended, our competitors may incorporate AI technology into their products or services more successfully than we do, which may impair our ability to effectively compete in the market. Furthermore, we make numerous statements online and in our marketing materials describing the availability of AI, as well as our use and integration of AI in our products. Although we endeavor to be accurate with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Our statements regarding our AI-supported features and use of AI can subject us to potential government or legal action if they are found to be deceptive, unfair, misleading or misrepresentative of our actual practices. Should any of these statements prove to be untrue or be perceived as untrue, even in circumstances beyond our reasonable control, such as when relying on statements provided by the AI and AI providers with whom we work, we may face litigation, disputes, claims, investigations, inquiries or other proceedings that could adversely affect our business, reputation, results of operations and financial condition.

Uncertainty in the legal regulatory regime relating to AI, as well as nuances and variation in AI regulations from jurisdiction to jurisdiction, may require significant resources to modify and maintain business practices to comply with U.S. and foreign laws, the nature of which cannot be determined at this time as they continue to rapidly evolve and solidify. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted or are considering laws, regulations or guidelines governing the development and use of AI, such as the European Union's Artificial Intelligence Act ("EU AI Act"), Colorado's Artificial Intelligence Act and the California Consumer Privacy Act regulations regarding automated decision-making. For example, the EU AI Act imposes a number of obligations on various parties related to the development and use of certain AI-based systems. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company's total worldwide annual turnover for the preceding financial year, whichever is the higher. Existing and future AI-related laws may be more restrictive than the EU AI Act and may render our use of such technologies challenging. While we aim to develop and use AI responsibly by attempting to identify and mitigate any issues associated with fairness, bias, transparency, or ethical or legal use of AI, the laws relating to AI are still evolving and guidance is lacking. As a result, we may be unsuccessful in identifying or resolving such issues. Further, use of our AI systems for unintended or improper use cases by customer users may alter the associated legal obligations upon Sprinklr, without our knowledge. We may not be able to detect, mitigate and remediate such misuse, and limitations of liability in contracts may be inadequate to address legal liability, fines, penalties and other regulatory actions resulting from such misuse. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI, particularly training AI using personal data. These obligations may make it harder for us to conduct our business using AI, develop innovative AI models and create potential for regulatory fines or penalties, require us to change our business practices, retrain our AI, prevent or limit our creation and use of AI and/or generative AI, or delete or require us to disgorge certain algorithms. For example, the U.S. Federal Trade Commission has required other companies to turn over or delete or disgorge valuable insights or trainings generated through the use of AI, or the AI models or algorithms themselves, where they allege the company has violated privacy and consumer protection laws.

Our use of AI and/or generative AI technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits if we do not use (or are perceived to not use) it in accordance with our internal and external policies and governance, or applicable laws and other obligations, including contractual obligations to our customers. However, if we cannot use AI and/or generative AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Further, intellectual property ownership and liability for violation of terms of use, open-source license obligations, infringement or misappropriation of intellectual property and violation of privacy or publicity rights are issues arising from the use of AI technologies that legislators are still attempting to establish and with which courts are still grappling. In addition, access to data from third-party sources, including public sources and data suppliers, may become more restricted in the future, which could negatively impact our development and deployment of products as well as customer expectations, including AI technologies, that rely on such data for training or operation. Therefore, the use of AI technologies in connection with our products or operations may impact our business model or result in the inability to establish ownership of intellectual property or exposure to claims relating to the foregoing.

Our business and growth depend in part on the success of our strategic relationships with third parties, as well as on the continued availability and quality of feedback data from third parties over whom we do not have control.

We depend on, and anticipate that we will continue to depend on, various third-party relationships in order to sustain and grow our business, including technology companies whose products integrate with ours. Failure of any of these technology companies to maintain, support or secure their technology platforms in general, and our integrations in particular, or errors or defects in their technologies or products, or errors in our implementation or maintenance of those technologies in our Unified-CXM platform could

adversely affect our relationships with our customers, damage our brand and reputation and result in delays or difficulties in our ability to provide our Unified-CXM platform. For example, we rely on third parties to support certain components of our communication and voice services. Failure of any of these third-party providers to provide their services or to meet contractual service level commitments, or if they materially increase the cost of their services, for any reason, could adversely affect our relationships with our customers, lead to increases in the prices we are charged and therefore potentially the prices our customers pay for our products and services, damage our brand and reputation and result in delays or difficulties in our ability to provide certain services. We also rely on the availability and accuracy of various forms of client feedback and input data, including data solicited via survey or based on data sources across modern channels, and any changes in the availability or accuracy of such data could adversely impact our business and results of operations and harm our reputation and brand.

In some cases, we rely on negotiated agreements with social media networks and other data providers. These negotiated agreements may provide increased access to APIs and data that allow us to provide a more comprehensive solution for our customers. These agreements are subject to termination in certain circumstances, and there can be no assurance that we will be able to renew those agreements or that the terms of any such renewal, including pricing and levels of service, will be favorable, which may lead us to choose not to renew such agreements. We cannot accurately predict the potential impact of the termination of any of our agreements with social media networks and other data providers, including the impact on our access to the related APIs. There can be no assurance that following any such termination we would be able to maintain the current level of functionality of our platform in such circumstances, as a result of more limited access to APIs or otherwise, which could adversely affect our results of operations. In addition, there can be no assurance that we will not be required to enter into new negotiated agreements with data providers in the future to maintain or enhance the level of functionality of our platform, or that the terms and conditions of such agreements, including pricing and levels of service, will not be less favorable, which could adversely affect our results of operations. In particular, X (formerly known as Twitter) provides us with certain data that supports our Unified-CXM platform pursuant to an agreement that expires on December 31, 2026. If our agreement with X expires, is not renewed on the same or similar terms or at all, or if it is terminated due to the failure or unwillingness of either party to perform its obligations thereunder, we may not be able to provide the same level of Unified-CXM insights to our customers and our business, results of operations and financial condition may be materially and adversely affected. In addition, we obtain data from data aggregators who, despite their commercial commitments to us, may not have the right to provide that data to us, and so could expose us to claims in the future, from the data sources or data owners.

We invest significantly in research and development, and, to the extent that our research and development investments do not translate into new solutions or material enhancements to our current solutions or we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to improve and develop new technologies, features and functionality for our Unified-CXM platform. For each of the years ended January 31, 2026 and 2025, our research and development expenses were at least 10% of our revenue. If we do not spend our research and development budget efficiently or effectively, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging, time-consuming and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling platform updates and generate revenue, if any, from such investment. Additionally, anticipated enterprise demand for a solution or solutions we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such solutions or solution. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, our business and results of operations would be adversely affected.

If we are unable to develop and maintain successful relationships with channel partners, our business, results of operations, and financial condition could be adversely affected.

To date, we primarily have relied on our direct sales force, online marketing and word-of-mouth to sell subscriptions to our Unified-CXM platform. Although we have developed relationships with certain channel partners, such as referral partners, resellers and integration partners, these channels have resulted in limited revenue to date. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with additional channel partners that can drive additional revenue. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer enterprises the products of several different companies, including products that compete with ours. They also may cease marketing our Unified-CXM platform with limited notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our Unified-CXM platform. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, if we are unable to assist our current and future channel partners in independently selling and implementing our Unified-CXM platform, or if our channel partners choose to use greater efforts to market their own products or those of our competitors, our business, results of operations and financial condition could be adversely affected. Furthermore, if our channel partners do not effectively market and sell our Unified-CXM platform, or fail to meet the needs of our customers, our reputation and ability to grow our business also may be adversely affected.

Sales by channel partners are more likely than direct sales to involve collection issues, in particular sales by our channel partners into developing markets, and, accordingly, variations in the mix between revenue attributable to sales by channel partners and revenue attributable to direct sales may result in fluctuations in our results of operations.

If we are not able to maintain and enhance our brand, our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company in Unified-CXM is critical to our relationships with our existing customers and key employees and to our ability to attract new customers and talented personnel. The successful promotion of our brand depends on a number of factors, including the effectiveness of our marketing efforts, our ability to continue to develop a high-quality platform, our ability to provide reliable services that continue to meet the needs of our customers, our ability to maintain our customers' trust and our ability to successfully differentiate our Unified-CXM platform from competitive solutions, which we may not be able to do effectively. We do not have sufficient operating history to know whether our brand promotion activities will ultimately be successful or yield increased revenue, and, if they are not successful, our business may be adversely affected. Any unfavorable publicity of our business or platform generally, for example, relating to our privacy practices, terms of service, service quality, litigation, regulatory activity, the actions of our employees, partners or customers or the actions of other companies that provide similar solutions to us, all of which can be difficult to predict, could adversely affect our reputation and brand. In addition, independent industry analysts often provide reviews of our Unified-CXM platform, as well as solutions offered by our competitors, and our brand and perception of our Unified-CXM platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive compared to those of our competitors' solutions, our brand and market position may be adversely affected. It also may be difficult to maintain and enhance our brand as we expand our marketing and sales efforts through channel or strategic partners.

The promotion of our brand also requires us to make substantial expenditures. We anticipate that these expenditures will increase as our market becomes more competitive, as we expand into new markets and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand or incur substantial expenses in unsuccessful attempts to promote and maintain our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose customers and key employees or fail to attract potential customers or talented personnel, all of which would adversely affect our business, results of operations and financial condition.

We may acquire or invest in companies, which may divert our management's attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success depends, in part, on our ability to expand our Unified-CXM platform and grow our business in response to changing technologies, customer demands and competitive pressures. We have in the past, and we may in the future, attempt to do so through strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets that we believe could complement, expand or enhance our Unified-CXM platform or otherwise offer growth opportunities. We also may enter into relationships with other businesses to expand our Unified-CXM platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Identifying and negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. We cannot predict the number, timing or size of these transactions. These transactions, even if announced, may not be completed.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their software is not easily adapted to work with our Unified-CXM platform or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions, investments or other business relationships also may disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.

During the year ended January 31, 2026, approximately 44% of our sales were to customers outside of the Americas. As part of our growth strategy, we expect to continue to expand our international operations, which may include opening additional offices in new jurisdictions and providing our Unified-CXM platform in additional languages and on-boarding new customers outside the United States. Any new markets or countries into which we attempt to sell subscriptions to our Unified-CXM platform may not be receptive to our business development activities. We currently have sales personnel and sales and customer and product support operations in

the United States and certain countries across Europe, the Asia Pacific region and the Americas. We believe that our ability to attract new customers to our Unified-CXM platform and to convince existing customers to renew or expand their use of our Unified-CXM platform is directly correlated to the level of engagement we achieve with our customers in their home countries. To the extent that we are unable to effectively engage with non-U.S. customers, we may be unable to effectively grow in international markets.

Our international operations also subject us to a variety of additional risks and challenges, including:

- increased management, travel, infrastructure and legal compliance costs associated with having operations and developing our business in multiple jurisdictions;

- providing our Unified-CXM platform and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our Unified-CXM platform and products to ensure that they are culturally appropriate and relevant in different countries;

- compliance with non-U.S. data privacy, protection, AI, and security laws, rules and regulations, including data localization requirements, and the risks and costs of non-compliance;

- longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

- hiring, training, motivating and retaining highly-qualified personnel, while maintaining our unique corporate culture;

- increased financial accounting and reporting burdens and complexities;

- longer sales cycle and more time required to educate enterprises on the benefits of our Unified-CXM platform outside of the United States;

- requirements or preferences for domestic products;

- limitations on our ability to sell our Unified-CXM platform and for our solution to be effective in non-U.S. markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;

- differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

- political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world, including as a result of cross-border military conflicts such as the 2026 Iran conflict;

- compliance with laws and regulations for non-U.S. operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our Unified-CXM platform and develop our business in certain non-U.S. markets, and the risks and costs of non-compliance;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

- fluctuations in currency exchange rates and related effects on our results of operations;

- difficulties in repatriating or transferring funds from or converting currencies in certain countries;

- communication and integration problems related to entering new markets with different languages, cultures and political systems;

- new and different sources of competition;

- differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

- the need for localized subscription agreements;

- the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

- increased reliance on channel partners;

- reduced protection for intellectual property rights in certain non-U.S. countries and practical difficulties of obtaining, maintaining, protecting and enforcing such rights abroad; and

- compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect our operations, reduce our revenue or increase our operating costs, each of which could adversely affect our ability to expand our business outside of the United States and thereby our business more generally, as well as our results of operations, financial condition and growth prospects.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or our policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of our Unified-CXM platform and related services, each of which could adversely affect our business, results of operations and financial condition.

We face exposure to foreign currency exchange rate fluctuations, and if foreign currency exchange rates fluctuate substantially in the future, our results of operations and financial condition, which are reported in U.S. dollars, could be adversely affected.

We conduct our business in countries around the world and a portion of our transactions outside the United States are denominated in currencies other than the U.S. dollar. While we have primarily transacted with customers and vendors in U.S. dollars to date, from time to time we have transacted in foreign currencies for subscriptions to our Unified-CXM platform and may significantly expand the number of transactions with customers that are denominated in foreign currencies in the future. The majority of our international costs are also denominated in local currencies. In addition, our international subsidiaries maintain net assets or liabilities that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

We currently do not maintain a program to hedge transactional exposures in foreign currencies, but we may do so in the future. The future use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. There can be no assurance that we will be successful in managing our exposure to currency exchange rate risks, which may adversely affect our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

Our Unified-CXM platform utilizes open source software, which may subject us to litigation, require us to re-engineer our Unified-CXM platform or otherwise divert resources away from our development efforts.

We use open source software in connection with our Unified-CXM platform and products and operations, including those products that are currently (or may be) distributed. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code (which may include our modifications or product code into which such open source software has been integrated) on unfavorable terms allowing further modification and redistribution and at no or nominal cost, and we may be subject to such terms. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these open source licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to commercialize our products.

It is possible that our use of open source software could inadvertently result in, or could be claimed to have resulted in, use that would require us to disclose source code that we have decided to maintain as proprietary or that would otherwise breach the terms or fail to meet the conditions of an open source license or third-party contract, in part because open source license terms are often ambiguous and are not always drafted with certain programming languages in mind. We could be subject to suits by parties claiming ownership of or demanding release of the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the applicable open source licensing terms or alleging that our use of such software infringes, misappropriates or otherwise violates a third party's intellectual property rights. We may as a result be subject to claims for breach of contract, infringement of intellectual property rights, or indemnity, required to release our proprietary source code, pay damages, incur additional internal compliance costs, royalties, or license fees or other amounts, seek licenses, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of the applicable license could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. While we do keep track of our use of open-source software, we cannot be sure that all open source software is identified prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand and adversely affect our business, financial condition and results of operations.

Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property. As of January 31, 2026, we owned 38 U.S. issued patents and 10 pending non-provisional or provisional U.S. patent applications. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and internationally, as well as technological measures and contractual provisions, such as confidentiality or license agreements with our employees, customers, partners, and other third parties, to establish and protect our brand, maintain our competitive position and protect our intellectual property rights from infringement, misappropriation or other violation. However, the steps we take to protect our intellectual property rights may be inadequate or ineffective, and our intellectual property may be challenged, invalidated, narrowed in scope or rendered unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating or otherwise violating our intellectual property or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We cannot guarantee that any of our pending applications will issue or be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology.

Additionally, effective trademark, copyright, patent and trade secret protection may not be available in every country in which we conduct business, and we may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in such foreign countries. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights. Failure to comply with applicable procedural, documentary, fee payment and other similar requirements with the United States Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. If this occurs, our competitors might be more successful in their efforts to compete with us. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and registration costs, as well as the costs of defending and enforcing those rights.

We attempt to protect our intellectual property, technology, and confidential information in part through confidentiality, non-disclosure and invention assignment agreements with our employees, consultants, contractors, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf or with whom we share information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. Moreover, these agreements may not provide an adequate remedy for breaches or the unauthorized use or disclosure of our confidential information or technology or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. There is also a risk that we do not establish an unbroken chain of title from inventors to us. An inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us. Additionally, errors in inventorship or ownership can sometimes also impact priority claims, and if we were to lose our ability to claim priority for certain patent filings, intervening art or other events may preclude us from issuing patents.

Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak or inadequate. Furthermore, we may not always detect infringement, misappropriation or other violation of our intellectual property rights, and any infringement, misappropriation or other violation of our intellectual property rights, even if successfully detected, prosecuted and enjoined, could be costly to deal with and could harm our business. In addition, there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and competing with our business, and third parties, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property and, in such cases, we may not be able to successfully assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our trade secrets or confidential information or provide an adequate remedy in the event of unauthorized disclosure of our trade secrets or confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, such trade secrets, confidential information and other intellectual property rights. Any of the foregoing could adversely affect our business, results of operations and financial condition.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property portfolio. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, pending patent applications and trademark filings at risk of being invalidated, not issuing or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. Despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating, or from successfully challenging, our intellectual property rights. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Our failure to obtain, maintain, protect, defend and enforce our intellectual property rights could adversely affect our brand and business, financial condition and results of operations.

We may face claims by third parties alleging infringement, misappropriation or other violation of their intellectual property, trade secrets or proprietary rights.

There is considerable patent and other intellectual property development activity in our industry and companies in the technology industry frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our future success depends in part on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others. From time to time, we have received and may in the future receive claims from third parties, including our competitors, alleging that our Unified-CXM platform and underlying technology infringe, misappropriate or otherwise violate such third party's intellectual property rights, including their trade secrets, and we may be found to be infringing upon such rights.

As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. It is possible that we may be unsuccessful in such proceedings, resulting in a loss of some portion or all of our patent rights. Any claims or litigation, regardless of their merit, could cause us to incur significant expenses, pay substantial amounts in costs or damages, ongoing royalty or license fees or other payments, or could prevent us from offering all or aspects of our Unified-CXM platform or using certain technologies, require us to re-engineer all or a portion of our Unified-CXM platform, force us to implement expensive workarounds or re-designs, distract management from our business or require that we comply with other unfavorable terms. If any of our technologies, products or services are found to infringe, misappropriate or violate a third party's intellectual property rights, we may seek to obtain a license under such third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us to continue commercializing or using such technologies, products and services. However, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.

Any litigation also may involve patent holding companies or other adverse patent owners that have no relevant solution revenue, and, therefore, our patent portfolio may provide little or no deterrence, as we would not be able to assert our patents against such entities or individuals. Such "non-practicing entities" and other intellectual property rights holders may attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

We have in the past and may in the future be requested to and/or obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our technology or intellectual property, with or without merit, could be unpredictable, costly and time-consuming, and divert significant resources and the attention of our management and other employees from our business operations. Such disputes also could disrupt our Unified-CXM platform and products, which would adversely impact our client satisfaction and ability to attract customers. In the case of infringement, misappropriation or other violation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation.

In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We also may be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Indemnity and other provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to such third parties for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or other violation, damages caused by us to property or persons or other liabilities relating to or arising from our Unified-CXM platform or our acts or omissions. We have in the past and may in the future receive indemnification requests from our customers related to such claims. In addition, customers typically require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our Unified-CXM platform. The terms of these contractual provisions often survive termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally attempt to contractually limit the scope of our liability with respect to such obligations, we are not always successful, and we may incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our Unified-CXM platform and harm our business, financial condition and results of operations.

Further, certain of our customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for certain of our solutions in escrow with a third party. Under these source code escrow agreements, our source code may be released to the customer upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency or our failure to support or maintain our solutions. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our solutions containing that source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us.

Following any such release, we cannot be certain that customers will comply with the restrictions on their use of the source code and we may be unable to monitor and prevent unauthorized disclosure of such source code by customers. Additionally, following any such release, customers may be able to create derivative works based on our source code and may own such derivative works. Any increase in the number of people familiar with our source code as a result of any such release also may increase the risk of a successful hacking attempt. Each of these could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Litigation, Regulatory Compliance and Governmental Matters

Our business and operations could be negatively affected by any pending or future securities litigation or stockholder activism.

We are, and may become in the future, subject to securities class actions, derivative suits or other securities-related legal actions. For example, in August 2024, a putative securities class action was filed against us and certain of our officers alleging violations of the federal securities laws for allegedly making false and misleading statements. On March 18, 2025, March 26, 2025, and April 30, 2025, three stockholder derivative actions were filed, purporting to bring claims on behalf of the Company against certain of our current and former directors and officers for alleged violations of the federal securities laws and breaches of their fiduciary duties, among other claims, in relation to substantially the same factual allegations as those made in the securities class action.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. In addition, stockholder activism, which could take many forms and arise in a variety of situations, has been increasing recently, and new universal proxy rules could significantly lower the cost and further increase the ease and likelihood of stockholder activism. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. Volatility in our stock price or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs, including significant legal fees and other expenses, and divert our management and board of directors' attention and resources from our business. Additionally, securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with customers and business partners, adversely affect our reputation, and make it more difficult to attract and retain qualified personnel. Our stock price could also be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

Any claims or litigation, even if fully indemnified or insured, could adversely affect our relationships with customers and business partners, damage our reputation, decrease customer demand for our services and make it more difficult to attract and retain qualified personnel, making it more difficult for us to compete effectively. In addition, lawsuits or legal claims involving us may increase our insurance premiums, deductibles or co-insurance requirements or otherwise make it more difficult for us to maintain or obtain adequate insurance coverage on acceptable terms, if at all. Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions, as well as caps on amounts recoverable. Even if we believe that a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery. Our exposure under these matters may also include our indemnification obligations, to the extent that we have any, to current and former officers and directors against losses incurred in connection with these matters, including reimbursement of legal fees and other expenses.

As a result, pending or future lawsuits involving us, or our officers or directors, could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity and the trading price of our Class A common stock.

We are subject to governmental export and import controls and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the United States Department of Commerce's Export Administration Regulations and various economic and trade sanctions regulations administered by the United States Treasury Department's Office of Foreign Assets Control. The U.S. export control laws and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, governments, persons and entities. In addition, we may incorporate encryption technology into certain of our offerings, and encryption offerings and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, and we cannot guarantee that any required authorization will be obtained. If we are found to be in violation of U.S. economic sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. We also may experience other adverse effects, including reputational harm and loss of access to certain markets.

In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our Unified-CXM platform or could limit our customers' ability to access or use our Unified-CXM platform in those countries. Changes in our Unified-CXM platform or future changes in export and import regulations may prevent our customers with international operations from utilizing our Unified-CXM platform globally or, in some cases, prevent the export or import of our Unified-CXM platform to certain countries, governments or persons altogether. Any decreased use of our Unified-CXM platform or limitation on our ability to export or sell our Unified-CXM platform could adversely affect our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any advantage. The FCPA, U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives and agents. In addition to our own sales force, we leverage third parties to sell our products and conduct our business abroad. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to

address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA, U.K. Bribery Act or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management's attention, a decline in the market price of our Class A common stock or overall adverse consequences to our reputation and business, all of which may have an adverse effect on our results of operations and financial condition.

Our business could be adversely affected by changes in laws and regulations related to the Internet or changes in access to the Internet generally.

The future success of our business depends upon the continued use of the Internet as a primary medium for communication, business applications and commerce. Federal or state government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Legislators, regulators or government bodies or agencies also may make legal or regulatory changes or interpret or apply existing laws or regulations that relate to the use of the Internet in new and materially different ways. Changes in these laws, regulations or interpretations could require us to modify our Unified-CXM platform in order to comply with these changes, to incur substantial additional costs or divert resources that could otherwise be deployed to grow our business, or expose us to unanticipated civil or criminal liability, among other things.

In addition, federal and state government agencies and private organizations have imposed, and may in the future impose, additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. Internet access is frequently provided by companies that have significant market power and could take actions that degrade, disrupt or increase the cost of our customers' use of our Unified-CXM platform, which could negatively impact our business. In December 2017, the Federal Communications Commission ("FCC") repealed its 2015 "network neutrality" rules, effective June 2018. The 2015 network neutrality rules were designed to ensure that all online content and services were treated the same by internet service providers and granted providers of broadband internet access services greater freedom to make changes to their services, including, potentially, changes that may discriminate against or harm our business. In April 2024, the FCC adopted an order that substantially reinstated the 2015 rules, but the U.S. Court of Appeals for the Sixth Circuit overturned the FCC's decision on January 2, 2025, which means that there is no federal regulation requiring network neutrality. A number of states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. For example, California and Vermont have state-level requirements in effect, and New York is considering similar legislation. We cannot predict the actions that the FCC may take, whether any new FCC order or state initiatives regulating providers will be modified, overturned, or vacated by legal action, federal legislation, or the FCC itself, or the degree to which additional federal or state regulatory action - or inaction - may adversely affect our business. We could incur greater operating expenses or our customers' use of our Unified-CXM platform could be adversely affected, either of which could harm our business and results of operations.

These developments could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based platforms and services such as ours, increased costs to us or the disruption of our business. In addition, as the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by data security and privacy issues, and the Internet has experienced a variety of outages and other degradations as a result of damage to portions of its infrastructure. If the use of the Internet generally, or our Unified-CXM platform specifically, is adversely affected by these or other issues, we could be forced to incur substantial costs, demand for our Unified-CXM platform could decline and our results of operations and financial condition could be harmed.

Our business could be adversely impacted by laws and regulations related to the telecommunications industry.

We provide certain communications and voice services that are or could become subject to existing or potential domestic or international regulations around telecommunications. For example, we are registered as an interconnected Voice Over Internet Protocol ("VoIP") provider in the United States, which subjects us to the FCC's rules and regulations applicable to VoIP providers such as filings and regulatory assessments (including contributions to FCC-mandated funds), call authentication requirements, access to emergency services, requirements around the provision or portability of phone numbers, data privacy, and law enforcement access laws. We may seek to expand business activities to new jurisdictions, which could subject us to new or increased regulations, increase compliance costs or limit the level of services we offer, each of which could affect our business strategies and potential customer base. In addition, existing and future laws and regulations could limit our ability to make telephone numbers available to customers who request them. Legislators or the agencies may expand the scope of our regulatory obligations or limit our rights at any time. If we do not comply with any current or future regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our product offerings, exit certain markets, or raise the price of our products, any of which could ultimately

harm our business and results of operations. Any enforcement action by the regulators, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our services to our customers and harm our business.

Risks Related to Privacy, Information Technology and Cybersecurity

Interruptions in availability or suboptimal performance associated with our technology and infrastructure may adversely affect our business, results of operations and financial condition.

We seek to maintain the integrity and availability of our products and confidentiality of our confidential information through certain controls, such as business continuity and disaster recovery plans, redundant designs of operational systems and processes, internal corporate governance, training and availability of key employees, contractual and technical assurances by our third-party service providers to maintain their services to us, regular tests and audits of critical systems and plans, capacity planning for current and future system and process needs, enterprise risk management, and periodic review of our plans. Notwithstanding these efforts, we cannot ensure that our systems or those of the third parties with whom we work are not or will not be vulnerable to disruptions from natural or man-made disasters or other security incidents. We are exposed to threats and resulting risks that may result in a significant disruption of our ability to deliver our products to our customers.

Our continued growth, brand, reputation and ability to attract and retain customers depend in part on the ability of our customers to access our Unified-CXM platform at any time and within an acceptable amount of time. Our Unified-CXM platform is proprietary, and we are dependent on the expertise and efforts of members of our engineering, operations and software development teams for its continued performance. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our Unified-CXM platform concurrently and denial of service attacks or other security-related incidents. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to limit or reduce their use of our products, switch to our competitors or avoid our products and services. Additionally, our insurance policies may be insufficient to cover a claim made against us by any such customers affected by any errors, defects or other infrastructure problems. In some instances, we may not be able to rectify, remediate or even identify the cause or causes of these performance issues within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our Unified-CXM platform becomes more complex and our user traffic increases. If our Unified-CXM platform is unavailable or if users are unable to access our Unified-CXM platform within a reasonable amount of time, or at all, our business, results of operations and financial condition would be adversely affected. Moreover, some of our customer agreements include performance guarantees and service-level standards that obligate us to provide credits or termination rights in the event of a significant disruption in the functioning of our Unified-CXM platform.

To the extent that we do not effectively address capacity constraints, upgrade our systems and data centers as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology or an increased user base, we may experience service interruptions and performance issues, which may result in a disruption of our products, delay the development of new products and features, result in a loss of current and future revenue, result in negative publicity and harm to our reputation, require us to pay significant penalties or fines or subject us to litigation, claims or other disputes, any of which could have an adverse effect on our business, results of operations and financial condition.

We and the third parties with whom we work are subject to stringent and changing obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation or mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and conduct other activities with (which we collectively refer to as "process") proprietary and confidential data, including personal data, intellectual property, and trade secrets, of ours or our customers (collectively, "confidential information").

Additionally, our customers can utilize our Unified-CXM platform to process confidential information or personal data relating to their employees, customers, partners, and other individuals. Our data processing activities subject us to numerous global data privacy and security obligations, such as various laws, regulations, guidance, industry standards, frameworks, external and internal privacy and security policies, contracts, and other obligations that govern the processing of confidential information by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws (such as Section 5 of the Federal Trade Commission Act), and other laws, including wiretapping laws. For example, some privacy laws and other obligations require us or our customers to obtain consent to process personal data in certain circumstances. Some of our data processing practices may be subject to challenges or lawsuits under data privacy and communication laws, including, for example, under wiretapping laws, if we share customer information with third parties through various methods, including chatbot and session replay providers, or via third-party

marketing pixels. In addition, we must comply with the FCC's regulations that require us to protect private customer information about their use of telecommunications services, known as customer proprietary network information. Our, or the third parties with whom we work, inability or failure to adhere to applicable requirements could result in adverse consequences, including class action litigation, mass arbitration demands and statutory fines for noncompliance. In the past few years, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making, which, even if not directly applicable to Sprinklr as a data processor, may be applicable to our customers. The exercise of these rights may impact our business and ability to provide our products and services. These state laws also allow for statutory fines for noncompliance. For example, under the California Consumer Privacy Act of 2018 ("CCPA"), noncompliance carries fines and also allows for a private right of action for certain data breaches. These laws, as well as other laws or regulations relating to data privacy and security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, may result in further uncertainty with respect to data privacy and security issues and will require us to dedicate additional resources and incur additional costs and expenses in an effort to comply. The enactment of various laws has prompted similar legislative developments in other states, which has created a patchwork of overlapping nuanced state laws, as certain state laws may be more stringent, broader in scope or offer greater individual rights with respect to personal data than federal, foreign or other state laws, which complicate compliance efforts. The federal government is also still considering comprehensive privacy legislation.

In addition, as we continue to expand our business activities, we are accessing additional types and greater volumes of potentially confidential or sensitive information that may subject us to additional privacy and security laws and obligations. For example, in certain limited instances, we have agreed with specific customers to permit the exchange of protected health information through certain approved platform components. Our access to protected health information for specific agreed upon use cases on behalf of those customers that are covered entities and therefore subject to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA"), may subject us to HIPAA's specific requirements relating to the privacy, security, and transmission of protected health information. To the extent that we are or may become subject to HIPAA, our failure to comply could result in significant penalties. Additionally, to the extent that additional customers with whom we did not agree to permit the exchange of protected health information through our platforms in their capacity as covered entities nonetheless input or allow such information within the platform in violation of their contractual obligations with us, we could also be subject to additional compliance risks. Other privacy and security obligations may apply to us outside the United States if we process health information and other categories of sensitive or confidential information knowingly or unknowingly, and our failure to comply could result in significant penalties. As we expand into more regulated industries, there may be additional obligations regarding the types of data in scope, and higher risk due to the sensitivity and potential impact of exposure.

As another example, we enable the processing of credit card data through our Secure Forms module, and we have entered contractual relationships requiring us to comply with the Payment Card Industry Data Security Standard ("PCI DSS"). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses.

Outside of the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. Some examples of laws that apply to our processing of personal data include the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR" and, together with EU GDPR, "GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018), China's Personal Information Protection Law, India's Digital Personal Data Protection Act, and Japan's Act on the Protection of Personal Information. These laws all impose strict requirements for processing personal data. For example, noncompliance with the EU GDPR carries fines of up to the greater of €20 million or 4% of global annual turnover (and under the UK GDPR, up to the greater of £17.5 million or 4% of global annual turnover) and can result in data processing bans, other administrative penalties and litigation brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, together with associated damage to our reputation.

These laws continue to scale, reform and evolve. Europe and other jurisdictions have proposed or enacted laws requiring data to be localized in some limited circumstances or limiting the transfer of personal data to other countries. In addition, some customers have internal policy requirements or impose contractual obligations that may differ from, or be more burdensome than, applicable regulations. For example, European and other data protection laws, including the GDPR, place some restrictions on the ability of companies to freely transfer personal data to countries deemed to be inadequate for privacy purposes, and there are fairly rigorous restrictions regarding transfers of personal data from China. Other jurisdictions may also adopt stringent data localization and cross-border data transfer requirements and, in many circumstances, these may be requirements outside of the scope of privacy law, including industry-specific or national security requirements. With respect to data transfers under the GDPR, although there are currently various mechanisms that may be used to enable the transfer of personal data from the European Economic Area ("EEA") and

United Kingdom to the United States in compliance with the law, such as the EU-US Data Privacy Framework and the UK extension thereto (to which we are an active participant) and the European Union's standard contractual clauses, these mechanisms continue to be subject to legal challenges, and there is no continued assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other countries with "inadequate" data protection regimes without the potential for future challenge. If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom, or other jurisdictions outside of the origin territory, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the prohibition on further transfers (including remote access by employees in support teams in certain regions), the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered "foreign persons" and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties.

We also may become subject to new laws that regulate non-personal data. For example, the European Union's Data Act imposes certain data and cloud service interoperability and switching obligations to enable users to switch between cloud service providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and governmental access to, non-personal data outside the EEA. Depending on how this Act and any similar laws are implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and services to comply with such obligations. In addition, some of our customers may be subject to the European Union's Digital Operational Resilience Act (DORA) and similar UK regulatory requirements on operational resilience. These laws may obligate our customers to impose contractual provisions on us, including certain mandatory third-party risk management provisions. If we fail to comply with relevant contractual requirements, we may be subject to investigations, audits or other adverse consequences. Moreover, in Europe, the European Union's Network and Information Security Directive ("NIS2") regulates resilience and incident response capabilities of entities operating in a number of sectors. Non-compliance with NIS2 may lead to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year. While NIS2 has not been transposed in all Member States of the European Union, we may become directly or indirectly subject to NIS2. Depending on how these new laws are implemented and interpreted, we may have to adapt our business practices, contractual arrangements and products to comply with such obligations.

UK and EEA data privacy regulations in relation to electronic communications also require opt-in consent to send certain unsolicited marketing emails or other electronic communications to individuals or for the use of cookies and the data obtained using cookies and similar technologies for advertising, analytics and certain other purposes - activities on which our products and marketing strategies rely. Enforcement of these requirements has increased, and a regulation proposed in the EU, known as the ePrivacy Regulation, makes these requirements, as well as requirements around tracking technologies, such as cookies, more stringent and increases the penalties for violating them. Such restrictions could increase our exposure to regulatory enforcement action, increase our compliance costs, and adversely affect our business.

We sometimes rely on certain data obtained from third-party data suppliers, and the sale of data to third parties has become subject to increased regulatory scrutiny. Therefore, obtaining information from third parties carries risk to us as a data purchaser and onward provider to our customers. Regulators are increasingly scrutinizing the activities of third-party data suppliers, as well as those using the data from those third parties, and laws in the United States (including the CCPA and California Delete Act) and other jurisdictions, such as Europe (including GDPR and the ePrivacy Directive), are likewise regulating such activity. These laws pose additional, material compliance risks to such suppliers, and these suppliers may not be able to supply us with personal data in compliance with these laws. Such laws may make it difficult for our suppliers to provide the data as the costs associated with the data materially increase. For example, some data suppliers are required to register as data brokers under California, Vermont, Texas and Oregon law and file reports with regulators, which exposes them to increased scrutiny. Additionally, the California Delete Act requires data brokers and their service providers to honor consumer opt-out requests. Moreover, third-party data suppliers have recently been subject to increased litigation under various claims of violating certain state privacy laws. These laws and challenges may make it so difficult for our suppliers to provide data to us that the costs associated with the data materially increase or may materially decrease the availability of data that our data suppliers can provide to us. In addition, we may face compliance risks and limitations on our ability to use certain data provided by our third-party suppliers if those suppliers have not complied with applicable privacy laws, for example, where necessary by providing appropriate transparency notices to data subjects and obtaining necessary consents or where the data is not lawfully made available to us. In addition, there may be restrictions in their terms of use of which we are not aware or that inhibit development of new products and features or certain customer use cases, thereby stalling innovation or impairing our ability to compete in the market competitively.

In addition to data privacy and security laws, our contractual obligations relating to data privacy and security have become increasingly stringent due to changes in data privacy and security market practices and the expansion of our service offerings. For example, certain data privacy and security laws, such as the GDPR and the CCPA, require us to impose specific contractual restrictions on our service providers, and our customers are requiring broader and more extensive commitments. Failure to comply with such contractual obligations could increase our exposure to adverse customer actions, regulatory enforcement action, increase our compliance costs, and adversely affect our business.

Moreover, we have been certified or assessed to be compliant with certain privacy and security standards or requirements. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business.

Furthermore, we make numerous statements in our privacy policies, terms of service, contracts, requests for information, whitepapers, in online collateral, through our certifications to certain industry standards, and in our marketing materials that describe the security and privacy practices including as it relates to our Unified-CXM platform. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Our privacy policies and other statements regarding data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair, misleading, or misrepresentative of our actual practices. Should any of these statements prove to be untrue or be perceived as untrue, even though circumstances beyond our reasonable control, we may face litigation, disputes, claims, investigations, inquiries or other proceedings including, without limitation, by the U.S. Federal Trade Commission, federal, state and foreign regulators, our customers and private litigants, which could adversely affect our business, reputation, results of operations and financial condition.

Business partners and other third parties with a strong influence on how consumers interact with our products, such as Apple, Google, Meta, Microsoft and Mozilla, have and may continue to create new privacy controls or restrictions on their data, products and platforms, limiting the effectiveness of our services. With obligations relating to AI, data privacy and security changing and becoming increasingly stringent, and with some uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

Even with processes designed to assess the third parties with whom we work, we may not have sufficient knowledge about the locations where such third parties process personal data, the types of data transfers in scope for their processing, how that data is processed, or what data is processed or secured, which may impact the commitments we can make to our customers. Additionally, if the third parties with whom we work, including our vendors or third-party service providers, violate applicable laws, rules or regulations, or the terms of our commercial agreements with those third parties or our policies, such violations may put our or our customers' data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or the third parties with whom we work to comply with our data privacy or security obligations to customers or other third parties, or any of our other legal obligations relating to data privacy or security, may result in governmental investigations or inquiries (which have occurred in the past and may occur in the future), enforcement actions, litigation and mass arbitration demands, disputes or other claims, indemnification requests, restrictions on providing our services, claims or public statements against us by privacy advocacy groups or others, adverse press and widespread negative publicity, reputational damage, significant liability or fines and the loss of the trust of our customers, any of which could have a material adverse effect on our business, results of operations and financial condition.

The cost of compliance with, and other burdens imposed by, laws, rules, regulations and other obligations relating to data privacy and security applicable to the businesses of our customers may adversely affect our customers' ability and willingness to process personal data from their employees, customers and partners, which could limit the use, effectiveness and adoption of our Unified-CXM platform and reduce overall demand. Furthermore, the uncertain and shifting regulatory environment, as well as changes in consumer expectations concerning data privacy, may cause concerns regarding data privacy and may cause our data vendors, customers or our customers' customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption, effectiveness or use of our applications.

If we or the third parties with whom we work experience a cybersecurity breach or other security incident, any vulnerabilities are identified, or unauthorized parties otherwise obtain access to our customers' data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities.

Cyberattacks, malicious internet-based activity online and offline, fraud, security issues and other similar activities threaten the confidentiality, integrity and availability of our confidential information, are prevalent and continue to increase in frequency, intensity and sophistication. Further, these threats are becoming increasingly difficult to detect and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized crime threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors.

In addition, our Unified-CXM platform or other internal systems used for operating our business may be misconfigured or contain significant unmitigated weaknesses or vulnerabilities, resulting in a heightened exposure to internal and external threats. The processes

used to implement technical and administrative controls to protect our systems and the data they contain may be ineffective, either in part or entirely. Our employees, contractors, partners, vendors and customers could create situations whereby critical controls are bypassed, deactivated or otherwise reduced in effectiveness, which could lead to the inadvertent exposure of confidential information, intellectual property or other sensitive information and heighten our exposure to security threats. Moreover, we may not have access to any effective control mechanisms that could mitigate these concerns or address new or advanced concerns. In the event that such weaknesses or vulnerabilities were exploited by internal or external threats, we could face adverse consequences, such as significant interruptions in our operations, loss of customers, loss of data and income, reputational harm, and diversion of funds.

Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We and the third parties with whom we work are subject to a variety of evolving threats, including, but not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses, worms, backdoors and time bombs), malware (including as a result of advanced persistent threat intrusions), volumetric or application-level denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, misconfiguration, software or hardware failures, access deprovisioning failures, loss of data or other information technology assets, attacks enhanced or facilitated by AI and other similar threats. In particular, ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Adware, telecommunications failures, earthquakes, fires, floods, adverse weather events, and man-made disasters may also impact the availability of our systems and operations. Additionally, our customers have in the past conducted, and may continue to conduct in the future, their own penetration testing on our systems, potentially uncovering issues or vulnerabilities. The discovery of vulnerabilities in our systems, including by customers, could result in adverse consequences, including contractual penalties, customer churn and reputational damage.

Furthermore, our services are important to the internal processes of many of our customers worldwide and, as a result, if our products are compromised, a significant number or, in some instances, all of our customers and their data could be simultaneously affected, which could cause serious disruption and harm. The potential liability and associated consequences we could suffer as a result could be significant.

Our remote workforce poses increased risks to our information technology systems and data as more of our employees utilize network connections, computers, and devices outside our premises or network, including while working from home, while in transit, and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. We may also discover security issues that were not identified during due diligence of such acquired or integrated entities, and it may be difficult to integrate other companies into our information technology environment and security program.

We rely upon third parties and third-party technologies to operate critical business systems and to process confidential information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. While we require the third parties with whom we work to process confidential information on our behalf to meet certain security requirements and give contractual commitments to us regarding their data processing activities, our ability to monitor these third parties' information security practices is limited, and despite such assurance and commitments, these third parties may not have, or may not continue to have, adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if these third parties fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages or protect our reputation, or we may be unable to recover any such awarded damages. Moreover, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or in the third parties' with whom we work supply chains have not been compromised or that they do not contain exploitable vulnerabilities, defects or bugs that could result in a breach of or disruption to our information technology systems (including our products and services) or the third-party information technology systems that support us and our services.

Additionally, the reliability and continuous availability of our platform and services is critical to our success. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware, software, and products, and those of the third parties with whom we work). However, our information systems may contain errors, defects, security vulnerabilities, or

software bugs, some of which may be difficult to detect and correct, and some of these may pose a significant risk to our business and ability to provide our products and services, at any point in the product lifecycle, including when such vulnerabilities are first introduced or when new versions or enhancements of our platform are released. We have not always been able in the past and may be unable in the future to detect and remediate all such vulnerabilities in our information systems, including on a timely basis, and sometimes customer permission to remediate certain vulnerabilities may be required, which could result in further delays in timely remediation. Despite our efforts to identify and remediate vulnerabilities in, and related unauthorized access to, our information technology systems (including our products), our efforts may not be successful. Further, in some cases, these vulnerabilities may require immediate attention, but we may still experience delays in developing and deploying remedial measures designed to address any such vulnerabilities. Even if we have issued or otherwise made patches or information for vulnerabilities in our information systems, our customers may be unwilling or unable to deploy such patches or use such information effectively and in a timely manner. Vulnerabilities could be exploited and result in a security incident.

Certain of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our confidential information. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our Unified-CXM platform and our services and lead to the termination of our contracts by our customers and/or vendors and monetary penalties based on our agreements with said customers and/or vendors. We may expend significant resources or modify our business activities to try to remediate and protect against security incidents. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have in the past and may in the future be subject to attempted or successful cybersecurity attacks by third parties seeking unauthorized access to our or our customers' confidential information or to disrupt our ability to provide our Unified-CXM platform. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

Our data privacy and security obligations under certain applicable laws and our customer agreements require us to implement and maintain specific security measures, industry standards or reasonable security measures to protect our information technology systems and confidential information. We have in the past and may in the future fail, or be perceived to have failed, in implementing these privacy and security obligations. Such actual or perceived non-compliance by us or the third parties with whom we work could result in adverse consequences. In addition, we operate our products for the benefit of our customers who have certain documented responsibilities to maintain certain security controls, such as provisioning and deprovisioning users, in their respective environments without oversight or control by us. Our customers are responsible for using, configuring and otherwise implementing security measures related to our platform, services and products in a manner that meets applicable cybersecurity standards, complies with laws, and addresses their information security risk. In certain cases, our customers may reject, weaken or incorrectly configure security controls provided by us to maintain the security of their environments, resulting in a loss of confidentiality or integrity of such customer's data or processes. Such an event also may result in a compromise to our information technology systems or a security incident, or public disclosures and negative publicity for us and such customer, which may have a negative impact on our ability to achieve our corporate goals and could adversely affect our business, reputation, results of operations and financial condition. Such an event may also result in a compromise to our information technology systems or a security incident.

Applicable data privacy and security obligations, both legally and contractually, may require us, or we may choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such notifications are costly, and the notifications or the failure to comply with such requirements could lead to adverse consequences, including breach of contract or applicable legislation. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); regulatory investigations or requests for information; additional reporting requirements and/or oversight; restrictions on processing confidential information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may prevent or cause customers to stop using our Unified-CXM platform, deter new customers from using our Unified-CXM platform, and negatively impact our ability to grow and operate our business. Additionally, we may make statements that describe our efforts to respond to, mitigate and/or remediate security incidents. Although we endeavor to be as accurate as possible in our statements, we may at times fail to do so or be alleged to have failed to do so. Our statements related to our response to security incidents can subject us to potential government or legal action if they are found to be deceptive, misleading, or misrepresentative of our actual practices. Should any of these statements prove to be untrue or be perceived as untrue, we may face litigation, disputes, claims, investigations, inquiries or other proceedings including, without limitation, by the U.S. Federal Trade Commission and federal, state and foreign regulators, which could adversely affect our business, reputation, results of operations and financial condition.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations under the law.

We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Risks Related to Tax and Accounting Matters

Our results of operations may be harmed if we are required to collect sales, value-added, goods and services or other similar taxes for subscriptions to our products and services in jurisdictions in which we have not historically done so.

Sales tax, value-added tax ("VAT"), goods and services tax ("GST"), and other similar transaction tax laws and rates differ greatly by jurisdiction and are subject to varying interpretations that may change over time. The application of these tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes to our products and services in various jurisdictions is unclear.

Furthermore, an increasing number of states have adopted laws that attempt to impose tax collection obligations on out-of-state companies. The Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al ("Wayfair"), that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state based on "economic nexus." In response to Wayfair, or for other reasons, states or local governments have adopted and begun to enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. Similarly, many non-U.S. jurisdictions have adopted laws that impose VAT, digital service, or similar taxes, on companies despite not having a physical presence in the non-U.S. jurisdiction.

We collect sales tax, VAT or similar transaction taxes in a number of jurisdictions. It is possible, however, that we could face sales tax, VAT, GST or similar tax audits and that our liability for these taxes could exceed our estimates if state, local, and non-U.S. tax authorities assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those authorities. We also could be subject to audits in state, local and non-U.S. jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states, localities or non-U.S. jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. Such tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through subsidiaries and are subject to income taxes as well as non-income-based taxes, such as payroll, value-added, goods and services and other local taxes in various jurisdictions. Our domestic and international tax liabilities are subject to rules regarding the calculation of taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Uncertainties in the interpretation and application of existing, new and proposed tax laws and regulations could materially affect our tax obligations and effective tax rate.

The tax regimes to which we are subject or under which we operate are unsettled and may be subject to significant change. The issuance of additional guidance related to existing or future tax laws, or changes to tax laws, tax treaties or regulations proposed or implemented by the current or a future U.S. presidential administration, Congress, or taxing authorities in other jurisdictions, including jurisdictions outside of the United States, could materially affect our tax obligations and effective tax rate. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations and cash flows. For example, the Inflation Reduction Act of 2022 (the "IRA"), enacted a minimum tax equal to 15 percent of the adjusted financial statement income of certain large U.S. corporations, as well as a one percent excise tax on stock repurchases imposed on public corporations making such repurchases. The Company has recorded amounts related to excise taxes on stock repurchases that have occurred in the current and prior fiscal years. Refer to Note 10, *Stockholders' Equity - Share Repurchase Programs*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K for a description of excise taxes paid in connection with our share repurchase programs.

Additionally, our tax obligations (including the cost of compliance) and effective tax rate in the jurisdictions in which we conduct business could increase as a result of international tax developments, including the implementation of the Two-Pillar framework led by the Organization for Economic Co-operation and Development ("OECD"). This framework involves, among other measures, the imposition of a minimum effective corporate tax rate (referred to as "Pillar Two"). A number of countries in which we conduct business have enacted, or are in the process of enacting, core elements of the Pillar Two rules. Based on our understanding of the applicable minimum revenue thresholds, we expect that we do not currently fall within the scope of the Pillar Two rules. However, we anticipate that we may become subject to the Pillar Two rules in the foreseeable future, which could increase our overall tax obligations and result in additional material compliance costs. We are monitoring developments and evaluating the potential impact of the Pillar Two rules on our tax obligations, including our effective tax rate, and assessing our eligibility for applicable transitional and safe harbor rules (including the additional safe harbor published by the OECD on January 5, 2026 as part of its proposed "side-by-side" arrangement, which applies to multinational groups headquartered in certain qualifying jurisdictions, which includes the United States).

We are subject to tax examinations of our tax returns by the Internal Revenue Service (the "IRS") and other domestic and foreign tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations and financial condition.

We are, and expect to continue to be, subject to audit by the IRS and other tax authorities in various domestic and foreign jurisdictions. As a result, we have received, and may in the future receive, assessments in multiple jurisdictions on various tax-related matters. Taxing authorities also have challenged, and may in the future challenge, our tax positions and methodologies on various matters. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies are accurate or that the outcomes of ongoing and future tax examinations will not have an adverse effect on our results of operations and financial condition.

Our ability to use our net operating losses and other tax assets to offset future taxable income or tax liability could be subject to certain limitations.

We have U.S. federal and state net operating loss ("NOL") carryforwards as a result of prior period losses, some of which, if not utilized, may expire. Certain of our federal NOLs will begin to expire in fiscal year 2036, and certain of our state NOLs will begin to expire in fiscal year 2027. If these net operating loss carryforwards expire unused, they will be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability. U.S. federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but such federal NOL carryforwards are permitted to be used in any taxable year to offset only up to 80% of taxable income in such year. U.S. federal NOLs incurred in taxable years beginning after December 31, 2017 generally are not permitted to be carried back to prior taxable years.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), our ability to utilize net operating loss carryforwards in any taxable year may be limited if we experience an "ownership change." An "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws.

Future issuances of our stock could cause an "ownership change." It is possible that any future ownership change could have a material effect on the use of our net operating loss carryforwards, which could adversely affect our profitability. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited which could accelerate or permanently increase state taxes owed.

Risks Related to Being a Public Company, Ownership of Our Class A Common Stock and Other General Risks

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may fluctuate or decline substantially depending on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance, including:

- price and volume fluctuations in the overall stock market from time to time, including as a result of any future share repurchase program implemented by the company;

- announcements of new products, solutions or technologies, commercial relationships, acquisitions or other events by us or our competitors;

- changes in how enterprises perceive the benefits of our Unified-CXM platform and products;

- departures of key personnel;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- fluctuations in the trading volume of our shares or the size of our public float;

- sales of large blocks of our common stock;

- market manipulation, including coordinated buying or selling activities;

- actual or anticipated changes or fluctuations in our results of operations;

- whether our results of operations meet the expectations of securities analysts or investors;

- changes in actual or future expectations of investors or securities analysts;

- actual or perceived significant data breach involving our Unified-CXM platform;

- our involvement in any litigation, including class action lawsuits;

- governmental or regulatory actions or audits;

- regulatory or political developments in the United States, foreign countries or both;

- general economic, political and market conditions and overall fluctuations in the financial markets in the United States and abroad, including as a result of public health crises, fluctuations in inflation or interest rates, the imposition of tariffs in the U.S. and abroad or geographical tensions and wars, such as the Russia-Ukraine war, the 2026 Iran conflict, and other military conflicts in the Middle East (including any escalation or geopolitical expansion of these conflicts); and

- "flash crashes," "freeze flashes" or other glitches that disrupt trading on the securities exchange on which we are listed.

The market for technology stocks and the stock market in general have recently experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including our own. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may continue to negatively impact investor confidence and the market price of equity securities, including our Class A common stock.

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with our executive officers and directors and their affiliates, limiting your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. The holders of our Class B common stock as of January 31, 2026 beneficially held approximately 40.7% of our outstanding capital stock, but controlled approximately 87.3% of the voting power of our outstanding capital stock. Therefore, the holders of Class B common stock have control over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of us or our assets, for the foreseeable future.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than a majority of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Our directors, executive officers, major stockholders and their respective affiliates are able to exert significant control over us, which limits your ability to influence the outcome of important transactions, including a change of control.

As of January 31, 2026, our directors, executive officers, major stockholders and their respective affiliates beneficially owned, in the aggregate, approximately 99.0% of our Class B common stock, and controlled approximately 87.7% of the voting power of our outstanding capital stock. As a result, our directors, executive officers and their respective affiliates, if acting together, are able to determine or significantly influence all matters requiring stockholder approval, including the elections of directors, amendments of our organizational documents and approval of any merger, sale of assets or other major corporate transaction.

These stockholders may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risk to holders of our Class A common stock or that may not be aligned to the interest of holders of our Class A common stock, including decisions to delay, prevent or discourage acquisition proposals or other offers for our capital stock that you may feel are in your best interest as a stockholder and ultimately could deprive you of an opportunity to receive a premium for your Class A common stock as part of a sale of our company, which in turn might adversely affect the market price of our common stock.

Future transfers of shares of Class B common stock, other than certain permitted transfers under our amended and restated certificate of incorporation, or the voluntary election by holders of shares of Class B common stock to convert the same into shares of Class A common stock will result, after the acquisition of such shares of Class B common stock by the Company, in the issuance by the Company to such holders of an equal number of shares of Class A common stock, which process will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. For example, as a result of the combined effect of recent conversions of Class B common stock and corresponding sales by our former Chief Executive Officer and founder and our stock repurchase programs, our largest stockholder, Hellman & Friedman LLC and its associated entities ("H&F"), controlled approximately 48.9% of the combined voting power of our Class A common stock and Class B common stock as of January 31, 2026. Accordingly, future transfers or voluntary elections to convert shares of Class B common stock may result in H&F controlling greater than 50% of the combined voting power of our Class A common stock and Class B common stock.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value. Share repurchases could also increase the volatility of the trading price of our common stock and could diminish our cash reserves.

Our board of directors has approved a share repurchase program to repurchase up to $200 million of our Class A common stock through March 15, 2027 in open market purchases at prevailing market prices or in negotiated transactions off the market, including, without limitation, pursuant to 10b5-1 trading plans, accelerated share repurchase transactions, collared accelerated share repurchase transactions, volume weighted average purchase prepaid forward transactions and similar arrangements (the "2026 Share Repurchase Program"). Although our board of directors has authorized the 2026 Share Repurchase Program, it does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The actual timing, manner, price and total amount of future repurchases will depend on a variety of factors, including business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, restrictions under the terms of loan agreements and other considerations. The 2026 Share Repurchase Program may be modified, suspended, or terminated at any time, and we cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The 2026 Share Repurchase Program could affect the trading price of our stock and increase volatility, and any announcement of a termination of this program may result in a decrease in the trading price of our stock. In addition, the 2026 Share Repurchase Program could diminish our cash and cash equivalents and marketable securities.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In addition, pursuant to Section 404 of the Sarbanes Oxley-Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to furnish a report on, among other things, the effectiveness of our internal control over financial reporting, and we are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting have been and may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting also could cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, the market price of our common shares could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, results of operations and financial condition and could cause a decline in the market price of our Class A common stock.

Unstable market and economic conditions and catastrophic events may have serious adverse consequences on our business, financial condition and share price.

Our business depends to a significant extent on the overall demand for enterprise cloud software products and on the economic health of our current and prospective customers. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, fluctuations in inflation and interest rates and uncertainty about economic stability.

The Russia-Ukraine war, the 2026 Iran conflict and other military conflicts in the Middle East and related regional tensions have added to the extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. In addition, fluctuations in inflation, the imposition of tariffs in the U.S. and abroad, and other macroeconomic pressures in the U.S. and globally could exacerbate extreme volatility in the global capital markets and heighten unstable market conditions. If the equity and credit markets continue to deteriorate, including as a result of bank closures, public health crises, political unrest, war or a global or domestic recession or the fear thereof, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive.

Trade disputes, trade restrictions, tariffs and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions, including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our services, delay renewals or limit expansion opportunities with existing customers, limit our access to capital, or otherwise negatively impact our business and operations. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions, whether driven by trade tensions, political disagreements, or regulatory concerns, may make customers and governments more hesitant to adopt solutions offered by U.S.-based providers. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, or the introduction of trade barriers applicable to digital services, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners and investors. Ongoing tariff and macroeconomic uncertainty may also contribute to volatility in the price of our Class A common stock.

In addition, to the extent that these weak economic conditions cause our existing customers or potential customers to reduce their budget for Unified-CXM solutions or to perceive spending on such systems as discretionary, demand for our Unified-CXM platform may be adversely affected. Moreover, general economic weakness may lead to longer collection cycles for payments due from our customers, an increase in customer bad debt and restructuring initiatives and associated expenses, and customers and potential customers may require financial concessions, all of which would limit our ability to grow our business and adversely affect our business, results of operations and financial condition.

In the event of a catastrophic event, including a natural disaster such as an earthquake, hurricane, fire, flood, tsunami or tornado, or other catastrophic event such as power loss, market manipulation, civil unrest, supply chain disruptions, armed conflict, computer or telecommunications failure, cybersecurity issues, human error, improper operation, unauthorized entry, break-ins, sabotage, intentional acts of vandalism and similar misconduct, war, terrorist attack or incident of mass violence in any geography where our operations or data centers are located or where certain other systems and applications that we rely on are hosted, we may be unable to continue our operations and may endure significant system degradations, disruptions, destruction of critical assets, reputational harm, delays in our application development, breaches of data security and loss of critical data, all of which could have an adverse effect on our future results of operations. For example, our operations in the Middle East have been adversely impacted by the 2026 Iran conflict, including disruptions to our business activities in the region and the inaccessibility and potential loss of certain customer data in connection with damage to third-party data center infrastructure in the United Arab Emirates on which we relied. In the event of a catastrophic event, armed conflict, geopolitical instability, infrastructure damage, or other events outside our reasonable control, such as the impact of the 2026 Iran conflict on our operations in the Middle East, our business continuity and disaster recovery measures may be insufficient to prevent service disruption, data unavailability, or delays in recovery. In addition, the functionality of our employees could be negatively impacted, which could have an adverse effect on our business, financial condition and results of operations. In addition, natural disasters, cybersecurity attacks, market manipulations, supply chain disruptions, wars, acts of terrorism or other catastrophic events could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control

would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- vacancies on our board of directors may be filled only by our board of directors and not by stockholders;

- our board of directors is classified into three classes of directors with staggered three-year terms;

- our stockholders may only take action at a meeting of stockholders and may not take action by written consent for any matter;

- a special meeting of our stockholders may only be called by a majority of our board of directors, the chairperson of our board of directors or our Chief Executive Officer;

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- our amended and restated certificate of incorporation will allow stockholders to remove directors only for cause;

- certain amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least 66 2/3% of our then-outstanding common stock;

- authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued by our board of directors, without further action by our stockholders; and

- certain litigation against us can only be brought in Delaware.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions also could discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and also could affect the price that some investors are willing to pay for our Class A common stock.

Our charter documents designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts are the exclusive forum for claims under the Securities Act, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for the following types of actions and proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the exclusive-forum provision in our charter documents to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and customer data ("Information Systems and Data").

Our information security and enterprise risk management function, led by the roles of Chief Information Officer ("CIO"), Chief Information Security Officer ("CISO") and Chief Compliance Officer ("CCO"), helps identify, assess and manage the Company's cybersecurity threats and risks, including through the use of the Company's information security risk register. The information security function helps to identify, assess, and mitigate risks from cybersecurity threats by monitoring and evaluating the relevant threat environment and the Company's security risk posture using various methods including, for example, deploying manual and automated tools in certain environments and systems, subscribing to reports and services that identify certain cybersecurity threats, analyzing reports of certain cybersecurity threats and actors, conducting manual and automated scans of certain environments, evaluating our industry's risk profile, evaluating certain threats reported to us, coordinating with law enforcement concerning certain threats, conducting internal audits and threat assessments in certain environments and systems, conducting vulnerability assessments in certain environments and systems, and engaging third parties to assist with tabletop incident response exercises.

Depending on the results of the assessments and the sensitivity of the respective environments and systems, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, incident response plan, vulnerability management standard, disaster recovery and business continuity plans, risk assessments, encryption of certain data, segregation of certain data, network security and access controls in certain environments, asset management, systems monitoring in certain systems, vendor risk management program, employee training, penetration testing, and cybersecurity insurance.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. Cybersecurity risk is identified in our risk register, and our information security function works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms (including legal counsel), cybersecurity management consultants, cybersecurity software providers, penetration testing firms, and forensic investigators. We also use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, and supply chain resources. We have a vendor management standard and underlying processes to manage cybersecurity risks associated with our use of these providers. The processes include risk assessments, security documentation reviews, and review of security questionnaires for certain vendors and security audits of certain vendors. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under "Item 1A. Risk Factors" in this Form 10-K, including *"If we or the third parties with whom we work experience a cybersecurity breach or other security incident, any vulnerabilities are identified, or unauthorized parties otherwise obtain access to our customers' data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities."*

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The board of directors' audit committee is responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain roles within our management, including the roles of CIO, CISO, CCO and General Counsel ("GC"). Our CIO, who reports to our President and CEO and currently is primarily responsible for our cybersecurity risk assessment and management processes, has more than 30 years of experience across enterprise technology, security and cloud transformation. Our VP, Product Security, who reports to our CIO and also supports the management team's cybersecurity risk assessment and management processes, has twenty years of cyber experience, as well as in product security, program development and software development. Additionally, as part of our governance of cybersecurity, if a role on the management team relevant to our cybersecurity risk assessment and management processes is or

becomes vacant, another senior member of the applicable functional team is designated to support our cybersecurity risk assessment and management processes on an interim basis, as needed.

Currently, the CIO is responsible for hiring appropriate personnel, managing the security budget, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, providing security and security-related risk guidance to leadership relating to product management, development, and operations, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our incident response and crisis communications plans are designed to escalate certain cybersecurity incidents to members of the crisis management team depending on the circumstances, which includes the following roles: CIO, CISO, CCO, GC, and the corporate communications team and executive leadership as needed. This group works with our incident response team to help triage, contain, remediate, and recover from cybersecurity incidents of which they are notified. In addition, our incident response and crisis management plans include reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives periodic reports from management concerning any significant cybersecurity threats and risks and the processes we have implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties

Our principal executive offices are located in New York, New York, where we lease approximately 24,000 square feet of office space under a lease that expires in December 2034. We have one other domestic office in Austin, Texas, and international offices, including in England, France, Germany, India, Japan, Singapore, Spain, and the United Arab Emirates. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

Item 3. Legal Proceedings

From time to time, we are party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position. Refer to Note 9, *Commitments and Contingencies - Legal Matters*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K for a description of current legal proceedings.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock has been listed on the New York Stock Exchange under the symbol "CXM" since June 23, 2021. There currently is no established public trading market for our Class B common stock, but each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and is automatically converted upon sale or transfer into one share of Class A common stock.

Holders of Record

As of January 31, 2026, there were 303 and 244 stockholders of record of our Class A and Class B common stock, respectively. We believe that a substantially greater number of beneficial owners hold shares through brokers, banks and other nominees.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Stock Performance Graph

The graph below shows the cumulative total return to our stockholders between June 23, 2021 (the first day on which our Class A common stock traded on the New York Stock Exchange) through January 31, 2026, in comparison to the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes (i) that $100 was invested in each of our Class A common stock, the S&P 500 Index, and the S&P 500 Information Technology Index at their respective closing prices on June 23, 2021 and (ii) reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.



Comparison of Cumulative Total Return
Assumes Initial Investment of $100
$250.00
$200.00
$150.00
$100.00
$50.00
$—
06/23/21
07/31/21
10/31/21
01/31/22
4/30/22
7/31/22
10/31/22
1/31/23
4/30/23
7/31/23
10/31/23
1/31/24
4/30/24
7/31/24
10/31/24
1/31/25
4/30/25
7/31/25
10/31/25
1/31/26
Sprinklr, Inc.
S&P 500
S&P 500 Information Technology

The above performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any of our filings under the Exchange Act or the Securities Act.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

This section of our Form 10-K discusses our financial condition and results of operations for the fiscal years ended January 31, 2026, 2025, and 2024 and year-to-year comparisons between fiscal year 2026 and fiscal year 2025. Year-to-year comparisons between fiscal year 2025 and fiscal year 2024 that are not included in this Form 10-K can be found in "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended January 31, 2025, filed on March 21, 2025.

Certain prior quarterly and annual amounts have been reclassified to conform to the current period presentation.

Overview

Sprinklr provides a Unified Customer Experience Management ("Unified-CXM") platform designed to help organizations manage customer interactions across multiple channels and teams. Our AI-native platform enables customer-facing teams, from Customer Service to Marketing, to collaborate across internal silos, communicate with customers across digital and traditional channels and leverage AI to deliver improved customer experiences at scale.

Sprinklr has four main product suites: Sprinklr Social, Sprinklr Insights, Sprinklr Marketing and Sprinklr Service. We believe that these four suites enable large and leading brands to more effectively reach, engage and listen to their customers on the channel of their choice. We continue to invest in the unified platform and develop new features and enhancements to each suite in response to evolving customer needs.

Our Unified-CXM platform utilizes an architecture purpose-built for managing Customer Experience Management ("CXM") data and is powered by proprietary AI, collaborative workflow, automation, broad-based listening and customer-led governance. This architecture is designed to help enterprises analyze massive amounts of unstructured and structured data.

We generate revenue primarily from the sale of subscriptions to our Unified-CXM platform and related professional services. Our platform includes products that are licensed on a per-user basis as well as products that are licensed based on different tiers of volume.

Our customer base is diverse, spanning global enterprises across a broad array of industries and geographies, as well as marketing agencies, government departments, non-profit and educational institutions. As of January 31, 2026, we had 1,677 customers in more than 90 countries, with our platform supporting over 150 languages. This compares to 1,930 customers as of January 31, 2025. The decrease in total customers year-over-year was primarily due to a strategic refinement of our customer profile and an increased focus on top-tier enterprise customers. We define our large customers as those with at least $1.0 million in subscription revenue on a trailing 12-month basis. As of January 31, 2026, we had 141 large customers, compared to 149 as of January 31, 2025. While the number of large customers decreased, the average subscription revenue per customer in this cohort increased, reflecting our focus on higher-value relationships.

We primarily target large global enterprises, as we believe that our Unified-CXM platform's breadth and depth of capabilities are well-suited to address the complex needs of these organizations. Our customers include 59% of the Fortune 100 companies.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

RPO and cRPO

Remaining Performance Obligation ("RPO") represents contracted revenue that has not yet been recognized and includes deferred revenue and amounts that will be invoiced and recognized in future periods. Current RPO ("cRPO") represents contracted revenue that has not yet been recognized and includes deferred revenue and amounts that will be invoiced and recognized in the next 12 months. As of January 31, 2026, our RPO was $986.5 million, and our cRPO was $618.8 million. As of January 31, 2025, our RPO was $987.7 million, and our cRPO was $612.5 million.

Net Dollar Expansion Rate

We believe that net dollar expansion rate ("NDE") is an indicator of the value that our platform delivers to customers. We calculate NDE to measure our ability to retain and expand subscription revenue from our existing customers. NDE compares our subscription revenue from the same set of customers across comparable periods and reflects customer renewals, expansion, contraction and churn. We calculate NDE by dividing (i) subscription revenue in the trailing 12-month period from those customers who were on our platform during the most recent prior 12-month period by (ii) subscription revenue from the same customers in the preceding prior 12-month period. This calculation is net of upsells, contraction, cancellation or expansion during the period but excludes subscription revenue from new customers. Our NDE, on a trailing 12-month basis, was 103.0% and 103.6% for the 12-month periods ended January 31, 2026 and 2025, respectively. NDE was stable year-over-year despite continued churn and down-selling of certain existing customers, which was partially driven by the current macroeconomic environment.

Macroeconomic and Geopolitical Considerations

Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic and geopolitical events, including fluctuations in inflation and interest rates, the imposition of tariffs in the United States and abroad, the Russia-Ukraine war and military conflicts in the Middle East and the 2025 U.S. government shutdown, have led to economic uncertainty both in the United States and globally. Historically, during periods of economic and geopolitical uncertainty and downturns, businesses may slow spending on information technology, which may impact our business and our customers' businesses.

While we have experienced growing inflationary pressures on the cost of wages, rent and data, the net result of inflationary impacts and our efforts to mitigate these impacts have not been material to us during the periods included in this report. In addition, general economic weakness may lead to longer collection cycles for payments due from our customers and an increase in customer provision for credit losses, as well as restructuring initiatives and associated expenses, and customers and potential customers may require extended financial concessions, which could result in adjustments to revenue recognition.

Further, geopolitical events, such as Russia-Ukraine war, the 2026 Iran conflict and other military or security related events globally, may adversely affect our business. For example, our operations in the Middle East have been adversely impacted by the 2026 Iran conflict, including disruptions to our business activities in the region and inaccessibility, and potential loss, of certain customer data in connection with a third-party data center infrastructure in the United Arab Emirates on which we relied. Such events may result in a decrease in customer demand for our services, increased scrutiny from customers and regulators, and damage our reputation, which could adversely affect our business, financial condition and results of operations. Further, we may incur significant and unanticipated expenses to mitigate the possibility of further harm, including through emergency data transfers, temporary changes to data processing locations, increased infrastructure costs, or as through the relocation of our employees or data to other regions not affected by the conflict.

The effect of macroeconomic and geopolitical conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see "Part I. Item 1A. Risk Factors" in this Form 10-K.

Components of Results of Operations

Revenue

We generate revenue from the sale of subscriptions to our Unified-CXM cloud-based software platform and related professional services.

Subscription revenue consists primarily of fees for accessing our proprietary Unified-CXM platform, as well as related stand-ready services, and is generally recognized ratably over the committed subscription term. The majority of our subscription contracts have a term of two to three years. Historically, we have experienced seasonality in our sales cycle, as a large percentage of our customers make their purchases in the fourth quarter of a given fiscal year and pay us in the first quarter of the subsequent year. This seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the applicable subscription agreement.

Professional services revenue consists primarily of fixed-fee arrangements to provide implementation and managed services for our Unified-CXM Platform. For managed services, our consultants work alongside our customers' teams to help them realize their CXM goals, including platform configuration, ongoing education and ad-hoc support.

Costs of Revenue

Costs of Subscription Revenue

Costs of subscription revenue consist primarily of costs to host our software platform; data costs, including cost of third-party data utilized in our platform; personnel-related expenses for our subscription and support operations personnel, including salaries, benefits, bonuses and stock-based compensation; professional fees; software costs; travel expenses, the amortization of our capitalized internal-use software; and allocated overhead expenses, including facilities costs for our subscription and support operations. We expect that costs of subscription revenue will increase in absolute dollars as we expand our customer base and make continued investments in our cloud infrastructure and support organization. Furthermore, we estimate that data and hosting costs with various partners may rise in the near term.

Costs of Professional Services Revenue

Costs of professional services revenue consist primarily of personnel-related expenses for our professional services personnel, including salaries, benefits, bonuses and stock-based compensation; professional fees; software costs; subcontractor costs; travel expenses; and allocated overhead expenses, including facilities costs, for our professional services organization. We expect that our costs of professional services may vary from period to period based on the project-based nature of this work, our increased use of partners and additional headcount for the delivery of implementation services.

Gross Profit and Gross Margin

Gross profit is defined as total revenue less total costs of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors, including our pricing, our mix of revenues and the costs required to deliver those revenues.

Our gross margin on subscription revenue is significantly higher than our gross margin on professional services revenue, and as a result, our gross margin may vary from period to period if our mix of revenue or costs of revenue fluctuates. In addition, because personnel-related expenses represent the largest component of costs of professional services revenue, we may experience changes in our professional services gross margin due to the timing of delivery of those services. We expect that our gross margin will decline in the near term due to higher data and hosting costs, coupled with higher service delivery costs, and, in the long term, will vary from period to period.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, general and administrative and restructuring expenses.

Research and Development Expense

Research and development expense consists primarily of costs relating to the maintenance, continued development and enhancement of our cloud-based software platform and includes personnel-related expense for our research and development organization, including salaries, benefits, bonuses and stock-based compensation, professional fees, travel expenses and allocated overhead expenses, including facilities costs. Research and development expenses are expensed as incurred, except for internal-use software development costs that qualify for capitalization. We expect research and development expense to generally increase in absolute dollars as we continue to innovate and invest in enhancing and expanding the capabilities of our Unified-CXM platform.

Sales and Marketing Expense

Sales and marketing expense consists primarily of personnel-related expenses for our sales and marketing organization, including salaries, benefits, bonuses and stock-based compensation, professional fees, software costs, advertising, marketing, promotional and brand awareness activities, travel expenses and allocated overhead expense, including facilities costs. Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer and are deferred and amortized on a straight-line basis over the expected period of benefit. We expect sales and marketing expense to generally increase in absolute dollars as we continue to drive the growth of our business. We continue to optimize our sales and marketing expense and seek efficiencies in our investments.

General and Administrative Expense

General and administrative expense includes personnel-related expenses associated with administrative services, such as legal, human resources, information technology, accounting, and finance functions, as well as professional fees, software costs, travel expenses, provision for credit losses and allocated overhead expense, including facilities costs and any corporate overhead expenses not allocated to other expense categories.

Restructuring Expense

Restructuring expense includes costs associated with the global workforce reductions implemented in fiscal years 2026 and 2025. The majority of these costs consist of severance, benefits and the acceleration of equity awards. We do not expect to incur any further restructuring expense with respect to the workforce reductions implemented in fiscal years 2026 and 2025.

Other Income, Net

Other income, net, consists of interest income on invested cash and cash equivalents and marketable securities, foreign currency transaction gains and losses and other expenses and gains.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to foreign and U.S. jurisdictions in which we conduct business. Our annual estimated effective tax rate differed from the U.S. federal statutory rate in fiscal year 2026 primarily due to the impact of non-deductible items, stock-based compensation expense and the foreign tax rate differential on non-U.S. income and withholding taxes, as well as changes in our uncertain tax positions.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended January 31,		
(in thousands)	**2026**	**2025**	**2024**
Revenue:			
Subscription	$ 756,339	$ 717,923	$ 668,541
Professional services	100,861	78,471	63,819
Total revenue	857,200	796,394	732,360
Costs of revenue:			
Costs of subscription [1]	178,634	140,730	116,032
Costs of professional services [1]	100,783	81,026	63,369
Total costs of revenue	279,417	221,756	179,401
Gross profit	577,783	574,638	552,959
Operating expense:			
Research and development [1]	96,001	91,621	91,292
Sales and marketing [1]	287,639	319,615	317,779
General and administrative [1]	137,119	136,611	105,673
Restructuring [1]	16,785	2,821	4,270
Total operating expense	537,544	550,668	519,014
Operating income	40,239	23,970	33,945
Other income, net	26,550	24,322	26,577
Income before provision (benefit) for income taxes	66,789	48,292	60,522
Provision (benefit) for income taxes	43,884	(73,317)	9,119
Net income	$ 22,905	$ 121,609	$ 51,403

[1] Includes stock-based compensation expense, net of amounts capitalized, as follows:

	Year Ended January 31,		
(in thousands)	**2026**	**2025**	**2024**
Costs of subscription	$ 1,127	$ 1,323	$ 1,130
Costs of professional services	2,936	1,387	1,450
Research and development	16,843	11,404	11,566
Sales and marketing	24,536	21,331	24,477
General and administrative	38,126	24,072	17,134
Restructuring	866	—	—
Stock-based compensation expense, net of amounts capitalized	$ 84,434	$ 59,517	$ 55,757

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue [1]:

	Year Ended January 31,		
	2026	**2025**	**2024**
Revenue:			
Subscription	88 %	90 %	91 %
Professional services	12 %	10 %	9 %
Total revenue	100 %	100 %	100 %
Costs of revenue:			
Costs of subscription	21 %	18 %	16 %
Costs of professional services	12 %	10 %	9 %
Total costs of revenue	33 %	28 %	24 %
Operating expense:			
Research and development	11 %	12 %	12 %
Sales and marketing	34 %	40 %	43 %
General and administrative	16 %	17 %	14 %
Restructuring	2 %	0 %	1 %
Total operating expense	63 %	69 %	71 %
Operating income	5 %	3 %	5 %
Other income, net	3 %	3 %	4 %
Income before provision (benefit) for income taxes	8 %	6 %	8 %
Provision (benefit) for income taxes	5 %	(9)%	1 %
Net income	3 %	15 %	7 %

[1] Totals may not foot due to rounding.

Comparison of Fiscal Years Ended January 31, 2026 and 2025

Revenue

(in thousands)	Year Ended January 31,		$ Change	% Change
	2026	**2025**		
Subscription	$ 756,339	$ 717,923	$ 38,416	5 %
Professional services	100,861	78,471	22,390	29 %
Total revenue	$ 857,200	$ 796,394	$ 60,806	8 %

The increase in subscription revenue was primarily due to increased revenue from existing customers driven by the purchase of additional quantities of current subscription solutions and additional add-on solutions within our platform, as well as demand for our solutions from new customers. Such growth was partially offset by certain existing customers purchasing fewer quantities of current subscription solutions within our platform, as well as certain customers no longer subscribing to our platform, partially driven by challenging macroeconomic conditions.

The increase in professional services revenue was primarily due to growth in both implementations and managed services related to Contact Center as a Service ("CCaaS") delivery capabilities.

Costs of Revenue and Gross Margin

(in thousands)	Year Ended January 31,		$ Change	% Change
	2026	**2025**		
Costs of subscription revenue	$ 178,634	$ 140,730	$ 37,904	27 %
Costs of professional services revenue	100,783	81,026	19,757	24 %
Total costs of revenue	$ 279,417	$ 221,756	$ 57,661	26 %
Gross margin - subscription	*76 %*	*80 %*		
Gross margin - professional services	*0 %*	*(3)%*		

The increase in costs of subscription revenue was primarily due to an increase of $33.3 million in third-party data, cloud and network infrastructure costs, partially attributable to increased customer demand as well as higher rates from our third-party providers.

The increase in costs of professional services revenue was primarily due to (i) an $11.0 million increase in subcontractor costs as a result of higher partner delivery costs and (ii) higher personnel-related costs of $7.7 million, partially driven by increased bonus expense compared to prior year.

Gross margin for subscription decreased by four percentage points, primarily driven by increased costs associated with third-party data, cloud and network infrastructure. Gross margin for professional services increased by three percentage points, largely driven by the timing of project initiation and the completion of delivery milestones, including the implementation of CCaaS projects.

Research and Development Expense

(in thousands)	Year Ended January 31,		$ Change	% Change
	2026	**2025**		
Research and development	$ 96,001	$ 91,621	$ 4,380	5 %
% of revenue	*11 %*	*12 %*		

The increase in research and development expense was primarily due to (i) a $3.0 million increase in personnel costs, resulting from higher stock compensation, which was primarily driven by new grants during fiscal year 2026, (ii) a $2.7 million increase in subcontractor and consulting costs, as a result of quality improvement projects implemented in the current fiscal year, and (iii) a $2.1 million increase in software subscription costs. These increases were partially offset by a $3.5 million decrease as a result of an increase in capitalized research and development costs.

Sales and Marketing Expense

	Year Ended January 31,			
(in thousands)	2026	2025	$ Change	% Change
Sales and marketing	$ 287,639	$ 319,615	$ (31,976)	(10)%
% of revenue	34 %	40 %		

The decrease in sales and marketing expense was primarily due to (i) a decrease in personnel costs of $25.2 million, primarily due to lower sales headcount as a result of the restructuring activities we implemented in the first quarter of fiscal year 2026, partially offset by an increase in commissions expense of $4.2 million, and (ii) a decrease in other marketing-related costs of $5.9 million.

General and Administrative Expense

	Year Ended January 31,			
(in thousands)	2026	2025	$ Change	% Change
General and administrative	$ 137,119	$ 136,611	$ 508	— %
% of revenue	16 %	17 %		

The increase in general and administrative expense was primarily due to (i) a $19.2 million increase in personnel-related costs driven by increased stock compensation expense, primarily related to new grants during fiscal year 2026 and (ii) an increase in professional and related fees of $1.9 million. These increases were partially offset by (i) lower consulting costs of $11.3 million and (ii) lower provision for expected credit losses of $9.3 million as a result of increased reserves for certain customers that we deemed to be uncollectible accounts during the second quarter of fiscal year 2025.

Restructuring Expense

	Year Ended January 31,			
(in thousands)	2026	2025	$ Change	% Change
Restructuring	$ 16,785	$ 2,821	$ 13,964	495 %
% of revenue	2 %	— %		

The increase in restructuring expense was due to the reduction in global workforce implemented in the first quarter of fiscal year 2026 impacting 12% of our workforce versus a 3% impact to the workforce as a result of the reduction in global workforce implemented in the second quarter of fiscal year 2025. Refer to Note 14, *Restructuring Charges*, included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K for additional information.

Other Income, Net

	Year Ended January 31,			
(in thousands)	2026	2025	$ Change	% Change
Other income, net	$ 26,550	$ 24,322	$ 2,228	9 %
% of revenue	3 %	3 %		

The increase in other income, net was primarily attributable to an $8.2 million increase in net foreign currency gains, partially offset by a $5.8 million decrease in interest income from our money market and short-term investment accounts as a result of lower interest rates and lower average balances in these accounts.

Provision (Benefit) for Income Taxes

	Year Ended January 31,			
(in thousands)	**2026**	**2025**	**$ Change**	**% Change**
Provision (benefit) for income taxes	$ 43,884	$ (73,317)	$ 117,201	160 %
% of revenue	*5 %*	*(9)%*		

The increase in provision (benefit) for income taxes was primarily due to the impact of including U.S. profit before tax in the annual effective tax rate computation for the year ended January 31, 2026. For the year ended January 31, 2025, we recorded a net reduction of $96.3 million in our valuation allowance, primarily reflecting the release of our valuation allowance associated with our U.S. federal and state deferred tax assets, and recorded a tax benefit of $2.0 million for non-deductible stock-based compensation. The provision for income tax for the year ended January 31, 2026 also includes (i) a $7.0 million income tax charge for changes to our uncertain tax positions related to our non-U.S. entities and (ii) a $5.1 million income tax charge for non-deductible stock-based compensation.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe that the following non-GAAP financial measures associated with our consolidated statements of operations are useful in evaluating our operating performance:

- Non-GAAP gross profit and non-GAAP gross margin

- Non-GAAP operating income and non-GAAP operating margin; and

- Non-GAAP net income and non-GAAP net income per share

We define these non-GAAP financial measures as the respective U.S. GAAP measures, excluding, as applicable, stock-based compensation expense and related charges, amortization of stock-based compensation expense associated with capitalized internal-use software, amortization of acquired intangible assets, release of U.S. federal and state valuation allowances, and the estimated tax effect related to the non-GAAP items, as well as other one-time charges, such as restructuring charges, costs associated with acquisitions, non-recurring litigation costs and facility exit costs. We believe that it is useful to exclude these items in order to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies over multiple periods.

In addition, we believe that free cash flow is also a useful non-GAAP financial measure. Free cash flow is defined as net cash provided by operating activities less cash used for purchases of property and equipment and capitalized internal-use software. We believe that free cash flow is a useful indicator of liquidity as it measures our ability to generate cash, or our need to access additional sources of cash, to fund operations and investments. We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth. We typically experience higher billings in the fourth quarter compared to other quarters and experience higher collections of accounts receivable in the first half of the year, which results in a decrease in accounts receivable in the first half of the year.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with U.S. GAAP.

A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP:

(in thousands)	Year Ended January 31,					
	2026		2025		2024	
Non-GAAP gross profit and gross margin:						
U.S. GAAP gross profit	$	577,783	$	574,638	$	552,959
Stock-based compensation expense and related charges[1]		4,115		2,750		2,625
Amortization of stock-based compensation expense - capitalized internal-use software		2,596		2,216		1,488
Non-GAAP gross profit	$	584,494	$	579,604	$	557,072
Gross margin		67 %		72 %		76 %
Non-GAAP gross margin		68 %		73 %		76 %
Non-GAAP operating income and operating margin:						
U.S. GAAP operating income	$	40,239	$	23,970	$	33,945
Stock-based compensation expense and related charges[2]		84,539		60,663		57,902
Amortization of acquired intangible assets		—		118		200
Amortization of stock-based compensation expense - capitalized internal-use software		2,596		2,216		1,488
Non-recurring litigation costs[3]		2,076		—		—
Restructuring costs[4]		16,785		2,821		4,270
Non-GAAP operating income	$	146,235	$	89,788	$	97,805
Operating margin		5 %		3 %		5 %
Non-GAAP operating margin		17 %		11 %		13 %

[1] Employer payroll tax related to stock-based compensation for the years ended January 31, 2026, 2025, and 2024 was immaterial as to the impact to gross profit.

[2] Includes employer payroll tax related to stock-based compensation expense of $1.0 million, $1.1 million and $2.1 million for the years ended January 31, 2026, 2025 and 2024, respectively.

[3] Relates to costs associated with litigation that arise outside of the ordinary course of business.

[4] Includes employer payroll tax related to restructuring expense of $0.8 million, $0.4 million and $0.4 million for the years ended January 31, 2026, 2025 and 2024, respectively. Refer to Note 14, *Restructuring Charges*, included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K for additional information.

| | Year Ended January 31, | | | | | | | | |
| | 2026 | | | 2025 | | | 2024 | | |
	(in thousands)	Per Share-Basic	Per Share-Diluted	(in thousands)	Per Share-Basic	Per Share-Diluted	(in thousands)	Per Share-Basic	Per Share-Diluted
Non-GAAP net income and earnings per share:									
U.S. GAAP net income	$ 22,905	$ 0.09	$ 0.09	$ 121,609	$ 0.47	$ 0.44	$ 51,403	$ 0.19	$ 0.18
Stock-based compensation expense and related charges[1]	84,539	0.34	0.33	60,663	0.23	0.22	57,902	0.21	0.20
Amortization of acquired intangible assets	—	—	—	118	—	—	200	—	—
Amortization of stock-based compensation expense - capitalized internal-use software	2,596	0.01	0.01	2,216	0.01	0.01	1,488	0.01	0.01
Income tax expense[2]	(1,731)	(0.01)	(0.01)	—	—	—	—	—	—
Non-recurring litigation costs[3]	2,076	0.01	0.01	—	—	—	—	—	—
Restructuring costs[4]	16,785	0.07	0.06	2,821	0.01	0.01	4,270	0.02	0.01
Release of U.S. federal and state valuation allowances	—	—	—	(87,058)	(0.33)	(0.31)	—	—	—
Non-GAAP net income	$ 127,170	$ 0.51	$ 0.49	$ 100,369	$ 0.39	$ 0.37	$ 115,263	$ 0.43	$ 0.40
Weighted-average shares outstanding		250,834	257,965		260,241	274,773		269,974	287,093

[1] Includes employer payroll tax related to stock-based compensation expense of $1.0 million, $1.1 million and $2.1 million of for the years ended January 31, 2026, 2025 and 2024, respectively.

[2] Represents the Company's current and deferred income tax expense commensurate with the non-GAAP measure of profitability using a non-GAAP tax rate of 26.4% for the year ended January 31, 2026. The Company uses an annual tax rate in its computation of the non-GAAP income tax provision and excludes the direct impact of stock-based compensation expense, employer tax costs related to stock-based compensation, intangible amortization expense, amortization of stock-based compensation expense associated with capitalized internal-use software, non-recurring litigation costs, restructuring costs and settlement of prior year tax provisions.

[3] Relates to costs associated with litigation that arise outside of the ordinary course of business.

[4] Includes employer payroll tax related to restructuring expense of $0.8 million, $0.4 million and $0.4 million for the years ended January 31, 2026, 2025 and 2024, respectively. Refer to Note 14, *Restructuring Charges*, included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K for additional information.

| | Year Ended January 31, | | |
(in thousands)	2026	2025	2024
Free cash flow:			
Net cash provided by operating activities	$ 159,193	$ 77,590	$ 71,465
Purchases of property and equipment	(1,379)	(5,802)	(8,548)
Capitalized internal-use software	(15,911)	(12,631)	(11,777)
Free cash flow	$ 141,903	$ 59,157	$ 51,140

Liquidity and Capital Resources

Overview

As of January 31, 2026, our principal sources of liquidity were $163.0 million of cash and cash equivalents and $339.5 million of highly liquid marketable securities. We believe that our existing cash and cash equivalents, marketable securities and cash from operations will be sufficient to meet our working capital needs, capital expenditures and financing obligations for at least the next 12 months and over the long-term. The majority of our cash is held in the United States and we do not anticipate a need to repatriate cash held outside of the United States. Further, it is our intent to indefinitely reinvest these funds outside the United States, and, therefore, we have not provided for any United States income taxes.

Cash Collateral Agreements and Restricted Cash

In April 2023, we entered into cash collateral agreements with Silicon Valley Bank in lieu of a letter of credit facility, which are associated with certain leases. Approximately $1.1 million is outstanding on these cash collateral agreements as of January 31, 2026, which we have therefore classified within restricted cash. As of January 31, 2026, $0.7 million and $0.4 million of this restricted cash is recorded within prepaid expenses and other current assets and within non-current assets, respectively, on the consolidated balance sheets.

Starting in 2023, we entered into cash collateral agreements with J.P. Morgan Bank in lieu of a credit facility, through which approximately $7.4 million is outstanding as of January 31, 2026. As of January 31, 2026, $1.4 million and $6.0 million of this restricted cash is recorded within prepaid expenses and other current assets and within non-current assets, respectively, on the consolidated balance sheets.

Share Repurchase Programs

On June 4, 2025, we announced that our board of directors had authorized and approved a share repurchase plan (the "2025 Share Repurchase Program"), whereby we were authorized to repurchase up to $150 million of Class A common stock. During the year ended January 31, 2026, we repurchased 17,616,548 shares of our Class A common stock for an aggregate cost of $150.4 million. All of the shares repurchased have been returned to our authorized but unissued share reserve. During the third quarter of fiscal year 2026, we completed the full purchase authorization of $150 million under the 2025 Share Repurchase Program.

On March 11, 2026, we announced that our board of directors had authorized and approved a share repurchase plan (the "2026 Share Repurchase Program"), whereby we were authorized to periodically repurchase up to $200 million of Class A common stock through March 15, 2027. On March 13, 2026, the Company entered into an accelerated share repurchase transaction for $125 million under the 2026 Share Repurchase Program, with the remaining authorization to be utilized at the Company's discretion over the next year, subject to market conditions and other factors. Repurchases under the program are expected to be funded using cash on hand, cash equivalents, and marketable securities.

For additional information regarding our share repurchase programs, see Note 10, *Stockholders' Equity,* included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Material Cash Requirements

Our expected material cash requirements include obligations under data and service provider agreements, operating leases and the 2026 Share Repurchase Program. We have agreements in place with data and service providers that require us to make certain minimum guaranteed purchase commitments through fiscal year 2029, which totaled $117.2 million as of January 31, 2026, of which $70.9 million is due within twelve months from January 31, 2026. In the normal course of business we may renew existing contracts throughout the year. In addition, we lease certain office facilities under operating lease arrangements that expire on various dates through fiscal year 2036. Refer to Note 8, *Leases*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K for a discussion of our leases. For additional information regarding the 2026 Share Repurchase Program and its expected funding sources, see "Share Repurchase Programs" above. There were no other significant changes in our material cash requirements during fiscal year 2026.

Future Funding Requirements

Our future capital requirements will depend on many factors, including our growth rate, the expansion of our direct sales force, strategic relationships and international operations, the timing and extent of spending to support research and development efforts and the continuing market acceptance of our solutions. We historically have expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies and businesses. We may finance such acquisitions using cash, debt, stock or a combination of the foregoing; however, we have used cash and stock as consideration for substantially all of our historical business acquisitions. We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility, and may from time to time elect to raise capital through the issuance of additional equity or the incurrence of debt. Sales of additional equity could result in dilution to our stockholders. If we raise funds by borrowing from third parties, the terms of those financing arrangements would require us to incur interest expense and may include negative covenants or other restrictions on our business that could impair our operating flexibility. We can provide no assurance that financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us. If we are unable to raise additional capital when needed, we would be required to curtail our operating activities and capital expenditures, and our business operating results and financial condition would be adversely affected.

Cash Flows

The following table shows a summary of our cash flows for the periods indicated:

(in thousands)	Year Ended January 31,					
	2026		**2025**		**2024**	
Net cash provided by operating activities	$	159,193	$	77,590	$	71,465
Net cash (used in) provided by investing activities	$	(12,470)	$	154,126	$	(110,570)
Net cash (used in) provided by financing activities	$	(131,847)	$	(248,158)	$	24,086

Our net income and cash flows provided by operating activities are influenced significantly by our investments in headcount to support growth and in costs of revenue to deliver our services. Non-cash charges primarily include depreciation and amortization, provision for credit losses, stock-based compensation, non-cash lease expense, deferred income taxes and accretion on marketable securities. Our largest source of operating cash is cash collections from customers using our Unified-CXM platform and related services. Our primary uses of cash from operating activities are for employee-related costs, costs to deliver our revenue and marketing expenses.

We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth. We typically experience higher billings in the fourth quarter compared to other quarters, primarily due to higher renewal activity, and experience higher collections of accounts receivable in the first half of the year, which results in a decrease in accounts receivable in the first half of the year.

Operating Activities

For the fiscal year 2026, cash provided by operating activities was $159.2 million, which consisted of net income of $22.9 million, adjusted for non-cash expenses of $127.6 million and $8.7 million of net cash flows provided as a result of changes in operating assets and liabilities. The $8.7 million of net cash flows provided as a result of changes in our operating assets and liabilities reflected (i) a $22.7 million increase in deferred revenue as a result of billings exceeding recognized revenue, (ii) an $11.1 million increase in accrued expenses and other current liabilities primarily due to higher bonus and withholding tax accruals, (iii) a $5.9 million increase in accounts payable due to timing of payments made, and (iv) a $5.7 million decrease in accounts receivable due to collections outpacing billings. These increases to cash flows from operations were partially offset by (i) a $21.6 million increase in prepaid expenses and other current assets due to higher capitalized commissions, (ii) an $8.4 million decrease in operating lease liabilities due to ongoing payments for leased properties, and (iii) a $6.4 million increase in other non-current assets due to higher capitalized commissions.

For the fiscal year 2025, cash provided by operating activities was $77.6 million, which consisted of net income of $121.6 million, adjusted for non-cash expenses of $2.5 million and $41.6 million of net cash flows used as a result of changes in operating assets and liabilities. The $41.6 million of net cash flows used as a result of changes in our operating assets and liabilities reflected (i) a $30.0 million increase in accounts receivable due to billings outpacing collections, (ii) a $15.5 million increase in prepaid expenses and other current assets due to higher prepaid hosting and data costs, (iii) a $12.5 million decrease in accrued expenses and other current liabilities primarily due to lower bonus and commission accruals, (iv) a $9.6 million increase in other non-current assets due to higher capitalized commissions, and (v) a $7.0 million decrease in accounts payable due to timing of payments made. These decreases to cash flows from operations were partially offset by a $37.5 million increase in deferred revenue as a result of billings exceeding recognized revenue.

For the fiscal year 2024, cash provided by operating activities was $71.5 million, which consisted of net income of $51.4 million, adjusted for non-cash expenses of $65.9 million and $45.8 million net cash flows used as a result of changes in operating assets and liabilities. The $45.8 million of net cash flows used as a result of changes in operating assets and liabilities reflected (i) a $68.7 million increase in accounts receivable due to increased billings and the timing of invoices billed, (ii) a $25.6 million increase in other non-current assets driven by an increase in capitalized commissions, and (iii) an $8.0 million decrease in operating lease liabilities due to ongoing payments for leased properties. These decreases to cash flows from operations were partially offset by (i) a $49.8 million increase in deferred revenue resulting primarily from increased billings for subscriptions, (ii) an $8.7 million decrease in prepaid expenses and other current assets driven by larger prepaid contracts in the prior fiscal year and (iii) a $3.3 million increase in accounts payable largely due to an overall increase in spend and the timing of payments due.

Investing Activities

For the fiscal year 2026, net cash used in investing activities was $12.5 million and primarily consisted of $516.8 million of purchases of marketable securities and $15.9 million in capitalized internal-use software costs. These decreases in cash flows from investing activities was partially offset by $521.9 million of sales and maturities of marketable securities.

For the fiscal year 2025, net cash provided by investing activities was $154.1 million and primarily consisted of $568.7 million of sales and maturities of marketable securities, partially offset by $396.2 million of purchases of marketable securities.

For the fiscal year 2024, net cash used in investing activities was $110.6 million and primarily consisted of $604.6 million of purchases of marketable securities, partially offset by $514.4 million of sales and maturities of marketable securities.

Financing Activities

For the fiscal year 2026, net cash used in financing activities was $131.8 million, which consisted of payments for the 2025 Share Repurchase Program of $152.3 million, offset by $15.3 million of proceeds from the exercise of stock options and $5.1 million of proceeds from the purchase of stock under our 2021 Employee Stock Purchase Plan ("ESPP").

For the fiscal year 2025, net cash used in financing activities was $248.2 million, which consisted of payments for the 2024 Share Repurchase Program of $273.9 million, offset by $19.9 million of proceeds from the exercise of stock options and $5.8 million of proceeds from the purchase of stock under our 2021 Employee Stock Purchase Plan ("ESPP").

For the fiscal year 2024, cash provided by financing activities was $24.1 million, which consisted of proceeds from the exercise of stock options of $43.3 million and proceeds from the purchase of stock under our ESPP of $7.4 million, partially offset by payments for the repurchase of Class A common shares of $26.7 million.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Critical accounting estimates are those estimates that, in accordance with U.S. GAAP, involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our consolidated financial statements. Management has determined that our most critical accounting estimates are those relating to revenue recognition and stock-based compensation expense, including historical common stock valuations and performance-based award valuations. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

Our significant accounting policies are more fully described in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Revenue Recognition

At times, revenue recognition requires judgment, especially for our arrangements that include multiple performance obligations, or deliverables, such as arrangements that include promises to transfer multiple subscription services, premium support, professional services and managed services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require judgment.

Subscription services are distinct as such offerings are often sold separately. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date and the contractual dependence of the service on the customer's satisfaction with the professional services work. To date, we have concluded that professional services included in contracts with multiple performance obligations are generally distinct.

The determination of standalone selling price ("SSP") for each distinct performance obligation requires judgment. We rarely sell our enterprise cloud software products and services as readily observable standalone sales, so we are required to estimate the SSP for each performance obligation. In the determination of the SSP, we may use information that includes contractually stated prices, size of the arrangement, list prices and other observable inputs. Based on these results, the estimated SSP is set for each distinct product or service delivered to customers. As our go-to-market strategies evolve, we may modify our pricing strategies in the future, which could result in changes to SSP.

There were no material changes in the estimates or assumptions used to recognize revenue during the year ended January 31, 2026.

Stock-Based Compensation

We measure and record the expense related to stock-based awards based upon the fair value at the date of grant. We estimate the grant date fair value of each common stock option using the Black-Scholes Merton method, which requires the input of subjective assumptions and management's best estimates. The assumptions used, including (i) fair value of the underlying common stock, (ii) expected volatility, (iii) expected term, (iv) risk-free interest rate and (v) dividend yield, and how they are estimated is detailed within Note 11, *Stock-Based Compensation*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Performance and Market-Based Award Valuations

For awards granted that vest upon the achievement of market conditions, we estimate the grant date fair value of these units using a Monte Carlo Simulation. The simulation models multiple stock price paths in order to estimate the grant date fair value of those with market conditions. For those awards with market conditions, stock-based compensation is recognized regardless of whether the market targets were achieved. However, if the grantee does not continue their employment through the derived service period, all related stock-based compensation for that individual is reversed in the period of termination.

For awards granted that vest upon the achievement of certain performance conditions, we estimate the fair value of these units using the Company's share price on the date of grant. Once the performance conditions are deemed probable, stock-based compensation recognition begins and is recognized over the service period. If at any point the performance conditions are deemed not probable, any expense recognized to date is reversed.

Income Taxes

We determined that it is more likely than not that our U.S. federal and state deferred tax assets were realizable as of January 31, 2025, and we reaffirmed this conclusion as of January 31, 2026. In determining the need, or continued need, for a valuation allowance, we considered the weighting of the positive and negative evidence, which includes, among other things, recent historical income and losses, future growth, forecasted earnings and future taxable income. As of January 31, 2025, we achieved three years of cumulative U.S. income when considering pre-tax income adjusted for permanent differences and other comprehensive losses. Based on all available positive and negative evidence, having demonstrated sustained profitability, which is objective and verifiable, and taking into account anticipated future earnings, we concluded that it is more likely than not that our U.S. federal and state deferred tax assets are realizable. See Note 13, *Income Taxes*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K for additional information.

Recent Accounting Pronouncements

Refer to Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, to our Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" in this Form 10-K for more information regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The functional currency of our foreign subsidiaries is generally their respective local currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian rupee, Euro, United Arab Emirates dirham, Brazilian real and British Pound sterling. Impacts to our operations from changes in foreign currency have not been material to date and thus we have not instituted a hedging program. We will monitor our foreign currency exposure to determine when we should begin a hedging program. A majority of our agreements have been, and we expect will continue to be, denominated in U.S. dollars. A hypothetical 10% change in the Indian rupee, Euro, United Arab Emirates dirham, Brazilian real and British Pound sterling rates during the year ended January 31, 2026 would have had a $9.5 million impact on our results of operations.

Interest Rate Sensitivity

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of January 31, 2026, we had $163.0 million of cash and cash equivalents, which consisted primarily of bank deposits, money market funds and $339.5 million of highly liquid marketable securities. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of our interest income have not been significant. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during the period presented would not have had a material impact on our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Sprinklr, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sprinklr, Inc. and subsidiaries (the Company) as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2026, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are

material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over costs to obtain customer contracts

As discussed in Note 3 to the consolidated financial statements, costs to obtain customer contracts, including commissions earned, that are considered incremental and recoverable are capitalized and amortized on a straight-line basis over the anticipated period of benefit. Capitalized costs to obtain customer contracts as of January 31, 2026, were $173.0 million.

We identified the evaluation of the sufficiency of audit evidence over costs to obtain customer contracts as a critical audit matter. Specifically, determining the nature and extent of audit evidence necessary over commissions earned, including those capitalized as costs to obtain customer contracts, required subjective auditor judgment due to the volume of commission plans and number of inputs used in calculating the commissions earned, and the number of information technology (IT) systems involved in the process.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to costs to obtain customer contracts, including commissions earned. We involved IT professionals with specialized skills and knowledge who assisted in testing certain IT applications used by the Company in the costs to obtain customer contracts process. In addition, for a sample of commissions earned during the year, we:

- recalculated the amount earned based on the terms of the relevant underlying commission plan;
- compared the amount earned to the actual commission payment; and
- assessed whether the commissions earned were considered incremental and recoverable costs of obtaining customer contracts and that they were properly recorded.

In addition, we evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed, including appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2015.

New York, New York
March 19, 2026

Consolidated Balance Sheets

(in thousands, except share and per share data)

	January 31,	
	2026	2025
Assets		
Current assets:		
Cash and cash equivalents	$ 162,969	$ 145,270
Marketable securities	339,537	338,189
Accounts receivable, net of allowance of $7.4 million and $8.1 million, respectively	278,081	285,656
Prepaid expenses and other current assets	107,393	84,982
Total current assets	887,980	854,097
Property and equipment, net	33,454	31,591
Goodwill and other intangible assets	50,144	49,957
Operating lease right-of-use assets	43,094	44,626
Deferred tax assets, non-current	70,400	90,369
Other non-current assets	119,989	113,559
Total assets	$ 1,205,061	$ 1,184,199
Liabilities and stockholders' equity		
Liabilities		
Current liabilities:		
Accounts payable	$ 33,781	$ 27,353
Accrued expenses and other current liabilities	91,538	79,285
Operating lease liabilities, current	8,433	7,462
Deferred revenue	420,339	403,483
Total current liabilities	554,091	517,583
Deferred revenue, non-current	12,824	6,276
Operating lease liabilities, non-current	38,299	41,243
Other liabilities, non-current	7,204	7,034
Total liabilities	612,418	572,136
Commitments and contingencies (Note 9)		
Stockholders' equity		
Class A common stock, $0.00003 par value, 2,000,000,000 shares authorized; 147,555,436 and 139,163,819 shares issued and outstanding as of January 31, 2026 and 2025, respectively	4	4
Class B common stock, $0.00003 par value, 310,000,000 shares authorized; 101,168,413 and 116,278,936 shares issued and outstanding as of January 31, 2026 and 2025, respectively	3	4
Treasury stock, at cost, 14,130,784 shares as of January 31, 2026 and 2025	(23,831)	(23,831)
Additional paid-in capital	1,376,487	1,268,920
Accumulated other comprehensive loss	(5,711)	(6,969)
Accumulated deficit	(754,309)	(626,065)
Total stockholders' equity	592,643	612,063
Total liabilities and stockholders' equity	$ 1,205,061	$ 1,184,199

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended January 31,		
	2026	2025	2024
Revenue:			
Subscription	$ 756,339	$ 717,923	$ 668,541
Professional services	100,861	78,471	63,819
Total revenue	857,200	796,394	732,360
Costs of revenue:			
Costs of subscription	178,634	140,730	116,032
Costs of professional services	100,783	81,026	63,369
Total costs of revenue	279,417	221,756	179,401
Gross profit	577,783	574,638	552,959
Operating expense:			
Research and development	96,001	91,621	91,292
Sales and marketing	287,639	319,615	317,779
General and administrative	137,119	136,611	105,673
Restructuring	16,785	2,821	4,270
Total operating expense	537,544	550,668	519,014
Operating income	40,239	23,970	33,945
Other income, net	26,550	24,322	26,577
Income before provision (benefit) for income taxes	66,789	48,292	60,522
Provision (benefit) for income taxes	43,884	(73,317)	9,119
Net income	$ 22,905	$ 121,609	$ 51,403
Net income per share, basic	$ 0.09	$ 0.47	$ 0.19
Weighted average shares used in computing net income per share, basic	250,834	260,241	269,974
Net income per share, diluted	$ 0.09	$ 0.44	$ 0.18
Weighted average shares used in computing net income per share, diluted	257,965	274,773	287,093

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Comprehensive Income

(in thousands)

| | Year Ended January 31, | | |
	2026	2025	2024
Net income	$ 22,905	$ 121,609	$ 51,403
Foreign currency translation adjustments	1,217	(2,790)	(490)
Unrealized gains (losses) on investments, net of tax	41	(343)	1,038
Total comprehensive income, net of tax	$ 24,163	$ 118,476	$ 51,951

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Class A and Class B Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		Shares	Amount			
Balance at January 31, 2023	263,741	$ 9	$ 1,074,149	14,131	$ (23,831)	$ (4,384)	$ (496,611)	$ 549,332
Stock-based compensation - equity classified awards	—	—	57,230	—	—	—	—	57,230
Exercise of stock options and release of vested restricted stock units	10,948	—	43,333	—	—	—	—	43,333
Issuance of common shares upon ESPP purchases	976	—	7,437	—	—	—	—	7,437
Common stock repurchased	(2,400)	—	—	—	—	—	(29,579)	(29,579)
Other adjustment	—	(1)	1	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	548	—	548
Net income	—	—	—	—	—	—	51,403	51,403
Balance at January 31, 2024	273,265	8	1,182,150	14,131	(23,831)	(3,836)	(474,787)	679,704
Stock-based compensation - equity classified awards	—	—	61,055	—	—	—	—	61,055
Exercise of stock options and release of vested restricted stock units	6,862	—	19,908	—	—	—	—	19,908
Issuance of common shares upon ESPP purchases	776	—	5,807	—	—	—	—	5,807
Common stock repurchased, including accrued excise tax	(25,460)	—	—	—	—	—	(272,887)	(272,887)
Other comprehensive loss	—	—	—	—	—	(3,133)	—	(3,133)
Net income	—	—	—	—	—	—	121,609	121,609
Balance at January 31, 2025	255,443	8	1,268,920	14,131	(23,831)	(6,969)	(626,065)	612,063
Stock-based compensation - equity classified awards	—	—	87,151	—	—	—	—	87,151
Exercise of stock options and release of vested restricted stock units	10,128	—	15,289	—	—	—	—	15,289
Issuance of common shares upon ESPP purchases	770	—	5,127	—	—	—	—	5,127
Common stock repurchased, including accrued excise tax	(17,617)	(1)	—	—	—	—	(151,149)	(151,150)
Other comprehensive income	—	—	—	—	—	1,258	—	1,258
Net income	—	—	—	—	—	—	22,905	22,905
Balance at January 31, 2026	248,724	$ 7	$ 1,376,487	14,131	$ (23,831)	$ (5,711)	$ (754,309)	$ 592,643

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,		
	2026	2025	2024
Cash flow from operating activities:			
Net income	$ 22,905	$ 121,609	$ 51,403
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	19,064	18,679	15,466
Provision for credit losses	2,271	11,560	5,906
Stock-based compensation, net of amounts capitalized	84,434	59,517	55,757
Non-cash lease expense	8,048	8,188	8,352
Deferred income taxes	20,191	(88,069)	(2,668)
Net accretion on marketable securities	(6,409)	(12,544)	(17,009)
Other non-cash items, net	30	207	107
Changes in operating assets and liabilities:			
Accounts receivable	5,710	(30,010)	(68,709)
Prepaid expenses and other current assets	(21,573)	(15,503)	8,675
Other non-current assets	(6,408)	(9,560)	(25,577)
Accounts payable	5,907	(7,048)	3,325
Operating lease liabilities	(8,405)	(5,570)	(8,019)
Accrued expenses and other current liabilities	11,142	(12,487)	(6,515)
Deferred revenue	22,712	37,473	49,813
Other liabilities	(426)	1,148	1,158
Net cash provided by operating activities	159,193	77,590	71,465
Cash flow from investing activities:			
Purchases of marketable securities	(516,840)	(396,154)	(604,648)
Proceeds from sales and maturities of marketable securities	521,922	568,713	514,403
Purchases of property and equipment	(1,379)	(5,802)	(8,548)
Capitalized internal-use software	(15,911)	(12,631)	(11,777)
Other investing activities	(262)	—	—
Net cash (used in) provided by investing activities	(12,470)	154,126	(110,570)
Cash flow from financing activities:			
Proceeds from issuance of common stock upon exercise of stock options	15,289	19,908	43,333
Proceeds from issuance of common stock upon ESPP purchase	5,127	5,807	7,437
Payments for repurchase of Class A common shares and related excise tax	(152,263)	(273,873)	(26,684)
Net cash (used in) provided by financing activities	(131,847)	(248,158)	24,086
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	3,099	(2,454)	(939)
Net change in cash, cash equivalents and restricted cash	17,975	(18,896)	(15,958)
Cash, cash equivalents and restricted cash at beginning of period	153,533	172,429	188,387
Cash, cash equivalents and restricted cash at end of period	$ 171,508	$ 153,533	$ 172,429
Supplemental disclosure of cash flow information:			
Cash paid for income taxes, net of refunds	$ 24,780	$ 11,010	$ 7,647
Supplemental disclosure for non-cash investing and financing:			
Right-of-use assets obtained in exchange for operating lease liabilities	$ 6,366	$ 22,669	$ 23,696
Accrued purchases of property and equipment	$ 209	$ 491	$ 2,380
Stock-based compensation expense capitalized in internal-use software	$ 2,800	$ 2,538	$ 2,473
Accrued for asset retirement obligation	$ 672	$ 310	$ 117
Accrued for share repurchases and related excise tax	$ 796	$ 1,909	$ 2,895

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Description of Business

Founded in 2009, Sprinklr, Inc. ("Sprinklr" or the "Company") provides enterprise software products to enable enterprises to respond, market, service and sell to customers on the channels they prefer, using Sprinklr's AI-native platform for unified customer experience management ("Unified-CXM").

The Company was incorporated in Delaware in 2011 and is headquartered in New York, New York with 21 operating subsidiaries globally.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the consolidated accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications were made for presentation purposes only and do not affect previously reported results. Expenses previously reported as "Costs of professional services," "Research and development," "Sales and marketing," and "General and administrative" have been reclassified to "Restructuring" expenses in the consolidated statements of operations. In the consolidated balance sheets, "Deferred tax assets, non-current" is now presented separately, and "Deferred tax liability, non-current" is included in "Other liabilities, non-current." Additionally, certain line items in Note 6, *Balance Sheet Components,* have been aggregated or reclassified for clarity.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including contingent assets and liabilities, as of the balance sheet date, as well as the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, revenue recognition, fair value assumptions for stock-based compensation, software costs eligible for capitalization and the allowance for credit losses on the Company's accounts receivable. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and on assumptions that it believes are reasonable and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

Segments

The Company operates in one operating segment because its offerings run on a single proprietary customer experience management platform, its products are deployed in a similar manner, and its chief operating decision maker ("CODM"), the Chief Executive Officer, evaluates financial information and assesses performance on a consolidated basis. For additional segment information, see Note 15, *Segment and Geographic Information*.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is generally their respective local currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, with the resulting translation adjustments recorded as a separate component of accumulated other comprehensive loss. Income and expense accounts are translated at monthly average exchange rates during the year. Foreign currency transaction gains and losses are recorded in other income, net, in the consolidated statements of operations. The Company recognized net foreign currency transaction gains (losses) of $6.5 million, $(1.7) million and $(3.6) million for the fiscal years ended January 31, 2026, 2025 and 2024, respectively.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

The following table reconciles cash, cash equivalents and restricted cash from the consolidated balance sheets to amounts reported in the consolidated statements of cash flows:

	January 31,	
(in thousands)	**2026**	**2025**
Cash and cash equivalents	$ 162,969	$ 145,270
Restricted cash included in prepaid expenses and other current assets[1]	2,065	1,705
Restricted cash included in other non-current assets[1]	6,474	6,558
Total cash, cash equivalents and restricted cash	$ 171,508	$ 153,533

[1] Consists primarily of collateral for letters of credit issued in lieu of deposits on certain leases and customer contracts.

Marketable Securities

The Company's marketable securities consist of U.S. Treasury securities, corporate and municipal bonds, agency securities, commercial paper, certificates of deposit, and time deposits with maturity dates of more than three months from the purchase date. The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. The Company classifies and accounts for its marketable securities as available-for-sale securities as the Company may sell these securities at any time to support current operation or for other purposes, even prior to maturity. As a result, the Company classifies marketable securities as current assets in the consolidated balance sheets.

All marketable securities are recorded at their estimated fair values. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield. Interest income is recognized when earned and reported in other income, net in the consolidated statements of operations. Unrealized gains and losses on these marketable securities are reported as a separate component of accumulated other comprehensive loss on the consolidated balance sheets until realized. Realized gains and losses are determined based on the specific identification method and are also reported in other income, net in the consolidated statements of operations.

Available-for-sale debt securities are considered impaired if the fair value of the investment is less than amortized cost. If it is more likely than not that the Company will have to sell the security before recovery of its amortized cost basis, the security is written down to its fair value and the difference is recognized in operating income. If the Company deems it is not likely to sell such security before recovery of its amortized cost basis, the Company bifurcates the impairment into credit-related and non-credit-related components. In evaluating whether a credit-related loss exists, the Company considers a variety of factors including: (i) the extent to which the fair value is less than the amortized cost basis, (ii) adverse conditions specifically related to the issuer of a security, an industry or geographic area, (iii) the failure of the issuer of the security to make scheduled interest or principal payments and (iv) any changes to the rating of the security by a rating agency. Any portion of the loss attributable to credit-related components is recorded within the provision for credit losses in the consolidated statements of operations while any non-credit related components are reflected within accumulated other comprehensive loss on the consolidated balance sheets, net of applicable taxes. As of January 31, 2026 and 2025, there have been no securities with an unrealized loss position that the Company would have to sell before recovery of its amortized cost basis, and therefore, the Company has not bifurcated the impairment.

Fair Values Measurement

The Company considers the carrying amounts of financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and accrued expenses to approximate their fair values because of their relatively short maturities.

The Company measures certain financial assets at fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company evaluates these inputs and recognizes transfers between levels, if any, at the balance sheet date. The Company has not elected the fair value measurement option for assets not required to be measured at fair value on a recurring basis.

Accounts Receivable and Allowance

Accounts receivable are recorded at invoiced amounts, net of allowance for credit losses, if applicable, and are unsecured and do not bear interest.

The Company measures expected credit losses on accounts receivable using the current expected credit loss ("CECL") model. The allowance reflects lifetime expected credit losses on receivables. The Company pools receivables that share similar risk characteristics and estimates expected credit losses using a loss-rate method based on historical experience, current conditions, and reasonable and supportable forecasts. Receivables that do not share risk characteristics with a pool are evaluated individually. The allowance is reviewed at each reporting date and adjusted as necessary. Receivables are written off when collection efforts are exhausted and amounts are deemed uncollectible. Recoveries of amounts previously written off are recorded as a reduction of the allowance. Changes in the allowance are recognized in the provision for credit losses and reported in sales and marketing expense in the consolidated statements of operations.

Changes in the allowance for credit losses for the periods presented were as follows:

(in thousands)	Year Ended January 31,					
		2026		2025		2024
Allowance, beginning of period	$	8,059	$	5,267	$	3,156
Write-offs of uncollectible accounts, net		(2,889)		(8,837)		(3,109)
Provision for credit losses		2,271		11,629		5,220
Allowance, end of period	$	7,441	$	8,059	$	5,267

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the asset, which is generally two to three years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Depreciation and amortization begins when the asset is ready for its intended use. The cost of maintenance and repairs that do not improve or extend the lives of the respective assets is expensed as incurred.

The Company capitalizes qualifying internally-developed software costs incurred in connection with the Company's internal-use software platform. These capitalized costs are related to the cloud-based software platform that the Company hosts, which is accessed by its clients on a subscription basis. Costs are capitalized during the application development stage, provided that management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. Capitalized internal-use software costs are amortized on a straight-line basis over their estimated useful life, which is generally three years. Costs related to preliminary project activities and post-implementation operations activities, including training and maintenance, are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with business combinations accounted for using the purchase method of accounting. Goodwill is not amortized, but rather is tested for impairment annually and more frequently upon the occurrence of certain events. The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year, using November 1 carrying values, or whenever events or circumstances indicate that goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows.

In performing its impairment test, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than its carrying value. In performing the qualitative assessment, the Company reviews factors such as financial performance, macroeconomic conditions, industry and market considerations. If the Company elects this option and believes, as a result of the qualitative assessment, that it is more-likely-than-not that the carrying value of the reporting unit exceeds the fair value, the quantitative impairment test is required; otherwise, no further testing is required.

Alternatively, the Company may elect to bypass the qualitative assessment and perform the quantitative impairment test instead, or if the Company reasonably determines that it is more-likely-than-not that the fair value is less than the carrying value, the Company performs its annual, or interim, goodwill impairment test by comparing the fair value of the reporting unit with the carrying amount. The Company will recognize an impairment for the amount by which the carrying amount exceeds the reporting unit's fair value.

The Company did not record any goodwill impairment charges in the years ended January 31, 2026, 2025 or 2024.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property, equipment, capitalized internal-use software and other assets, including identifiable definite-lived intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter life.

Leases

The Company determines whether an arrangement contains a lease at inception and classifies leases at commencement as either operating or finance leases. As of January 31, 2026 and 2025, the Company did not have any finance leases.

Right-of-use ("ROU") assets and lease liabilities are recognized at the lease commencement date based on the present value of the fixed minimum lease payments over the lease term. The Company utilizes certain practical expedients and policy elections: (i) leases with an initial term of 12 months or less are not recognized on the balance sheet, (ii) lease components are not separated from non-lease components for any asset class and (iii) variable lease costs are expensed as incurred. The Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of future lease payments. The rate is an estimate of the collateralized borrowing rate the Company would incur on future lease payments over a similar term.

The Company leases facilities under non-cancelable operating lease agreements. Certain of the operating lease agreements contain rent concessions and rent escalations that are included in the present value calculation of minimum lease payments. The lease term begins on the date the Company obtains control of the underlying asset and may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. The Company's lease agreements do not contain residual value guarantees or restrictive covenants.

Concentration of Risk and Significant Customers

The Company has no significant off-balance sheet risks related to foreign currency exchange contracts, option contracts or other foreign currency hedging arrangements. The Company's financial instruments that are potentially subject to credit risk consist primarily of cash, cash equivalents and accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits generally exceed federally insured limits.

To manage credit risk related to accounts receivable, the Company maintains an allowance for credit losses, which is estimated on a pooled basis for receivables that share similar risk characteristics. The Company determines its allowance using a loss-rate method based on an aging schedule informed by historical loss experience, current conditions, and reasonable and supportable forecasts. Receivables that do not share similar risk characteristics are evaluated individually by considering customers' specific credit risk, macroeconomic trends and any other factors that could impact the collectability of receivables. The Company's accounts receivable at January 31, 2026 are derived from customers located primarily in North America and Europe.

No single customer accounted for more than 10% of total revenue during the years ended January 31, 2026, 2025 or 2024. In addition, no single customer accounted for more than 10% of total accounts receivable as of January 31, 2026 or 2025.

In addition, the Company relies upon third-party hosted infrastructure partners globally to serve customers and operate certain aspects of its services, such as environments for development testing, training, sales demonstrations, and production usage. Given this, any disruption of or interference at the Company's hosted infrastructure partners would impact the Company's operations and could adversely impact its business. The potential impact of the current conflicts in the Middle East on our business, operations, or financial results cannot be reasonably estimated at this time.

Revenue Recognition

For discussion of the Company's accounting policies related to revenue, see Note 3, *Revenue Recognition.*

Costs of Revenue

Costs of subscription revenue and professional services revenue are expensed as incurred.

Costs of subscription revenue consists primarily of expenses related to hosting the Company's software platform, including data center operations costs and personnel and related expenses directly associated with delivering the Company's cloud infrastructure, the costs of purchasing third-party data that are utilized in providing elements of the platform and costs to provide platform support to the Company's customers, including personnel and related expenses. These costs include salaries, benefits, bonuses and stock-based compensation, as well as allocated overhead.

Costs of professional services revenue consists primarily of personnel and related expenses directly associated with the Company's professional services organization. These costs include salaries, benefits, bonuses and stock-based compensation, as well as allocated overhead, together with the costs of subcontracted third-party professional services vendors.

Overhead associated with facilities and depreciation is allocated to costs of revenue based on the relative headcount in those departments.

Research and Development

Research and development expenses consist primarily of costs related to the maintenance, continued development and enhancement of the Company's cloud-based software platform and include personnel-related expenses and stock-based compensation for its research and development organization, professional fees, travel expenses and allocated overhead expenses, including facilities costs. Research and development expenses are expensed as incurred, except for internal-use software development costs that qualify for capitalization.

Advertising Costs

Advertising costs include costs incurred to promote the Company's subscription and professional services. These costs are expensed as incurred and were $2.8 million, $4.7 million and $4.1 million in the years ended January 31, 2026, 2025 and 2024, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation as an expense in the statements of operations based on the awards' grant date fair values.

Options

The Company estimates the fair value of service-based options granted using the Black-Scholes option pricing model. Stock options that include performance and market conditions are valued using a Monte-Carlo simulation model.

The Company determines the fair value of its common stock using the closing price, on the date of grant, of its Class A common stock, which is publicly traded on the New York Stock Exchange ("NYSE").

The fair value of stock-based payments is recognized as compensation expense, net of expected forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of stock-based payments for options that include performance and market conditions is recognized as compensation expense over the requisite service period as achievement of the performance objective becomes probable.

Restricted Stock Units ("RSUs")

The Company determines the fair value of RSUs using the grant date closing stock price of its Class A common stock, which is publicly traded on the NYSE. Stock-based compensation for RSUs is recognized on a straight-line basis over the requisite service period, which is generally the vesting period, net of expected forfeitures.

Performance-Based Stock Units ("PSUs")

The Company issues PSUs that vest upon the satisfaction of time-based service, performance-based and market conditions. For the units that vest upon the achievement of certain performance and market conditions, the Company estimates the grant date fair value using a Monte Carlo simulation.

Employee Stock Purchase Plan ("ESPP") Rights

The fair value of the share purchase rights under the Company's 2021 ESPP ("ESPP Rights") is measured based on the grant date fair value using the Black-Scholes option pricing model.

Refer to Note 11, *Stock-Based Compensation*, for additional information on stock-based awards, including options, RSUs, PSUs, and ESPP Rights.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

Management makes estimates, assumptions and judgments to determine the Company's provision for or benefit from income taxes, deferred tax assets and liabilities and any valuation allowances recorded against the Company's deferred tax assets. The Company also assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent that the Company believes that recovery is not more likely than not, the Company records a valuation allowance.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes — Improvements to Income Tax Disclosures* ("ASU 2023-09"), requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for the Company beginning with the annual period for fiscal year 2026. The Company adopted ASU 2023-09 in the annual period ended January 31, 2026 on a prospective basis, which resulted in additional disclosures related to the effective tax rate reconciliation and income taxes paid. Refer to Note 13, *Income Taxes*, for these disclosures.

Recently Issued Accounting Pronouncements Pending Adoption

In November 2024 and January 2025, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income— Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses* ("ASU 2024-03"), and ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses* ("ASU 2025-01"), respectively. These ASUs require new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 and ASU 2025-01 will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of these standards on its disclosures in the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"), introducing a practical expedient whereby, when developing reasonable and supportable forecasts as part of estimating expected credit losses, entities may elect to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for the Company's annual period beginning fiscal year 2027, on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact that ASU 2025-05 will have on its consolidated financial statements and disclosures therein.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"), removing all references to prescriptive and sequential software development stages throughout Subtopic 350-40 and requiring certain disclosures for capitalized internal-use software, regardless of how those costs are presented in the financial statements. ASU 2025-06 is effective for the Company's annual period beginning fiscal year 2029, on a prospective, modified transition or retrospective transition basis, and early adoption is permitted. The Company is currently evaluating the impact that ASU 2025-06 will have on its consolidated financial statements and disclosures therein.

3. Revenue Recognition

The Company generates revenue primarily from (i) subscription fees, which consist primarily of fees for accessing its proprietary Unified-CXM platform and related stand-ready services; and (ii) professional services fees, which include fixed-fee arrangements for implementation and managed services associated with the Unified-CXM Platform. For managed services, the Company's consultants work alongside customers' teams to support their CXM goals and include platform configuration, ongoing education and ad-hoc support.

Revenue is recognized when control of promised products and services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

Subscription revenue. Includes fees to access the Company's cloud-based platform and customer support services. The access and services represent stand-ready performance obligations that are satisfied over time. Revenue is recognized ratably over the contract term, beginning on the date the platform is made available to the customer.

The Company typically invoices customers annually in advance. Amounts billed for future periods are recorded as deferred revenue, while accounts receivable represents unconditional rights to consideration.

The Company evaluates whether a significant financing component exists when payment timing differs from performance. Under a practical expedient, the Company does not adjust the transaction price for a financing component when the period between customer payment and the transfer of services is one year or less.

Certain customer agreements include service level agreements for platform uptime and performance. Customers may be entitled to credits if service levels are not met. The Company has not incurred any material obligations under these commitments, and no liability was recorded as of January 31, 2026 or 2025. The potential impact of the current conflicts in the Middle East on our business, operations, or financial results cannot be reasonably estimated at this time.

Professional services revenue. Includes implementation and managed services fees that are either fixed-fee or time-and-materials arrangements. For fixed-fee arrangements, revenue is recognized over time, generally based on progress toward completion. For time-and-materials arrangements, revenue is recognized as services are performed. The majority of the Company's professional services arrangements are fixed-fee.

In certain managed services arrangements, the Company assists the customer with publishing advertisements on social media channels. As part of these arrangements, the Company is occasionally required to purchase advertising space from social media channels on behalf of its customers and invoice these amounts to the customer. Because the Company does not control the advertising inventory before it is transferred to the customer, the Company acts as an agent and recognizes revenue on a net basis, equal to its fee for services performed.

When a contract is modified, the Company evaluates the change to determine whether it should be accounted for as a separate contract, prospectively as part of the existing contract, or through a cumulative catch-up adjustment, depending on the nature of the modification.

Taxes collected from customers and remitted to governmental authorities, such as sales or value-added taxes, are excluded from revenue.

Contracts with Multiple Performance Obligations

The Company enters into arrangements that include multiple performance obligations, typically a combination of subscription and professional services. Additionally, the Company is often party to multiple concurrent contracts with a customer, or contracts through which a customer purchases a combination of services. These situations require judgment to determine whether the multiple promises are distinct performance obligations.

Once the Company has identified the performance obligations, it determines the transaction price and allocates it to each performance obligation on a relative standalone selling price ("SSP") basis. SSP represents the price at which the Company would sell the subscription or professional services separately to a customer. Determining SSP requires judgment and may consider factors such as contractually stated prices, the size of the arrangement, list prices and other observable inputs.

Costs to Obtain Customer Contracts

Incremental and recoverable costs to obtain customer contracts, including sales commissions and referral fees paid to third parties, are capitalized when they are expected to be recovered. These costs are amortized on a straight-line basis over the estimated period of benefit, which is determined based on factors such as contract duration, customer relationship trends, the technology lifecycle and other relevant factors. For new customers and upsells, the period of benefit is currently estimated to be five years, while for contract renewals, the period is based on the renewal contract's duration. Sales commissions paid for renewals are not commensurate with commissions paid on initial contracts given the substantive difference in commission rates relative to contract values. Amortization expense is recorded in sales and marketing expense within the consolidated statements of operations.

Capitalized costs to obtain customer contracts as of January 31, 2026 were $173.0 million, of which $63.1 million was included in prepaid expenses and other current assets and $109.9 million in other non-current assets. As of January 31, 2025, capitalized costs were $141.6 million, of which $39.4 million was included in prepaid expenses and other current assets and $102.2 million in other non-current assets.

During the years ended January 31, 2026, 2025 and 2024, the Company amortized costs to obtain customer contracts of $58.6 million, $47.7 million and $48.3 million, respectively.

Deferred Revenue

The Company invoices customers for subscriptions to its products in varying billing cycles, with the majority invoiced annually in advance of performance. Accounts receivable are recorded when the right to consideration becomes unconditional. Deferred revenue consists primarily of customer billings made in advance of the related performance obligations being satisfied.

The time between invoicing and when payment is due is not significant, and the Company generally does not provide financing arrangements to customers. Deferred revenue expected to be recognized as revenue within the succeeding 12-month period is classified as current, and the remaining amount is classified as non-current.

The Company recognized revenue of $401.9 million, $364.6 million and $322.1 million during the years ended January 31, 2026, 2025 and 2024, respectively, that was included in the deferred revenue balances at the beginning of the respective periods.

The Company receives payments from customers based on contractually established billing schedules. Contract assets represent revenue recognized in excess of amounts billed. As of January 31, 2026 and 2025, contract assets were $10.6 million and $1.9 million, respectively, and were included in prepaid expenses and other current assets.

Remaining Performance Obligation

Remaining performance obligation ("RPO") represents contracted revenue that has not yet been recognized and includes both deferred revenue and amounts that will be invoiced and recognized in future periods. As of January 31, 2026, the Company's RPO was $986.5 million, of which $618.8 million is expected to be recognized as revenue over the next 12 months, with the remaining balance to be recognized thereafter. As of January 31, 2025, RPO was $987.7 million, of which $612.5 million was expected to be recognized as revenue over the next 12 months.

Disaggregation of Revenues

The Company disaggregates revenue by geographic region, as it believes this presentation best reflects how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors. Refer to Note 15, *Segment and Geographic Information*, for revenue by geographic location.

4. Marketable Securities

The following is a summary of available-for-sale marketable securities, excluding those securities classified within cash and cash equivalents on the consolidated balance sheets:

	January 31, 2026			
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate bonds	$ 129,930	$ 60	$ (16)	$ 129,974
Municipal bonds	17,854	3	(2)	17,855
U.S. government and agency securities	115,473	14	(33)	115,454
Certificates of deposit	29,391	19	(1)	29,409
Commercial paper	46,838	11	(4)	46,845
Marketable securities	$ 339,486	$ 107	$ (56)	$ 339,537

	January 31, 2025			
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate bonds	$ 106,632	$ 48	$ (26)	$ 106,654
Municipal bonds	12,752	—	(7)	12,745
U.S. government and agency securities	120,032	28	(52)	120,008
Certificates of deposit	34,584	27	—	34,611
Commercial paper	64,180	16	(25)	64,171
Marketable securities	$ 338,180	$ 119	$ (110)	$ 338,189

As of January 31, 2026 and 2025, the maturities of available-for-sale marketable securities did not exceed 12 months. Interest income from cash and cash equivalents and marketable securities was $20.2 million, $26.0 million, and $30.2 million for the years ended January 31, 2026, 2025, and 2024, respectively.

There were 27 and 40 debt securities in an unrealized loss position as of January 31, 2026 and 2025, respectively. The estimated fair value of these debt securities, for which an allowance for credit losses was not recorded, was $125.7 million and $140.0 million as of January 31, 2026 and 2025, respectively. There were no expected credit losses recorded against the Company's investment securities as of January 31, 2026 and 2025.

As of January 31, 2026 and 2025, for fixed income securities that were in unrealized loss positions, the Company has determined that (i) it does not have the intent to sell any of these investments and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, as of January 31, 2026, the Company anticipates that it will recover the entire amortized cost basis of such fixed income securities before maturity.

Unrealized losses on the Company's debt securities are not considered to be credit-related based upon an analysis that considered the extent to which the fair value is less than the amortized basis of a security, adverse conditions specifically related to the security, changes to credit rating of the instrument subsequent to Company purchase and the strength of the underlying collateral, if any.

Refer to Note 5, *Fair Value Measurements,* for addition information about the fair value of the Company's short-term marketable securities.

5. Fair Value Measurements

The following tables present information about the Company's financial assets that have been measured at fair value on a recurring basis as of January 31, 2026 and 2025, and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

(in thousands)	January 31, 2026			January 31, 2025		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets:						
Cash equivalents:						
Money market funds	$ 11,095	$ —	$ 11,095	$ 57,158	$ —	$ 57,158
Commercial paper	—	2,499	2,499	—	—	—
Certificates of deposit	—	520	520	—	—	—
Marketable securities:						
Corporate bonds	—	129,974	129,974	—	106,654	106,654
Municipal bonds	—	17,855	17,855	—	12,745	12,745
U.S. government and agency securities	—	115,454	115,454	—	120,008	120,008
Certificates of deposit	—	29,409	29,409	—	34,611	34,611
Commercial paper	—	46,845	46,845	—	64,171	64,171
Total financial assets	$ 11,095	$ 342,556	$ 353,651	$ 57,158	$ 338,189	$ 395,347

The Company classifies its highly liquid money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its commercial paper, corporate and municipal debt securities, U.S. government and agency securities and certificates of deposit within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security, which may not be actively traded.

The Company's primary objective when investing excess cash is preservation of capital, hence the Company's marketable securities consist primarily of U.S. government and agency securities, high credit quality corporate debt securities and commercial paper. The Company has classified and accounted for its marketable securities as available-for-sale securities, as it may sell these securities at any time for use in the Company's current operations or for other purposes, even prior to maturity.

The Company regularly reviews changes in the credit ratings of its debt securities and monitors relevant economic conditions to assess the risk of expected credit losses. As discussed in Note 4, *Marketable Securities*, as of January 31, 2026 and 2025, the maturities of available-for-sale marketable securities did not exceed 12 months; therefore, no securities were in an unrealized loss position for more than 12 months. The Company has not recorded any impairments in the periods presented.

6. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	January 31,	
(in thousands)	2026	2025
Capitalized commissions costs, current portion	$ 63,136	$ 39,353
Contract assets	10,580	1,860
Prepaid software costs	9,203	10,251
Prepaid hosting and data costs	2,504	20,761
Other	21,970	12,757
Prepaid expenses and other current assets	$ 107,393	$ 84,982

Property and Equipment, Net

Property and equipment, net consisted of the following:

	January 31,	
(in thousands)	2026	2025
Computer equipment	$ 18,330	$ 18,734
Office furniture and other	6,900	6,438
Leasehold improvements	10,516	10,256
Less accumulated depreciation and amortization	(27,612)	(24,788)
Total fixed assets, net	8,134	10,640
Capitalized internal-use software	82,406	63,695
Less accumulated amortization	(57,086)	(42,744)
Total capitalized internal-use software, net	25,320	20,951
Property and equipment, net	$ 33,454	$ 31,591

Depreciation and amortization expense consisted of the following:

	Year Ended January 31,		
(in thousands)	2026	2025	2024
Depreciation and amortization expense	$ 4,722	$ 6,000	$ 5,961
Amortization expense for capitalized internal-use software	$ 14,342	$ 12,679	$ 9,505

The Company capitalized internal-use software costs, including stock-based compensation, of $18.7 million, $15.2 million and $14.2 million, for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	January 31,			
(in thousands)	2026		2025	
Accrued compensation and benefits[1]	$	62,729	$	52,006
Accrued taxes payable		18,186		17,724
Other		10,623		9,555
Accrued expenses and other current liabilities	$	91,538	$	79,285

[1] Includes $0.8 million and $1.0 million of accrued employee contributions under the Company's 2021 ESPP as of January 31, 2026 and 2025, respectively. Refer to Note 11, *Stock-Based Compensation*, for further discussion of the Company's ESPP.

7. Goodwill

The changes in the carrying amount of goodwill for the periods presented were as follows:

	Year Ended January 31,			
(in thousands)	2026		2025	
Balance, beginning of period	$	49,957	$	50,027
Effect of exchange rates		(75)		(70)
Balance, end of period	$	49,882	$	49,957

On an annual basis, the Company performs a goodwill impairment analysis. As discussed in Note 2, *Basis of Presentation and Summary of Significant Accounting Policies*, there was no impairment in the periods presented.

8. Leases

The Company has leases for corporate offices under non-cancelable operating leases with various expiration dates. The Company did not have any finance leases during the years ended January 31, 2026 and 2025.

On August 2, 2023, the Company entered into a 10-year operating lease agreement for a new corporate headquarters located in New York, New York. The Company has the option to extend the term for 60 months, which is not included in its operating lease ROU assets and lease liabilities, as the lease renewal is not reasonably certain to be exercised. The lease commenced on April 29, 2024, and payments began in December 2024.

The components of lease expense were as follows:

	Year Ended January 31,					
(in thousands)	2026		2025		2024	
Operating lease cost	$	12,186	$	12,396	$	11,086
Variable lease cost		1,385		1,307		1,270
Short-term lease cost		380		493		714
Total lease cost	$	13,951	$	14,196	$	13,070

The weighted-average remaining lease terms and discount rates were as follows:

	January 31,	
	2026	2025
Weighted-average remaining lease term (in years)	6.46	7.16
Weighted-average discount rate	8.41 %	8.70 %

The maturities of lease liabilities under non-cancelable operating leases, net of lease incentives were as follows:

(in thousands)

Fiscal year ended January 31,		
2027	$	11,976
2028		10,081
2029		8,298
2030		6,880
2031		6,345
Thereafter		17,829
Total minimum lease payments		61,409
Less: imputed interest		(14,677)
Total	$	46,732

9. Commitments and Contingencies

Contractual Obligations and Commitments

The Company has non-cancelable minimum guaranteed purchase commitments for various data, hosting and software services as of January 31, 2026 as follows:

(in thousands)

Fiscal year ended January 31,		
2027	$	70,948
2028		42,834
2029		3,372
Total	$	117,154

Cash Collateral Agreements

In April 2023, the Company entered into cash collateral agreements with Silicon Valley Bank, a division of First Citizens Bank, in lieu of a letter of credit facility, which are associated with certain leases. Approximately $1.1 million and $1.3 million is outstanding on these cash collateral agreements as of January 31, 2026 and 2025, respectively, which the Company has classified as restricted cash. As of both January 31, 2026 and 2025, $0.7 million of this restricted cash is recorded within prepaid expenses and other current assets on the consolidated balance sheets. As of January 31, 2026 and 2025, $0.4 million and $0.6 million, respectively, of this restricted cash is recorded within other non-current assets on the consolidated balance sheets.

Starting in 2023, the Company has entered into cash collateral agreements with J.P. Morgan Bank in lieu of a letter of credit facility, through which approximately $7.4 million and $6.9 million is outstanding as of January 31, 2026 and 2025, respectively. As of January 31, 2026 and 2025, $1.4 million and $1.0 million, respectively, of this restricted cash is recorded within prepaid expenses and other current assets. As of January 31, 2026 and 2025, $6.0 million and $5.9 million of this restricted cash is recorded within other non-current assets.

Warranties

The Company's cloud-based software platform is generally warranted to perform materially in accordance with the Company's online documentation and the terms of the agreement with a customer, under normal use and circumstances. Additionally, the Company's contracts generally include provisions for indemnifying customers against liabilities if use of its software platform infringes a third party's intellectual property rights, and the Company may also incur liabilities if it breaches the security, privacy and/or confidentiality obligations in its contracts. To date, the Company has not incurred any material costs, and it has not accrued any liabilities as of January 31, 2026 or 2025 as a result of these obligations.

Certain of the Company's contracts contain force majeure provisions, which may relieve the Company or its counterparties from performance obligations in the event of circumstances beyond their reasonable control, such as natural disasters, acts of war, terrorism, or other significant disruptions. The existence of these clauses may limit the Company's liability or obligations under such contracts in the event of force majeure events.

SPRINKLR, INC.

Notes to Consolidated Financial Statements

Legal Matters

From time to time, the Company, various subsidiaries, and certain current and former officers and directors may be named as defendants in various lawsuits, claims, investigations and proceedings arising from the normal course of business. The Company also may become involved with contract issues and disputes with customers. With respect to litigation in general, based on the Company's experience, management believes that the amount of damages claimed in a case are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of cases.

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In management's opinion, resolution of all current matters is not expected to have a material adverse impact on the Company's consolidated results of operations, cash flows or financial position. However, if an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations for that period. At January 31, 2026, the Company had no provision for liability related to the litigation discussed below.

On August 13, 2024, a putative securities class action (the "Securities Action") was filed in the U.S. District Court for the Southern District of New York, captioned *Boshart v. Sprinklr, Inc., et al.,* Case No. 1:24-cv-06132, naming the Company and certain of its officers as defendants. On November 22, 2024, the Court appointed a lead plaintiff for the putative class and changed the case title to *In re Sprinklr, Inc. Securities Litigation*. On January 24, 2025, the lead plaintiff filed an amended complaint asserting claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, on behalf of a putative class comprised of those who purchased or otherwise acquired the Company's securities between March 29, 2023 and June 5, 2024 (the "Class Period"). The amended complaint alleges that the defendants misled investors during the putative Class Period, including by failing to disclose risks associated with Sprinklr Service, one of its product suites, and that the Company was focusing resources on Sprinklr Service rather than other product suites, and primarily seeks compensatory damages for all affected members of the putative class. On March 17, 2025, the defendants moved to dismiss the amended complaint. Briefing on the motion to dismiss was completed on June 2, 2025, and the motion is currently pending before the Court. The Company intends to vigorously defend against this lawsuit. Given the nature of the case, including that the proceedings are in their early stages, the Company is unable to predict the ultimate outcome of the case or estimate the range of potential loss, if any.

On March 18, 2025, a stockholder derivative action was filed in the U.S. District Court for the Southern District of New York, captioned *Coffey v. Thomas, et al.*, Case No. 1:25-cv-02242 (the *"Coffey* Action"). On March 26, 2025, a second stockholder derivative action was filed in the U.S. District Court for the Southern District of New York, captioned *Figurella v. Thomas, et al.*, Case No. 1:25-cv-02513 (the "*Figurella* Action"), asserting claims substantially similar to those alleged in the *Coffey* Action. On April 29, 2025, the *Coffey* Action was voluntarily dismissed. On April 30, 2025, a third stockholder derivative action was filed in the U.S. District Court for the Southern District of New York, captioned *Newman v. Thomas, et al.*, Case No. 1:25-cv-03591 (the "*Newman* Action"), asserting claims substantially similar to those alleged in the *Coffey* Action and *Figurella* Action. On May 2, 2025, the Court consolidated the *Figurella* Action and *Newman* Action under the caption *In re Sprinklr, Inc. Derivative Litigation*, Case No. 1:25-cv-02513, appointed co-lead counsel for plaintiffs, and ordered the parties to submit a proposal regarding further proceedings by July 1, 2025. On June 20, 2025, the Court entered an order granting the parties' stipulation to stay the derivative action pending either (i) the dismissal of the Securities Action, (ii) the filing of defendants' answer in the Securities Action, or (iii) in the event the parties no longer consent to the stay. The derivative complaints name the Company as a nominal defendant and purport to bring claims on behalf of the Company against certain of the Company's current and former directors and officers for alleged violations of the federal securities laws and breaches of their fiduciary duties, among other claims, in relation to substantially the same factual allegations as those made in the Securities Action. The derivative complaints primarily seek to recover for the Company compensatory damages, restitution and equitable relief in the form of certain corporate governance reforms.

Other Contractual Commitments

The Company also has agreements in place related to its operating leases that impact its cash requirements. See Note 8, *Leases*, for additional information.

10. Stockholders' Equity

Common Stock and Undesignated Preferred Stock

The Company has authorized 2,000,000,000 shares of Class A common stock with a par value of $0.00003 per share and 310,000,000 shares of Class B common stock with a par value of $0.00003 per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. The holders of Class A common stock and Class B common stock are entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the Company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Common Stock Warrants

In fiscal year 2021, the Company issued warrants allowing the holders to purchase up to 2.5 million shares of common stock for $10.00 per share. The warrants expired on October 7, 2025 and, as such, there were no warrants outstanding as of January 31, 2026. As of January 31, 2025, there were warrants to purchase up to 2.5 million shares of common stock outstanding.

Share Repurchase Programs

On January 4, 2024, the Company announced that its board of directors (the "Board") authorized and approved a share repurchase plan (the "2024 Share Repurchase Program"), which authorized the Company to periodically repurchase up to $100 million of its Class A common stock through December 31, 2024. On March 26, 2024 and June 3, 2024, the Board approved an additional $100 million of repurchases on each date under the 2024 Share Repurchase Program, bringing the total amount authorized for purchase under the 2024 Share Repurchase Program to $300 million. During the second quarter of fiscal year 2025, the Company completed the full repurchase authorization of $300 million under the 2024 Share Repurchase Program.

On June 4, 2025, the Company announced the Board had authorized and approved a share repurchase plan (the "2025 Share Repurchase Program"), which authorized the Company to periodically repurchase up to $150 million of its Class A common stock through June 30, 2026. During the third quarter of fiscal year 2026, the Company completed the full repurchase authorization of $150 million under the 2025 Share Repurchase Program.

On March 11, 2026, the Company announced the Board had authorized and approved a share repurchase plan (the "2026 Share Repurchase Program"), which authorized the Company to periodically repurchase up to $200 million of its Class A common stock through March 15, 2027. On March 13, 2026, the Company entered into an accelerated share repurchase transaction for $125 million under the 2026 Share Repurchase Program, with the remaining authorization to be utilized at the Company's discretion over the next year, subject to market conditions and other factors. Repurchases under the program are expected to be funded using cash on hand, cash equivalents, and marketable securities.

All of the Company's repurchases are subject to a one percent excise tax enacted by the Inflation Reduction Act of 2022 (the "IRA"). The excise tax is calculated based on the net number of shares repurchased during the year, equal to shares repurchased less any shares issued as a result of option exercises, RSU vests or ESPP purchases. Excise taxes are recorded as an adjustment to accumulated deficit in the Company's statement of stockholders' equity. All of the shares repurchased or to be repurchased under the repurchase plans described above have been or will be returned to the Company's authorized but unissued share reserve.

Details of the Company's repurchases are as follows:

	Year Ended January 31,		
	2026	**2025**	**2024**
Class A common stock repurchased (number of shares)	17,616,548	25,460,052	2,400,338
Aggregate repurchase cost, including commissions (in thousands)	$ 150,354	$ 270,978	$ 29,579
Excise tax (in thousands)	$ 796	$ 1,909	$ —

11. Stock-Based Compensation

Equity Incentive Plans

The Sprinklr, Inc. 2011 Equity Incentive Plan (the "2011 Plan") provided certain equity grants to the Company's employees, directors, consultants and service providers. The 2011 Plan was terminated as to future awards in June 2021 when the Sprinklr, Inc. 2021 Equity Incentive Plan (the "2021 Plan") became effective, although it continues to govern the terms of any equity grants that remain outstanding under the 2011 Plan.

Initially, the maximum number of shares of the Company's Class A common stock that could be issued under the 2021 Plan was 80,401,680 shares, which included (i) 25,480,000 new shares of Class A common stock and (ii) shares subject to outstanding awards granted under the 2011 Plan that expire, terminate, are not issued or are otherwise reacquired by the Company under certain circumstances. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase each January 1, beginning on January 1, 2022 and ending on (and including) January 1, 2031, by an amount equal to 5% of the number of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the Board. As of January 31, 2026, there were 30,694,959 shares available for grant under the 2021 Plan.

The 2021 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, RSUs, PSUs and other forms of awards to employees, directors and consultants, including employees and consultants of the Company's affiliates, as permitted by law. Stock options and RSUs generally vest over a service period of four years, and stock options have a contractual term of 10 years. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. For executive employees, the forfeiture rate is zero, and for non-executive employees, the estimated forfeiture rate assumes that the likelihood that an award will be forfeited decreases through the passage of time.

Summary of PSU Activity

A summary of the Company's PSU activity for the year ended January 31, 2026 is as follows:

	Number of PSUs		Weighted Average Grant Date Fair Value
	(in thousands)		
Outstanding as of January 31, 2025	2,918	$	8.31
Granted	1,391		11.65
Cancelled/forfeited[(1)]	(1,262)		5.24
Outstanding as of January 31, 2026	3,047	$	11.11

[(1)] Includes 660,000 PSUs that were forfeited as the associated market conditions (discussed below) were not achieved.

In January 2021, the Company granted 3,100,000 PSUs to certain executives that vest over a five-year period if certain performance and market conditions are met ("2021 PSUs"). Each 2021 PSU is equal to and paid in one share of Class B common stock. The performance condition was met on June 22, 2021, the effective date of the Company's registration statement, filed in connection with its initial public offering ("IPO"). The market condition required that, following the IPO, the volume weighted-average trading price of the Company's Class A common stock equal or exceed predetermined threshold prices ranging from $30 to $100 for 45 consecutive trading days. On January 28, 2026, the five-year anniversary of the grant date, the market condition had not been met. Accordingly, the awards did not vest and were cancelled. Upon effectiveness of the Company's registration statement on June 22, 2021, the Company recognized cumulative stock-based compensation expense for the 2021 PSUs based on the proportion of the requisite service period completed since the grant date. The remaining stock-based compensation expense was recognized over the subsequent remaining requisite service period. As of January 31, 2026, no 2021 PSUs were outstanding.

From November 2024 through January 2026, the Company granted 3,528,649 PSUs to its executives (the "2024 and 2025 PSUs"). Seventy-five percent of the 2024 and 2025 PSUs are associated with a market condition relating to total shareholder return ("Market Condition PSUs"), and twenty-five percent are associated with a performance condition based on the achievement of an internal metric calculated from revenue and non-GAAP operating income growth over an approximately three-year period ("Performance Condition PSUs"). Each of the Market Condition PSUs and Performance Condition PSUs will vest between zero and 200% depending on the achievement level of the respective market and performance conditions. If the market or performance conditions are not met by their respective achievement dates in fiscal year 2028, the associated awards will not vest and will be cancelled. In addition to the market and performance conditions discussed above, an extended service condition was included with certain PSUs granted in November 2025. Upon reaching the market and performance condition achievement dates in fiscal year 2028 discussed above, these PSUs require the employees to remain employed through December 2028 for the shares to vest.

As of January 31, 2026, it was deemed probable that the performance conditions associated with the 2024 and 2025 PSUs will be met by their respective achievement dates, such that 100% of the 2024 and 2025 PSUs will vest. As of January 31, 2026, the Company had 3,046,493 2024 and 2025 PSUs outstanding.

To determine the grant date fair value of Market Condition PSUs, the Company utilizes a Monte Carlo simulation. The inputs included in the valuations were as follows:

	Year Ended January 31,	
	2026	**2025**
Volatility	47.8% - 50.8%	53.7%
Risk-free rate	3.59% - 4.22%	4.13%
Fair value of common stock at grant date	$7.28 - $9.14	$8.21
Dividend yield	—%	—%
Expected term	2.21 - 2.88 years	2.94 years
Fair value valuation	$10.36 - $14.84	$11.82

Former Chief Executive Officer Stock Option Agreement

In 2019, the Company granted stock options to purchase 9,274,528 shares of common stock to its then Chief Executive Officer, issued in four tranches with service-, performance-, and market-based conditions. Tranche 1 (service-based) vested in full by March 2022, tranche 2 vested in June 2021 upon the effectiveness of the Company's registration statement, and tranche 3 vested in August 2021 upon the satisfaction of specified market conditions. Tranche 4 did not meet its market condition by the required date and was cancelled in May 2023. As of January 31, 2026, 6,955,896 options were fully vested and remain outstanding under this award. The award did not result in any additional vesting during the periods presented, and related stock-based compensation expense was recognized in the periods in which the respective vesting conditions were satisfied.

Summary of Stock Option Activity

A summary of the Company's stock option activity for the year ended January 31, 2026 was as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		*(in years)*	*(in thousands)*
Outstanding as of January 31, 2025	18,572	$ 6.60	4.7	$ 56,997
Exercised	(3,340)	$ 4.58		
Forfeited	(1,308)	$ 10.85		
Expired	(6)	$ 1.79		
Outstanding as of January 31, 2026	13,918	$ 6.68	4.1	$ 18,069
Exercisable as of January 31, 2026	13,477	$ 6.48	4.0	$ 18,069
Vested and expected to vest as of January 31, 2026	13,918	$ 6.68	4.1	$ 18,069

	Year Ended January 31,		
(in thousands)	2026	2025	2024
Intrinsic value of options exercised	$ 12,544	$ 19,423	$ 58,565
Estimated grant date fair value of options vested in the period	$ 4,325	$ 12,601	$ 12,954

There were no options granted during the years ended January 31, 2026 and 2025. The weighted-average grant date fair value of options granted in the year ended January 31, 2024 was $7.56.

Determining Fair Value of Stock Options

The fair value of each option grant with service and performance conditions is estimated on the date of grant using the Black-Scholes option valuation model. The following assumptions were used to estimate the fair value of options granted to employees:

	Year Ended January 31,		
	2026	2025	2024
Expected term (in years)	(a)	(a)	6.1
Risk-free interest rate	(a)	(a)	3.5%
Expected volatility	(a)	(a)	60%
Expected dividend yield	(a)	(a)	—%
Fair value of common stock	(a)	(a)	$12.85

(a) In fiscal years ended January 31, 2026 and 2025, no stock options were granted.

The assumptions were based on the following for each of the periods presented:

Expected term—The expected term represents the period that the Company's stock-based awards were expected to be outstanding. As all of the Company's option grants were considered to be "plain vanilla," the Company determined the expected term using the simplified method. The simplified method calculates the expected term as the average of the time-to-vesting and contractual terms of the stock-based award.

Risk-free interest rate—The risk-free interest rate was based on U.S. Treasury zero coupon issues with remaining terms similar to the expected term on the options.

Expected volatility—Because the Company had limited trading history by which to determine the volatility of its own common stock price, the expected volatility used was derived from the historical stock volatilities of a representative industry peer group of comparable publicly listed companies over a period approximately equal to the expected term of the options.

Expected dividend rate—The Company has never declared or paid any cash dividends and did not anticipate paying cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Fair value of common stock –The Company determined the fair value using the closing price, on the grant date, of the Company's Class A common stock, which is publicly traded on the NYSE.

Summary of RSU Activity

A summary of the Company's RSU activity for the year ended January 31, 2026 is as follows:

(in thousands, except per share data)	Number of RSUs		Weighted Average Grant Date Fair Value
Outstanding as of January 31, 2025	14,750	$	10.46
Granted	15,076	$	8.60
Released	(6,788)	$	10.40
Cancelled/forfeited	(6,419)	$	10.03
Outstanding as of January 31, 2026	16,619	$	8.97

	Year Ended January 31,		
(in thousands)	2026	2025	2024
Fair value of RSUs released	$ 54,283	$ 34,949	$ 41,987

In January 2021, the Company granted 300,000 RSUs with a performance condition. These RSUs were scheduled to vest over a five-year period, with 20% vesting after one year and the remainder vesting in equal quarterly installments over the succeeding four years, contingent on meeting a certain performance condition. The performance condition was satisfied in June 2021, at which time the Company began recognizing stock-based compensation expense for the award. Expense was recognized over the requisite service period completed since the grant date. The remaining stock-based compensation expense was recognized over the subsequent remaining requisite service period.

In November 2024, the Company granted its new Chief Executive Officer 2,137,500 RSUs. 1,425,000 of these RSUs vest over three years, with one-third of the total shares vesting after a one year cliff, and the remainder vesting quarterly thereafter. The remaining 712,500 RSUs vest over four years, with one-fourth of the total shares vesting after a one year cliff, and the remainder vesting quarterly thereafter.

Employee Stock Purchase Plan

In June 2021, the Company's ESPP became effective. The ESPP initially reserved up to 5,100,000 shares of the Company's Class A common stock to certain eligible employees or, as designated by the Board. The number of shares reserved for issuance under the ESPP automatically increases each January 1, beginning on January 1, 2022 and ending on (and including) January 1, 2031, by an amount equal to the lesser of (i) 1% of the outstanding number of shares of Class A and Class B common stock on the immediately preceding December 31 and (ii) 15,300,000, or such lesser number of shares as determined by the Board. The ESPP is intended to qualify as an 'employee stock purchase plan' under Section 423 of the Internal Revenue Code ("Code") and also contains the necessary rights to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws. The Company had 5,958,624 shares reserved for future issuance as of January 31, 2026.

Under the ESPP, employees may purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market value of the Class A common stock on (i) the first trading day of each offering period and (ii) the last trading day of each related offering period. The ESPP provides for consecutive offering periods that will typically have a duration of approximately 12 months in length and is comprised of two purchase periods of approximately six months in length. The offering periods are scheduled to start on the first trading day on or after June 15 and December 15 of each year, subject to a reset provision.

If the fair market value of the Company's stock on the offering date is higher than the fair market value of the Company's stock on the last day of any applicable purchase period, participants will be withdrawn from the ongoing offering period and automatically be enrolled in the subsequent offering period, resulting in modification accounting. Total incremental expense as a result of modifications was $0.2 million, $1.7 million and $0.2 million for fiscal years 2026, 2025 and 2024, respectively, which will be recognized over the relevant offering periods.

ESPP employee payroll contributions accrued as of January 31, 2026 and 2025 totaled $0.8 million and $1.0 million, respectively, and are included within accrued expenses and other current liabilities in the consolidated balance sheets. Employee payroll contributions ultimately used to purchase shares are reclassified to stockholders' equity on the purchase date. The Company recorded stock-based compensation expense of $2.0 million, $3.0 million and $3.7 million during the years ended January 31, 2026, 2025 and 2024, respectively, in connection with the ESPP.

The fair value of ESPP Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31,		
	2026	**2025**	**2024**
Expected term (in years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Risk-free interest rate	3.5% - 4.3%	4.2% - 5.3%	4.9% - 5.3%
Expected volatility	34.4% - 46.4%	39.5% - 54.3%	49.4% - 67.4%
Expected dividend yield	—%	—%	—%
Fair value of common stock	$7.85 - $8.21	$8.82 - $9.42	$11.48 - $14.58

Stock-Based Compensation Expense

Stock-based compensation expense included in operating results was allocated as follows:

	Year Ended January 31,					
(in thousands)	**2026**		**2025**		**2024**	
Costs of subscription	$	1,127	$	1,323	$	1,130
Costs of professional services		2,936		1,387		1,450
Research and development		16,843		11,404		11,566
Sales and marketing		24,536		21,331		24,477
General and administrative		38,126		24,072		17,134
Restructuring		866		—		—
Stock-based compensation, net of amounts capitalized		84,434		59,517		55,757
Capitalized stock-based compensation		2,800		2,538		2,473
Total stock-based compensation	$	87,234	$	62,055	$	58,230

	Year Ended January 31,					
(in thousands)	**2026**		**2025**		**2024**	
Equity classified awards	$	87,151	$	61,055	$	57,230
Other awards[1]		83		1,000		1,000
Total stock-based compensation	$	87,234	$	62,055	$	58,230

	Year Ended January 31,					
(in thousands)	**2026**		**2025**		**2024**	
Stock options	$	3,922	$	9,745	$	15,125
PSUs		10,567		1,617		(296)
RSUs		70,621		46,683		38,684
ESPP Rights		2,041		3,010		3,717
Total stock-based compensation	$	87,151	$	61,055	$	57,230

[1] Non-employee grant recorded over five years, representing the same period and in the same manner as if the grantor had paid cash for the services instead of paying with or using the share-based payment award.

As of January 31, 2026, total unrecognized compensation cost related to unvested awards not yet recognized under all equity compensation plans, was as follows:

(in thousands)	January 31, 2026		
	Unrecognized Expense		Weighted Average Expense Recognition Period (in years)
Stock options	$	3,204	1.1
PSUs	$	22,012	2.0
RSUs	$	91,883	2.4
ESPP Rights	$	1,649	0.5

12. Net Income Per Share

The Company has two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis to each class of common stock and the resulting basic and diluted net income per share attributable to common stockholders are, therefore, the same for both Class A and Class B common stock on both an individual and combined basis.

Basic net income per share is computed by dividing net income attributable to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted net income per share is calculated by giving effect to all potential dilutive common stock equivalents, which includes stock options, RSUs, PSUs and other awards.

The following table sets forth the computation of basic and diluted net income per share:

(in thousands, except per share data)	Year Ended January 31,					
	2026		2025		2024	
Net income per share – basic:						
Numerator:						
Net income	$	22,905	$	121,609	$	51,403
Denominator:						
Weighted-average shares outstanding used in computing net income per share, basic		250,834		260,241		269,974
Net income per common share, basic	$	0.09	$	0.47	$	0.19
Net income per share – diluted:						
Numerator:						
Net income	$	22,905	$	121,609	$	51,403
Denominator:						
Weighted-average shares outstanding used in computing net income per share, basic		250,834		260,241		269,974
Weighted-average effect of diluted securities:						
Stock options		4,697		7,563		11,749
PSUs		1,014		244		—
RSUs		1,420		6,725		4,783
Common stock warrants		—		—		587
Weighted-average shares outstanding used in computing net income per share, diluted		257,965		274,773		287,093
Net income per common share, diluted	$	0.09	$	0.44	$	0.18

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended January 31,		
(in thousands)	**2026**	**2025**	**2024**
Stock options	4,272	4,870	2,595
PSUs	762	1,314	780
RSUs	7,109	2,872	415
ESPP Rights	140	100	91
Warrants to purchase common stock	—	39	—
Total shares excluded from net income per share	12,283	9,195	3,881

13. Income Taxes

The domestic and foreign components of the income before provision (benefit) for income taxes was as follows:

	Year Ended January 31,		
(in thousands)	**2026**	**2025**	**2024**
Domestic	$ 30,921	$ 18,464	$ 32,033
Foreign	35,868	29,828	28,489
Total	$ 66,789	$ 48,292	$ 60,522

The provision (benefit) for income taxes consisted of the following:

	Year Ended January 31,		
(in thousands)	**2026**	**2025**	**2024**
Current tax provision:			
State	$ 328	$ 1,834	$ 207
Foreign	23,325	12,875	11,788
Total current tax provision	23,653	14,709	11,995
Deferred tax provision (benefit):			
Federal	17,522	(69,072)	94
State	3,290	(17,795)	108
Foreign	(581)	(1,159)	(3,078)
Total deferred tax provision (benefit)	20,231	(88,026)	(2,876)
Total provision (benefit) for income taxes	$ 43,884	$ (73,317)	$ 9,119

After adoption of ASU 2023-09, a reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate ("ETR") for the year ended January 31, 2026 was as follows:

(in thousands)	Income Tax Provision	ETR
U.S. federal statutory rate	$ 14,026	21.0 %
U.S. state and local income taxes, net of U.S. federal income tax effect[1]	3,464	5.2
Foreign tax effects		
India		
Changes in methods of accounting	889	1.3
Withholding taxes	810	1.2
Statutory income tax rate differential	722	1.1
Kingdom of Saudi Arabia - withholding taxes	1,936	2.9
Brazil - withholding taxes	1,725	2.6
Other foreign jurisdictions	1,125	1.7
Effect of cross-border tax laws - impact of disregarded entity elections	3,627	5.4
Nontaxable and nondeductible items		
Excess tax deficiencies on share-based compensation	5,056	7.6
Non-deductible officer's compensation	2,696	4.0
Other	836	1.3
Changes in unrecognized tax benefits	6,972	10.4
Total	$ 43,884	65.7 %

[1] The four largest state and local jurisdictions consist of California, New York, New York City and Illinois.

Before the adoption of ASU 2023-09, a reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate was as follows:

	Year Ended January 31,	
	2025	2024
U.S. federal statutory rate	21.0 %	21.0 %
Effect of:		
U.S. state taxes, net of U.S. federal benefit	2.6	2.4
Foreign taxes in excess of the U.S. rate differential	1.4	1.6
Foreign withholding taxes	6.3	6.1
Non-deductible expenses	4.2	0.3
Non-deductible officer's compensation	7.9	16.3
Changes in valuation allowance	(199.5)	(31.3)
Excess tax benefits related to share-based compensation	(4.1)	(3.6)
Global Intangible Low Taxed Income (GILTI) inclusion	—	0.3
Impact of disregarded entity elections	7.0	—
Other	1.4	2.0
Effective tax rate	(151.8)%	15.1 %

A reconciliation of the income taxes paid by the Company for the year ended January 31, 2026 were as follows:

(in thousands)		
U.S. state and local	$	3,868
Foreign		
Brazil		7,888
India		5,410
Kingdom of Saudi Arabia		2,450
Other		5,164
Total	$	24,780

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows:

	January 31,			
(in thousands)		**2026**		**2025**
Deferred tax assets:				
Net operating loss carryforward	$	82,268	$	90,177
Accrued compensation		1,905		6,911
Accrued commissions		3,268		4,847
Fixed assets and intangible assets		5,714		3,486
Allowance for credit losses		1,959		2,137
Deferred revenue		3,203		2,012
Stock-based compensation		9,453		8,800
Operating lease liabilities		10,941		11,719
Other		4,336		8,751
Total deferred tax assets		123,047		138,840
Less valuation allowance		—		(705)
Deferred tax assets, net of valuation allowance		123,047		138,135
Deferred tax liabilities				
Capitalized commission costs		(41,589)		(34,834)
Operating lease ROU asset		(9,979)		(10,638)
Other		(1,147)		(2,329)
Total deferred tax liabilities		(52,715)		(47,801)
Net deferred tax assets[1]	$	70,332	$	90,334

[1] Deferred tax liabilities of $0.1 million and nil are recorded within other liabilities, non-current on the consolidated balance sheets as of January 31, 2026 and 2025, respectively.

At January 31, 2026, for U.S. federal income tax purposes, the Company had net operating loss ("NOL") carryforwards of approximately $308.1 million, which expire in fiscal years 2036 through 2038. The U.S. federal NOLs generated after fiscal year 2019 do not expire and may be carried forward indefinitely. For U.S. states income tax purposes, the Company had NOL carryforwards of approximately $248.0 million, which expire in various years beginning from fiscal years 2027 through 2042. Beginning on January 31, 2025, based on the relevant weight of positive and negative evidence, including the amount of the Company's taxable income in recent years, which is objective and verifiable, and consideration of its expected future taxable earnings, the Company recognizes deferred tax assets without an offsetting valuation allowance for these federal and state NOLs. For foreign income tax purposes, the Company had NOL carryforwards of approximately $5.4 million, which expire beginning in fiscal year 2034.

Utilization of the Company's NOL carryforwards may be subject to an annual limitation as a result of an ownership change, as defined under the provisions of Section 382 of the Code and similar state provisions. Such an annual limitation could result in the expiration of

the NOL carryforwards before utilization. Analysis has been conducted to determine whether an ownership change had occurred since inception. This analysis has indicated that although ownership changes have occurred in a prior year, the NOL would not expire before utilization as a result of the ownership change. In the event that the Company has subsequent changes in ownership, NOLs and research and development credit carryovers could be limited and may expire unutilized as a result of the subsequent ownership change. Utilization of foreign NOL carryforwards in the future will be dependent upon the local tax law and regulation.

The Company had a valuation allowance of nil and $0.7 million as of January 31, 2026 and 2025, respectively. The Company monitors the realizability of its deferred tax assets taking into account all relevant factors at each reporting period. As of January 31, 2025, based on the relevant weight of positive and negative evidence, including cumulative taxable income over the past three years, which is objective and verifiable, and consideration of its expected future taxable earnings, the Company concluded that it is more likely than not that its U.S. federal and state deferred tax assets are realizable.

The Company has not recorded deferred income taxes and withholding taxes with respect to the undistributed earnings of its foreign subsidiaries, as such earnings are determined to be reinvested indefinitely. If those earnings were repatriated, in the form of dividends or otherwise, the Company could be subject to U.S. income taxes and withholding taxes to the various foreign countries. As of January 31, 2026, the Company had $85.4 million of earnings indefinitely reinvested outside of the U.S. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the amount of tax associated with such unremitted earnings.

The IRA was signed into law on August 16, 2022. The bill was meant to address the high inflation rate in the U.S. through various climate, energy, healthcare and other incentives. These incentives are meant to be paid for by the tax provisions included in the IRA, such as a 15 percent corporate minimum tax, an excise tax on stock buybacks, additional Internal Revenue Service funding to improve taxpayer compliance, and other items. During the year ended January 31, 2026, the Company paid $1.9 million in excise taxes associated with the 2024 Share Repurchase Program. As of January 31, 2026, the Company has accrued $0.8 million of excise taxes associated with the 2025 Share Repurchase Program.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law in the United States. The OBBBA includes significant changes, such as the permanent extension of certain provisions that were originally enacted in the 2017 Tax Cuts and Jobs Act and were set to expire on December 31, 2025, modifications to certain international tax provisions and the restoration of tax treatment for certain business provisions, including 100% bonus depreciation for certain qualified property, domestic research and experimental cost expensing and the business interest expense limitation. The new legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. After assessing the impact of the OBBBA, the Company concluded that it did not have a material impact on the Company's consolidated financial statements, as well as its annual estimated effective tax rate.

Unrecognized Tax Benefits and Other Considerations

The Company records liabilities related to its uncertain tax positions. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company records interest and penalties related to unrecognized tax benefits within the Company's provision for income taxes.

A reconciliation of the beginning and ending balance of total gross unrecognized tax benefits for the year ended January 31, 2026:

	Year Ended January 31,		
(in thousands)	2026	2025	2024
Balance, beginning of period	$ 3,102	$ 2,436	$ 1,728
Tax positions taken during a prior year:			
Gross increases	4,848	—	—
Gross decreases	(4,848)	—	—
Tax positions taken during the current year:			
Gross increases	2,013	666	708
Balance, end of period	$ 5,115	$ 3,102	$ 2,436

As of January 31, 2026 and 2025, the Company had recorded unrecognized tax benefits of $5.1 million and $3.1 million, respectively, that, if recognized, would benefit the Company's effective tax rate.

During the year ended January 31, 2026, the Company made a one-time payment of $4.8 million to settle a prior period income tax matter with a foreign tax authority. The payment, which included interest and penalties of $1.7 million, was reflected as an expense in fiscal year 2026. No further amounts are expected to be due in connection with this matter.

The Company's India subsidiary is currently under audit by India tax authorities for tax years 2016 through 2018. Related to the audit by the India tax authorities, it is reasonably possible that the Company's uncertain tax positions could change within the next 12 months. An estimate of the range of any change cannot be made. The Company believes that it has recorded all appropriate provisions for all jurisdictions and open years. However, the Company can give no assurance that taxing authorities will not propose adjustments that would increase its tax liabilities.

The Company is not currently under audit by any other taxing authority in any other material jurisdiction.

Because of NOL carryforwards, all of the Company's tax years dating back to inception in 2012 remain open to tax examination in U.S. and certain state tax jurisdictions. For India, tax years from 2016 remain open. For other major non-U.S. jurisdictions, tax years from 2019 to present remain open to tax examination.

14. Restructuring

In February 2023, the Company implemented an approved plan for restructuring its global workforce by approximately 4% to reduce operating costs and better align its workforce with the needs of its business. The majority of the associated costs, including severance and benefits, were incurred in the first half of fiscal year 2024.

In May 2024, the Company implemented an approved plan for restructuring its global workforce by approximately 3% to reduce operating costs and better align its workforce with the needs of its business. The majority of the associated costs, including severance and benefits, were incurred in the second quarter of fiscal year 2025.

In February 2025, the Company implemented an approved plan for restructuring its global workforce by approximately 12% to help position the Company for long-term success by realigning employee costs with the current business and freeing up capital for incremental investments. The majority of the associated costs, including severance, benefits and the acceleration of equity awards, were incurred in the first half of fiscal year 2026.

Restructuring liabilities are included in accrued expenses and other current liabilities in the consolidated balance sheets. Changes in the restructuring liability for the periods presented are set forth in the table below:

	January 31,		
(in thousands)	**2026**	**2025**	**2024**
Accrual, beginning of period	$ —	$ —	$ —
Restructuring charges[1]	15,919	2,821	4,270
Cash payments	(14,277)	(2,821)	(4,270)
Accrual, end of period	$ 1,642	$ —	$ —

[1] Restructuring costs shown in the table above do not include related stock-based compensation expense of $0.9 million for the year ended January 31, 2026. Stock-based compensation expense associated with the Company's restructuring plans is included in restructuring on the consolidated statements of operations.

Restructuring liabilities are included in accrued expenses and other current liabilities in the consolidated balance sheets, the majority of which is expected to be paid in the first quarter of fiscal year 2027.

15. Segment and Geographic Information

The Company's operations consist of one operating and reportable segment reflecting the manner in which operations are managed and the criteria used by the CODM to evaluate performance, develop strategy, and allocate resources. The Company's one segment provides enterprise cloud software products that enable organizations to do marketing, advertising, research, care, sales and engagement across modern channels including social, messaging, chat and text through its Unified-CXM platform. The CODM makes operating performance assessments and resource allocation decisions on a global basis using net income, which is also reported on the consolidated statements of operations as "net income." The Company's CODM uses net income to make operating decisions based on historical results and forecasts for future periods. The measure of segment assets is reported on its consolidated balance sheets as "total assets." There is no expense or asset information that is supplemental to those disclosed in these consolidated financial statements that is regularly provided to the CODM. Other segment items included in consolidated net income are depreciation and amortization, interest income and provision (benefit) for income taxes, which are included in the consolidated statements of operation or within other notes to these consolidated financial statements. The accounting policies of the Company's reportable segment are the same as its consolidated accounting policies.

The following table summarizes the revenue by region based on the shipping address of customers who have contracted to use the Company's Unified-CXM platform:

	Year Ended January 31,		
(in thousands)	2026	2025	2024
Americas	$ 478,339	$ 466,003	$ 435,315
EMEA	309,715	269,007	237,875
Other	69,146	61,384	59,170
Total revenue	$ 857,200	$ 796,394	$ 732,360

The United States was the only country that represented more than 10% of the Company's revenues, comprising $441.8 million, $433.7 million and $407.2 million in the years ended January 31, 2026, 2025 and 2024, respectively.

Long-lived assets by geographical region are based on the location of the legal entity that owns the assets. As of January 31, 2026 and 2025, long lived assets by geographic region were as follows:

	January 31,	
(in thousands)	2026	2025
Americas	$ 27,973	$ 24,792
EMEA	1,830	2,380
Other	3,651	4,419
Total long-lived assets	$ 33,454	$ 31,591

Fixed assets held in the United States were $28.0 million and $24.8 million at January 31, 2026 and 2025, respectively. Operating lease ROU assets of $43.1 million and $44.6 million at January 31, 2026 and 2025, respectively, are not included in the table above, of which $17.3 million and $19.6 million were held in the United States at January 31, 2026 and 2025, respectively, and $14.6 million and $14.9 million were held in India at January 31, 2026 and 2025, respectively.

16. Related Parties

The Company engaged Lyearn Inc. ("Lyearn"), a learning management system company that is wholly owned by Ragy Thomas, the Company's Founder and Chairman, in connection with the provision of digital training services to the Company's employees and certain Sprinklr customers. The Company paid de minimis amounts to Lyearn in connection with digital training services provided to employees as well as digital training services provided to a customer during the years ended January 31, 2026, 2025, and 2024.

The Company recognized de minimis amounts of expenses during each of the years ended January 31, 2026, 2025, and 2024 related to the arrangements. The Company had no outstanding payables as of January 31, 2026 and de minimis amounts of outstanding payables as of January 31, 2025 related to the arrangements.

This related party transaction has been reviewed and approved by the audit committee of the Board.

17. Employee Benefit Plans

The Company provides benefit plans for its employees in the United States. The Sprinklr 401(k) Plan is available to all eligible employees on the Company's U.S. payroll who are automatically enrolled for pre-tax deferrals on the first pay date after satisfying the eligibility requirements. The Sprinklr 401(k) Plan is qualified under Section 401(k) of the Code and provides employees with tax-deferred and after-tax salary deductions, up to a maximum allowable limit, and alternative investment options. Employees may contribute up to the lesser of 100% of their eligible compensation or the statutory prescribed annual limit. The Company makes a matching contribution equal to 30% of a participant's eligible compensation up to the first 4% of such person's elected deferral.

The Company's defined contribution plan in the United Kingdom is available to all employees on the Company's U.K. payroll in accordance with the U.K. government regulations. Under this plan, employees can defer a percentage of their paycheck to a tax-deferred account. The Company contributes as per the local statutory regulations.

The amounts the Company contributed to defined contribution plans were immaterial during fiscal years ended January 31, 2026, 2025 and 2024.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Pursuant to Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures as of January 31, 2026. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13-a-15(f) and 15d-15(f) of the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our internal control over financial reporting is a process designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our management, with the participation of the CEO and CFO, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of January 31, 2026 using the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2026.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of January 31, 2026 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report, which is included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during the three months ended January 31, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The inherent limitations in all control systems include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Insider Trading Arrangements

During our last fiscal quarter, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions or written plans for the purchase or sale of the Company's securities set forth in the table below.

Name and Position	Action	Adoption/ Termination Date	Type of Trading Arrangement		Total Shares of Class A Common Stock to be Sold	Expiration Date
			Rule 10b5-1 *	Non-Rule 10b5-1 **		
Karthik Suri, Chief Product Officer	Adoption	December 11, 2025	X		314,541[1]	March 31, 2027
Arunkumar Pattabhiraman, Chief Marketing Officer	Termination[2]	December 12, 2025	X		295,491[3]	March 26, 2026
Arunkumar Pattabhiraman, Chief Marketing Officer	Adoption[2]	December 12, 2025	X		347,755[4]	September 30, 2026
Amitabh Misra, Chief Technology Officer	Adoption	December 22, 2025	X		219,558[5]	September 30, 2026

* Contract, instruction or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

** "Non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K under the Exchange Act.

[1] Includes up to 314,541 shares subject to restricted stock units ("RSUs") previously granted to Mr. Suri that will vest and be released to Mr. Suri on or prior to March 15, 2027. The actual number of shares underlying such RSUs that will be released to Mr. Suri and sold under the Rule 10b5-1 trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such shares and is not determinable at this time.

[2] Represents the modification, as described in Rule 10b5-1(c)(1)(iv) under the Exchange Act, of a written plan adopted on March 27, 2025 that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), as then in effect, under the Exchange Act.

[3] Included (i) 83,745 shares acquired from previously vested RSUs and (ii) up to 211,746 shares subject to RSUs previously granted to Mr. Pattabhiraman that were to vest and be released to Mr. Pattabhiraman on or prior to March 15, 2026. The actual number of shares underlying such RSUs that were to be released to Mr. Pattabhiraman and sold under the Rule 10b5-1 trading arrangement was net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such shares and is not determinable at this time.

[4] Includes (i) 136,244 shares acquired from previously vested RSUs and (ii) up to 211,511shares subject to RSUs previously granted to Mr. Pattabhiraman that will vest and be released to Mr. Pattabhiraman on or prior to September 15, 2026. The actual number of shares underlying such RSUs that will be released to Mr. Pattabhiraman and sold under the Rule 10b5-1 trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such shares and is not determinable at this time.

[5] Includes (i) 87,160 shares acquired from previously vested RSUs, (ii) 4,969 shares previously acquired pursuant to our employee stock purchase program (our "ESPP") and (iii) up to 127,429 shares subject to RSUs previously granted to Mr. Misra that will vest and be released to Mr. Misra on or prior to June 15, 2026. The actual number of shares underlying such RSUs that will be released to Mr. Misra and sold under the Rule 10b5-1 trading arrangement will be net of the number of shares withheld to satisfy tax withholding obligations arising from the vesting of such shares and is not determinable at this time. The actual number of shares to be sold under the Rule 10b5-1 trading arrangement also will be determined, in part, based on a cap on the net proceeds from their sale and is not determinable at this time.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information About Our Directors

Information regarding our Directors required by this item will be contained in our 2026 Proxy Statement under the caption "Information Regarding Director Nominees and Continuing Directors," and is hereby incorporated by reference.

Information About Our Executive Officers

Information regarding our Directors required by this item will be contained in our 2026 Proxy Statement under the caption "Executive Officers," and is hereby incorporated by reference.

Identification of Audit Committee and Financial Experts

Information regarding our Audit Committee and Financial Experts required by this item will be contained in our 2026 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance—Information Regarding Committees of the Board of Directors," and is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Information regarding our Procedures for Recommending Directors required by this item will be contained in our 2026 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance—Information Regarding Committees of the Board of Directors," and is hereby incorporated by reference.

Code of Conduct and Ethics

Our board of directors has adopted the Sprinklr, Inc. Code of Conduct and Ethics that applies to all officers, directors and employees. This includes our principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. The Code of Conduct and Ethics is available on our website at investors.sprinklr.com. If we make any substantive amendments to the Code of Conduct and Ethics or grant any waiver from a provision of the Code of Conduct and Ethics to any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions to our directors, we will promptly disclose the nature of the amendment or waiver on our website rather than by filing a Current Report on Form 8-K. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 10-K, and you should not consider information on our website to be part of this Form 10-K.

Insider Trading Policy

Our board of directors has adopted the Sprinklr, Inc. Insider Trading Policy (the "Insider Trading Policy"), governing the purchase, sale, and/or other dispositions of our securities by directors, executive officers, employees and certain other persons. We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable NYSE listing standards. From time to time, we have engaged in transactions in our securities. It is our policy to comply with applicable laws and regulations relating to insider trading. A copy of the Insider Trading Policy is incorporated by reference as Exhibit 19.1 to this Form 10-K.

Delinquent Section 16(a) Reports

Information regarding compliance with Section 16(a) of the Exchange Act required by this item will be contained in our 2026 Proxy Statement under the caption "Delinquent Section 16(a) Reports," if any, and is hereby incorporated by reference.

Item 11. Executive Compensation

Information regarding our Executive Compensation required by this item will be contained in our 2026 Proxy Statement under the captions "Information Regarding the Board of Directors and Corporate Governance—Information Regarding Committees of the Board of Directors—Compensation Committee—Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Director Compensation," and is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Ownership of Securities

Information regarding our Ownership of Securities required by this item will be contained in our 2026 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management," and is hereby incorporated by reference.

Equity Compensation Plan Information

Information regarding our Equity Compensation Plan required by this item will be contained in our 2026 Proxy Statement under the caption "Equity Compensation Plan Information," and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding Related Transactions and Director Independence required by this item will be contained in our 2026 Proxy Statement under the caption "Transactions with Related Persons," and "Information Regarding the Board of Directors and Corporate Governance—Independence of Our Board of Directors," and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information regarding Accounting Fees and Services required by this item will be contained in our 2026 Proxy Statement in Proposal 4 under the captions "—Principal Accountant Fees and Services" and "—Pre-Approval Policies and Procedures," and is hereby incorporated by reference.

Item 15. Exhibit and Financial Statement Schedules

We have filed the following documents as part of this Form 10-K:

(a) Consolidated Financial Statements

The consolidated financial statements are filed as part of this Form 10-K under "Part II, Item 8. Financial Statements and Supplementary Data."

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are either not applicable or the information required is presented in the consolidated financial statements and notes thereto under "Part II, Item 8. Financial Statements and Supplementary Data."

(c) Exhibits

The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Form 10-K.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-40528), filed with the SEC on June 28, 2021).
3.2	Amended and Restated Bylaws, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-40528), filed with the SEC on June 28, 2021).
4.1	Form of Class A Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on June 14, 2021).
4.2	Description of the Securities of Sprinklr, Inc. (incorporated herein by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on April 11, 2022).
10.1	Seventh Amended and Restated Investors' Rights Agreement, dated October 7, 2020 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.2#	Sprinklr, Inc. Executive Severance and Change in Control Plan, effective May 1, 2019, as amended and restated on June 1, 2024 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the SEC on September 4, 2024).
10.3#	2011 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.4#	Forms of Grant Notice and Exercise Notices under the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
10.5#	2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 (File No. 333-257384), filed with the Commission on June 25, 2021).
10.6#	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on June 14, 2021).
10.7#	Forms of Restricted Stock Grant Notice and Award Agreement under the 2021 Equity Incentive Plan (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on April 11, 2022).
10.8#	Forms of Restricted Stock Grant Notice and Award Agreement under the 2021 Equity Incentive Plan (U.S.) (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).
10.9#	Forms of Restricted Stock Grant Notice and Award Agreement under the 2021 Equity Incentive Plan (International) (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).
10.10#	French Sub-Plan to the Company's 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).

10.11#	Forms of Restricted Stock Grant Notice and Award Agreement under the French Sub-Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 10, 2021).
10.12#	2021 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (File No. 333-257384), filed with the Commission on June 25, 2021).
10.13#	Form of Indemnification Agreement between the Registrant and each director and executive officer (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the SEC on December 4, 2024.
10.14#	Amended and Restated Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on September 4, 2025).
10.15#	Employment Agreement, by and between the Registrant and Manish Sarin, dated January 12, 2022 (incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the Commission on April 11, 2022).
10.16#	Transition, Separation and Release of Claims Agreement, by and between the Registrant and Manish Sarin, dated September 23, 2025 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 4, 2025).
10.17#	Employment Agreement, by and between the Registrant and Arun Pattabhiraman, dated April 18, 2022 (incorporated herein by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on April 3, 2023).
10.18#	Employment Agreement, by and between the Registrant and Jacob Scott, dated April 26, 2023 (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on March 29, 2024.
10.19#	Employment Agreement, by and between the Registrant and Amitabh Misra, dated February 25, 2024 (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on March 21, 2025.
10.20#	Employment Agreement, by and between the Registrant and Rory Read, effective as of November 5, 2024 (incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on March 21, 2025.
10.21#	Employment Agreement, by and between the Registrant and Joy Corso, dated January 10, 2025 (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on March 21, 2025.
10.22#	Employment Agreement, by and between the Registrant and Sanjay Macwan, dated April 5, 2025.
10.23#	Employment Agreement, by and between the Registrant and Scott Millard, dated August 29, 2025.
10.24#	Employment Agreement Amendment, by and between the Registrant and Scott Millard, dated September 2, 2025.
10.25#	Employment Agreement, by and between the Registrant and Anthony Coletta, dated October 6, 2025 (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-40528), filed with the Commission on December 4, 2025).
10.26#	Employment Agreement, by and between the Registrant and Karthik Suri, dated October 23, 2025.
10.28	Letter Agreement, by and between the Registrant and H&F Splash Holdings IX, L.P., dated October 7, 2020 (incorporated herein by reference to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 (File No. 333-256657), filed with the Commission on May 28, 2021).
19.1	Sprinklr, Inc. Insider Trading Policy.
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
24.1	Power of Attorney (incorporated by reference to the signature pages of this Annual Report on Form 10-K).
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Sprinklr, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K (File No. 001-40528), filed with the SEC on March 29, 2024.
101.INS	Inline XBRL Instance Document– the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Document
104	Cover Page formatted as inline XBRL and contained in Exhibits 101

# Indicates management contract or compensatory plan.

* The certifications furnished in Exhibit 32.1 are deemed to accompany this Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>**Sprinklr, Inc.**</center>

Date: March 19, 2026   By: /s/ RORY READ

Rory Read

President and Chief Executive Officer

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rory Read and Anthony Coletta, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RORY READ Rory Read	President and Chief Executive Officer (Principal Executive Officer) and Director	March 19, 2026
/s/ ANTHONY COLETTA Anthony Coletta	Chief Financial Officer (Principal Financial Officer)	March 19, 2026
/s/ MICHELE MEYERS Michele Meyers	Chief Accounting Officer (Principal Accounting Officer)	March 19, 2026
/s/ RAGY THOMAS Ragy Thomas	Founder and Chairman	March 19, 2026
/s/ NEERAJ AGRAWAL Neeraj Agrawal	Director	March 19, 2026
/s/ JAN R. HAUSER Jan R. Hauser	Director	March 19, 2026
/s/ KEVIN HAVERTY Kevin Haverty	Director	March 19, 2026
/s/ YVETTE KANOUFF Yvette Kanouff	Director	March 19, 2026
/s/ EILEEN SCHLOSS Eileen Schloss	Director	March 19, 2026
/s/ STEPHEN M. WARD, JR. Stephen M. Ward, Jr.	Director	March 19, 2026
/s/ TARIM WASIM Tarim Wasim	Director	March 19, 2026

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Board of Directors

Ragy Thomas	Founder and Chairman of the Board
Neeraj Agrawal	General Partner, Battery Ventures
Jan R. Hauser	Business Advisor and Financial Expert
Kevin Haverty	Advisor and Private Investor
Yvette Kanouff	Partner, JC2 Ventures
Rory Read	President & CEO and Director
Eileen Schloss	Human Capital Operations Advisor, Advent International
Stephen M. Ward, Jr.	Former President & CEO, Lenovo Corporation
Tarim Wasim	Partner, Hellman & Friedman (H&F)

Management Team

Rory Read	President, CEO and Director
Anthony Coletta	Chief Financial Officer
Joy Corso	Chief Administrative Officer
Sanjay Macwan	Chief Information Officer
Amitabh Misra	Chief Technology Officer
Jacob Scott	General Counsel and Corporate Secretary
Karthik Suri	Chief Product and Corporate Strategy Officer

Corporate Headquarters	**Sprinklr, Inc.** 441 9th Avenue, 12th Floor New York, New York 10001 www.sprinklr.com
Independent Registered Public Accounting Firm	**KPMG LLP** New York, New York
Transfer Agent and Registrar	**Computershare Trust Company, N.A.** 150 Royall Street Canton, Massachusetts 02021
Virtual Annual Meeting of Stockholders	Thursday, June 11, 2026, at 10:00 a.m., Eastern Daylight Time www.virtualshareholdermeeting.com/CXM2026
Exchange Listing	Sprinklr's Class A common stock is listed on the New York Stock Exchange under the symbol "CXM."
Investor Relations	ir@sprinklr.com
Note on Forward-Looking Statements	This annual report contains forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those expressed in such statements. Further information on factors that could affect results is included in the fiscal year 2026 Form 10-K, included in this annual report.



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